SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             October 20, 2004


                        Commission File Number 1-12752


                              Glassworks of Chile
                (Translation of registrant's name into English)


                                  Hendaya 60
                                  Las Condes
                                Santiago, Chile
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F [X] Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                Yes [ ] No [X]

NYSE:  CGW
Santiago:   CRISTALES
www.cristalchile.com

CONTACT IN SANTIAGO:
Ricardo Dunner
Head of Investor Relations
PH:   (562) 787-8855
FAX:  (562) 787-8800
EMAIL:   ir@cristalchile.cl


FECU (Standardized Quarterly Financial Report)



1.       IDENTIFICATION


1.01.05.00        Firm Name

                          CRISTALERIAS DE CHILE S.A.


1.01.04.00        Company RUT                                 90331000-6



1.00.01.10        Starting date                               1/1/2004



1.00.01.20        Closing date                                6/30/2004



1.00.01.30        Type of Currency                            Chilean Pesos



1.00.01.40        Type of Financial Statements                Individual

Independent Auditors' Report
Refered to Interim Individual Financial Statements
As of June 30, 2004


To the Shareholders and Directors of
Cristalerias de Chile S.A.:

1. We have revised the general balance sheets of Cristalerias de Chile S.A. as of June 30, 2004 and 2003 and the corresponding statements of income and cash flows for the six months periods ended on those dates. These financial statements and their corresponding notes are the responsibility of Cristalerias de Chile S.A.'s management. The Ratio Analysis and Relevant Events attached are not part of these financial statements; therefore this report does not extend to them.

2. We have effected our revisions in accordance with audit norms established in Chile for a revision of interim financial information. A revision of interim financial information consists mainly in applying analytic revision procedures of the financial statements and effect inquiries to the responsible financial and accounting personnel. The extent of this revision is substancially lower than an audit effected according to generally accepted accounting principles in Chile, in which case the objective is to express an opinion on financial statements as a whole. Consequently, the interim financial statements as of June 30 2004 and 2003 have not been audited and, therefore, we are not in condition for expressing, nor we express an opinion.

3. The refered interim financial statements have been prepared to reflect the individual financial situation of Cristalerias de Chile S.A., based on criteria described in Note 2 b), prior to consolidation, line by line, of subsidiaries detailed in Note 14's financial statements. Consequently, for an adequate interpretation, these individual interim financial statements must be read and analyzed together with the consolidated interim financial statements of Cristalerias de Chile S.A. and subsidiaries, which are required by the generally accepted accountinbg principles in Chile. This report is presented solely to inform and be used by the Board and Management of Cristalerias de Chile S.A. and by the Chilean Securities and Insurance Commission (SVS).

4. Based on our revision of the interim financial statements as of June 30, 2004 and 2003, we have no knowledge of significant adjustments needed to be made to them in order for them to be in accordance with principles described in Note 2 b).


Ruben Lopez D.                                        Ernst & Young Ltda.
R.U.T.: 9.385.460-8                             Auditors' R.U.T.: 77.802.430-6

Santiago, July 28 2004

ASSETS

2.0      FINANCIAL STATEMENTS
2.01     BALANCE SHEET

1.00.01.30   Type of Currency: Thousands of Chilean Pesos
1.00.01.40   Type of Balance : Individual

ASSETS                                                   NOTE No.            06-30-04        06-30-03
5.11.00.00   TOTAL CURRENT ASSETS                                           108,300,902     103,843,808
             5.11.10.10  Cash                                                 1,471,566       1,805,117
             5.11.10.20  Time deposits                   41                   5,004,267      10,445,036
             5.11.10.30  Marketable securities (net)     4                   59,615,681      58,750,126
             5.11.10.40  Debtors from sales (net)        5                   18,766,519      14,697,104
             5.11.10.50  Documents receivable (net)      5                      995,423       1,673,336
             5.11.10.60  Sundry debtors (net)            5                      828,330         675,327
             5.11.10.70  Doc. & accts receivable         6                    4,892,084       2,167,143
                         related Co.
             5.11.10.80  Inventories (net)               7                    6,978,729       6,682,527
             5.11.10.90  Recoverable taxes               8                    1,126,358       1,276,166
             5.11.20.10  Prepaid expenses                                       339,649         334,727
             5.11.20.20  Deferred taxes                  8                      843,755         362,459
             5.11.20.30  Other current assets            10-11                7,438,541       4,974,740
             5.11.20.40  Leasing contracts (net)                                      0               0
             5.11.20.50  Leasing assets (net)                                         0
5.12.00.00   TOTAL FIXED ASSETS                                              75,449,358      80,614,276
             5.12.10.00  Land                            12                   1,514,725       1,510,424
             5.12.20.00  High rises & infrastructure     12                  23,286,000      22,585,524
             5.12.30.00  Machinery & equipment           12                 105,768,357     102,739,721
             5.12.40.00  Other fixed assets              12                   8,515,021       6,914,445
             5.12.50.00  Positive goodwill from
                         technical
                         revaluation of fixed            12                   6,659,823       7,767,850
                         assets
             5.12.60.00  Depreciation (minus)            12                 (70,294,568)    (60,903,688)
5.13.00.00   TOTAL OTHER ASSETS                                             181,194,501     182,044,554
             5.13.10.10  Investment in related companies 14                 145,666,038     144,970,802
             5.13.10.20  Investment in other companies                                0               0
             5.13.10.30  Negative goodwill               16                   1,821,374       1,992,171
             5.13.10.40  Positive goodwill (minus)                                    0               0
             5.13.10.50  Long-term debtors               5                      119,106         151,965
             5.13.10.60  Doc. & accts receivable         6                   22,007,684      21,994,506
                         related Co.
             5.13.10.65  Long-term deferred taxes                                     0               0
             5.13.10.70  Intangibles                                                  0               0
             5.13.10.80  Amortization (minus)                                         0               0
             5.13.10.90  Other                           18                  11,580,299      12,935,110
             5.13.20.10  Long-term leasing contracts                                  0               0
                         (net)
5.10.00      TOTAL ASSETS                                                   364,944,761     366,502,638

                                  LIABILITIES

1.00.01.30   Type of Currency: Thousands of Chilean Pesos
1.00.01.40   Type of Balance : Individual

LIABILITIES                                              NOTE No.            06-30-04        06-30-03
5.21.00.00   TOTAL CURRENT LIABILITIES                                       18,639,661      20,276,257
             5.21.10.10  Short-term oblig. Banks &                                    0               0
                         Fin. Inst.
             5.21.10.20  Short-term portion - Long-term
                         oblig. Banks &                  19                     139,500         156,829
                         Financial Institutions
             5.21.10.30  Obligations with the public                                  0               0
                         (notes)
             5.21.20.40  Short-term portion oblig with                        1,688,964       1,683,436
                         public
             5.21.10.50  Long-term oblig. due within 1                                0               0
                         year
             5.21.10.60  Dividends payable                                      651,595         509,838
             5.21.10.70  Accounts payable                                     2,251,469       3,410,613
             5.21.10.80  Notes payable                                        2,580,225       3,316,315
             5.21.10.90  Sundry creditors                                       835,577       1,008,139
             5.21.20.10  Notes & accts payable related   6                      941,564         676,521
                         Co.
             5.21.20.20  Provisions                      23                   7,170,405       4,128,088
             5.21.20.30  Withholdings                                           661,448         390,574
             5.21.20.40  Income tax                                                   0               0
             5.21.20.50  Earned income                                                0               0
             5.21.20.60  Deferred taxes                                               0               0
             5.21.20.70  Other current liabilities       34                   1,718,914       4,995,904
5.22.00.00   TOTAL LONG-TERM LIABILITIES                                    110,912,860     115,212,025
             5.22.10.00  Oblig with Banks & Financial    21                  31,815,000      35,165,736
                         Inst.
             5.22.20.00  Long-term oblig with public                         69,761,295      69,951,855
                         (bonds)
             5.22.30.00  Long-term notes payable                                      0               0
             5.22.40.00  Long-term sundry debtors                               162,254         186,544
             5.22.50.00  Long-term notes & accts.
                         payable                         6                            0               0
                         related companies
             5.22.60.00  Long-term provisions            23                   6,417,630       7,578,300
             5.22.70.00  Long-term deferred taxes        8                    2,756,681       2,329,590
             5.22.80.00  Other long-term liabilities                                  0               0
5.23.00.00   MINORITY INTEREST                                                        0               0
5.24.00.00   TOTAL EQUITY                                                   235,392,240     231,014,356
             5.24.10.00  Paid-in capital                 27                  65,396,749      65,137,753
             5.24.20.00  Reserve capital revaluation     27                     523,174         716,515
             5.24.30.00  Premium in sale of own shares   27                  28,097,372      28,069,388
             5.24.40.00  Other reserves                  27                   7,499,397       9,155,080
             5.24.50.00  Retained earnings (addition
                         of codes 5.24.51.00 to
                         5.24.56.00)                     27                 133,875,548     127,935,620
                         5.24.51.00  Reserve future      27                 128,030,273     125,943,731
                                     dividends
                         5.24.52.00  Accrued profits     27                           0               0
                         5.24.53.00  Accrued losses                                   0               0
                                     (minus)
                         5.24.54.00  Profit (loss)       27                   7,125,275       2,957,649
                                     for the year
                         5.24.55.00  Prov. dividends                         (1,280,000)       (965,760)
                                     (minus)
                         5.24.56.00  Accr. deficit       27                           0               0
                                     dev. period
5.20.00.00   TOTAL LIABILITIES                                              364,944,761     366,502,638

                               INCOME STATEMENT

2.02     INCOME STATEMENT

1.00.01.30   Type of Currency: Thousands of Chilean Pesos
1.00.01.40   Type of Balance : Individual

INCOME STATEMENT                                         NOTE No.            06-30-04        06-30-03
             5.31.11.00  OPERATING RESULTS                                   10,135,406       9,685,489
                    5.31.11.10  Gross Margin                                 12,897,397      12,206,668
                                5.31.11.11  Sales                            33,297,866      33,524,221
                                5.31.11.12  Costs                           (20,400,469)    (21,317,553)
                                            (minus)
                    5.31.11.20  Adm. & sales expenses                        (2,761,991)     (2,521,179)
                                (minus)
             5.31.12.00  NON-OPERATING RESULTS                               (1,449,153)     (5,986,197)
                    5.31.12.10  Interest income                                 905,688       1,539,550
                    5.31.12.20  Income from  invmnts    14                    3,248,046       2,770,301
                                Rel. Co.
                    5.31.12.30  Other non-operating     28                      302,039         198,321
                                income
                    5.31.12.40  LOSS invmnts Rel. Co.                        (4,042,363)     (3,468,270)
                                (-)
                    5.31.12.50  Amortization            16                      (86,391)        (86,306)
                                neg.goodwill (-)
                    5.31.12.60  Interest expenses                            (2,392,823)     (2,484,021)
                                (minus)
                    5.31.12.70  Other non-operat        28                     (498,015)       (449,378)
                                expenses (-)
                    5.31.12.80  Price level             29                     (276,582)       (388,966)
                                restatement
                    5.31.12.90  Exchange differences    30                    1,391,248      (3,617,428)
             5.31.10.00  RESULTS BEFORE INCOME TAX                            8,686,253       3,699,292
                         AND EXTRAORDINARY ITEMS
             5.31.20.00  INCOME TAX                      8                   (1,560,978)       (741,643)
             5.31.30.00  EXTRAORDINARY ITEMS                                          0               0
             5.31.40.00  PROFIT (LOSS) BEFORE                                 7,125,275       2,957,649
                         MINORITY INTEREST
             5.31.50.00  MINORITY INTEREST                                            0               0
5.31.00.00   NET INCOME (LOSS)                                                7,125,275       2,957,649
5.32.00.00   Amortization of positive goodwill          16                            0               0
5.30.00.00   INCOME (LOSS) FOR THE YEAR                                       7,125,275       2,957,649

                          DIRECT CASH FLOW STATEMENT

2.03     CASH FLOW STATEMENT
1.00.01.30   Type of Currency: Thousands of Chilean Pesos
1.00.01.40   Type of Balance : Individual

DIRECT CASH FLOW STATEMENT                                     NOTE No.              06-30-04        06-30-03
          5.41.11.00  NET FLOW FROM OP. ACT.                                        18,827,455      17,226,182
                5.41.11.10  Collection from sales debtors                           42,923,558      46,037,878
                 5.31.11.20  Interests received                                      4,190,264       2,082,963
                 5.31.11.30  Dividends & other distributions                         1,722,636       1,656,121
                             funds received
                 5.31.11.40  Other income                                              277,394       1,195,234
                 5.31.11.50  Payments to suppliers &                               (23,836,693)    (26,462,157)
                             personnel (-)
                 5.31.11.60  Interest paid (minus)                                  (2,201,738)     (2,329,031)
                 5.31.11.70  Income tax paid (minus)                                (1,043,041)     (1,528,046)
                 5.31.11.80  Other expenses                    33                     (195,194)     (2,116,900)
                 5.31.11.90  V.A.T. & other taxes                                   (3,009,731)     (1,309,880)
           5.41.12.00  CASH FLOW FINANCING ACTIVITIES                               (2,589,534)     (6,840,195)
                 5.41.12.05  Proceeds from share issue                                       0               0
                 5.41.12.10  Loans received                                                  0               0
                 5.41.12.15  Obligations with the public                                     0               0
                 5.41.12.20  Secured loans from related                                      0               0
                             companies
                 5.41.12.25  Other loans from related                                        0               0
                             companies
                 5.41.12.30  Other financing resources                                       0               0
                 5.41.12.35  Dividends paid (minus)                                 (2,589,534)     (6,840,195)
                 5.41.12.40  Capital distributions (minus)                                   0               0
                 5.41.12.45  Repayment of loans (minus)                                      0               0
                 5.41.12.50  Payment of obligations with the                                 0               0
                             public (-)
                 5.41.12.55  Repayment of secured loans from                                 0               0
                             rel Co. (-)
                 5.41.12.60  Repayment other loans from                                      0               0
                             related  Co. (-)
                 5.41.12.65  Share issue payment (minus)                                     0               0
                 5.41.12.70  Payment of issue publ oblig                                     0               0
                             (minus)
                 5.41.12.75  Other financing payments (minus)  33                            0               0
          5.41.13.00  CASH FLOW FROM INVESTING ACTIVITIES                           (7,118,517)    (12,523,216)
                 5.41.13.05  Sale of fixed assets                                       48,951         110,236
                 5.41.13.10  Sale of permanent investments                                   0               0
                 5.41.13.15  Sale of other investments         33                            0               0
                 5.41.13.20  Proceeds secured loans to                                       0       2,468,018
                             related Comp.
                 5.41.13.25  Proceeds other loans to related                                 0               0
                             companies
                 5.41.13.30  Other investment income           33                            0       1,476,576
                 5.41.13.35  Incorporation of fixed assets                          (3,355,855)    (15,312,980)
                             (minus)
                 5.41.13.40  Capitalized interests payment                                   0               0
                             (minus)
                 5.41.13.45  Permanent Investments (minus)                                (197)       (603,804)
                 5.41.13.50  Investments in financial                                        0               0
                             instruments (minus)
                 5.41.13.55  Other loans to related companies                       (3,804,928)         (7,523)
                             (minus)
                 5.41.13.60  Other loans to related companies                           (6,488)        (25,931)
                             (minus)
                 5.41.13.65  Other distrib of funds on invest  33                            0        (627,808)
                             activities (-)
  5.41.00.00  TOTAL NET CASH FLOW FOR THE PERIOD                                     9,119,404      (2,137,229)
  5.42.20.00  EFFECT OF INFLATION ON CASH & CASH EQUIV.                               (583,131)       (911,569)
5.41.00.00  NET CHANGE IN & CASH EQUIVALENT                                          8,536,273      (3,048,798)
5.42.00.00  CASH & CASH EQUI  AT BEGINNING OF PERIOD                                60,479,914      74,512,489
5.43.00.00  CASH & CASH EQUIV BALANCE AT END OF PERIOD                              69,016,187      71,463,691

                        INCOME STATEMENT RECONCILIATION

CONCILIATION BETWEEN CASH FLOW GENERATED BY THE OPERATION'S
ACTIVITIES AND THE INCOME STATEMENT FOR THE YEAR

1.00.01.30         Type of Currency:  Thousands of Chilean Pesos
1.00.01.40        Type of Balance : Individual

CASH FLOW - INCOME STATEMENT RECONCILIATION                    NOTE No.              06-30-04        06-30-03
5.50.10.00  Profit (Loss) for the year                                               7,125,275       2,957,649
5.50.20.00  Profit  in sale of assets                                                   (8,589)         (3,687)
         5.50.20.10  (Profit) Loss in sale of fixed assets                              (8,589)         (3,687)
         5.50.20.20  Profit in sale of investments (minus)                                   0               0
         5.50.20.30  Loss in sale of investments                                             0               0
         5.50.20.40  (Profit) Loss in sale of other assets                                   0               0
5.50.30.00  Non-cash losses (gains)                                                 11,622,754      12,957,524
         5.50.30.05  Depreciation for the year                 12                    5,248,805       4,671,670
         5.50.30.10  Amortization of intangibles                                       412,961         420,455
         5.50.30.15  Write-offs and provisions                                       2,179,244         386,663
         5.50.30.20  Accrued earnings from investments in      14                  (3,248,046)      (2,770,301)
                     related companies (minus)
         5.50.30.25  Accured losses from investments in        14                    4,042,363       3,468,270
                     related Co.
         5.50.30.30 Negative goodwill amortization             16                       86,391          86,306
         5.50.30.35  Positive goodwill amortization (minus)                                  0               0
         5.50.30.40  Price level restatement                   29                      276,582         388,966
         5.50.30.45  Net exchange difference                   30                   (1,391,248)      3,617,428
         5.50.30.50  Other non-cash credits to results (minus)                        (324,671)        (66,274)
         5.50.30.55  Other non-cash debits to results                                4,340,373       2,754,341
5.50.40.00  Changes in Assets affecting cash flow (incr)                            (1,616,989)     (2,530,811)
            decreases
         5.50.40.10  Debtors from sales                                                311,356       3,768,875
         5.50.40.20  Inventory                                                      (2,191,980)     (1,276,232)
         5.50.40.30  Other assets                                                      263,635          38,168
5.50.50.00   Changes in liabilities affecting cash flow                              1,705,004      (1,216,115)
             increases (decr)
         5.50.50.10  Accounts payable related to results for                           295,908        (418,113)
                     the year
         5.50.50.20  Interests payable                                                 (12,009)        (71,363)
         5.50.50.30  Income tax payable (net)                                          999,181        (114,155)
         5.50.50.40  Other accounts payable related to                                 509,336        (372,279)
                     non-oper results
         5.50.50.50  VAT and other taxes payable (net)                                 (87,412)       (240,205)
5.50.60.00  Profit (Loss) of minority interest                                               0               0
5.50.00.00  NET OPERATING CASH FLOW                                                 18,827,455      17,226,182

                  01. Registration In The Securities Register


1. IDENTIFICATION OF THE COMPANY AND REGISTRATION IN THE SECURITIES REGISTER

The company is registered in the Securities Register under No. 061 and it is supervised by the Chilean Securities and Insurance Commission (SVS).

                       02. Applied Accounting Criteria


APPLIED ACCOUNTING CRITERIA


a) Accounting Period

These financial statements correspond to the period between January 1 and June 30 of 2004 and 2003.


b) Preparation basis of financial statements:

These individual financial statements as of June 30, 2004 and 2003 have been prepared on the basis of generally accepted accounting principles and specific norms issued by the SVS, with the former prevailing in case of discrepancies.

Investments in subsidiaries are registered in a single line of the general balance sheet at their proportional equity value (VPP) and therefore, have not been consolidated line to line. This treatment does not modify the net result of the fiscal year nor the equity.

These financial statements have been emitted solely for the effect of doing an individual analysis of the company and, in consideration to it, they must be read together with the consolidated financial statements, which are required by the generally accepted accounting principles in Chile.


c) Presentation Basis

For comparison purposes, the financial statements and figures included in the disclosures for the 2004 fiscal year are presented updated according to non-accounting terms as of June 30, 2004 by 0.6%.


d) Price Level Restatement

Financial statements have been corrected monetarily on the basis of considering the variation in the purchasing power of the currency which occurred in the 2004 fiscal year, which was 0.8% (1.1% in 2003).

For financial matters, effective variations occurred during each month of 2004 and 2003 have been considered, with respect to June 2004 and 2003. For tax matters, negative variations occurred in some months of 2003 and 2004, with respect to June 2003 and 2004, have been equaled to zero, in accordance with instructions from the Chilean Internal Revenue Service (SII), not affecting significantly the financial statements.

e) Conversion Basis

Balances in foreign currency and indexed currency units have been converted to pesos at the indicated parities:

                                                2004              2003
                                                Ch$               Ch$

U.S. Dollar                                    636.30            699.12
Pound Sterling                               1,157.12          1,157.48
Swiss Franc                                    509.16            517.18
EURO                                           775.88            803.86
Unidad de Fomento                           17,014.95         16,959.67


f) Marketable Securities and Time Deposits

Transactions in fixed income instruments are shown at the return value of the investment, which does not exceed the market value as of June 30, 2004.

Investments in stock are shown at the lowest value between the corrected cost and market value.

Time deposits are shown at the value of the investment, plus adjustments and interest accrued as of the date of the fiscal year.

Mutual fund investment quotas are valued at the liquidation price of each period.


g) Inventory

Inventory of finished products has been valued as of June 30, 2004 and 2003 at the direct production cost, duly updated, and raw materials and materials at the cost of the last purchase or its corrected cost. Those valuations do not exceed the net liquidation value.


h) Bad Debts (Uncollectables)

The company has made provision for bad debts that is deducted from debtors for sales. The criterion adopted to estimate them is the age of the balances.


i) Fixed Assets

The fixed assets are shown at purchase cost plus legal and regulatory revaluations accumulated until June 30, 2004 and 2003.

j) Depreciation of Fixed Assets

Depreciation of this property is calculated on updated values, according to the straight-line depreciation system, considering the estimated useful life of the property.


k) Assets in Leasing

None.


l) Sales Transactions with Leaseback

None.


m) Intangibles

At June 30, 2004 and 2003 there was no balance for this item.


n) Investments in Related Companies

Investments in stocks and rights in related companies have been valued according to the percentage of the holding that corresponds to the Company in the equity of its affiliates (Net Worth Proportional Value or "VPP"), according to procedures established for these purposes by circulars No. 368 and No. 1,697 of the Securities and Insurance Commission.


o) Negative and Positive Investment Goodwill:

Negative and positive investment goodwill have arisen when comparing the price paid for the investment made and the proportional value that corresponds to that investment in the net worth of the company.

Those values are amortized over a twenty-year period.

At June 30, 2004 and 2003 there was no positive investment goodwill.


p) Operations with buyback and sellback agreement

Financial instruments acquired with a sellback agreement are shown at their purchase value plus interest and adjustments accrued at the closing of the fiscal year, and they are classified in Other Current Assets, in the terms established in Circular No. 768 of the Securities and Insurance Commission.

q) Deferred Taxes and Income Tax

The company has complied with deferred taxes, in accounting terms, as established in Technical Bulletin No. 60 and the norms indicated in Circular 1,466 of the S.V.S.

Income tax is recorded in the accounting on the basis of the calculation of net taxable income determined according to norms established in the Income Tax Law.


r) Severance payment

The company has established a reserve for all of the personnel's severance payment, according to the union contracts signed with their workers. This reserve is shown at the present value of the obligation.


s) Sales

The company recognizes the income from sales on an accrued basis according to generally accepted accounting principles in Chile.


t) Derivative Contracts

The company maintains Future contracts in foreign currency, which have been recorded as established in Technical Bulletin No. 57 of the Accountants Association of Chile A.G.


u) Computer Software

The company develops computer software with its own resources, and it also acquires computer packages from third parties. Disbursements for its own development are charged to results as they are generated. Computer packages are recorded in Fixed Assets and amortized in 36 months.


v) Research and Development Expenses

The company registers expenses for this concept directly to results, as they generate.


w) Cash Flow Statement:

According to current regulations of the Securities and Insurance Commission and the Accountants Association of Chile, in preparing the cash flow statement, the Company has considered time deposits, fixed rate mutual fund investments and deposits with maturities under 90 days as cash.

Such cash flows related to the Company's line of business, interest paid, interest income received, dividends received, and all such that is not defined as investment or Financing is included under the heading "Flow Originating in Activities of the Operation."

Income by term deposits and agreement with maturity more than 90 days has been clasified in the item "Investments in Financial Instrument"

                            03. Accounting Changes



As of June 30 2004 and 2003, there have not been any changes in the accounting criteria that affect the individual financial statements.

                           04. Marketable Securities


At June 30, 2004, this item is composed by the following investments:

a) Th$55,251,502 investments in bonds and Fixed Rate Instruments equivalent to US$ 41,048,455 and 37,547,521 EUROS; which mainly corresponds to investments in state bonds and financial institutions in USA, Germany and Holland; Collateralized Bonds of Private Companies in USA (with accounts receivable guarantee) and USA Mortgage Bonds with state guarantee.
b)   Th Ch$ 4,187,786 in shares.
c)   Th Ch$ 176,393 in interest accrued in Celulosa Arauco S.A. bonds.

At June 30, 2003, there were the following investments:

a) Th$54,372,053 investments in bonds and Fixed Rate Instruments; which mainly corresponds to investments in state bonds and financial institutions in USA, Germany, and Holland; Collateralized Bonds of Private Companies in USA (with accounts receivable guarantee) and USA Mortgage Bonds with state guarantee.
b)   Th Ch$ 4,183,939 in shares.
c)   Th Ch$ 194,134 in accrued interest in Celulosa Arauco S.A. bonds.




CRISTALERIAS DE CHILE S.A.

NOTE 4 - MARKETABLE SECURITIES - BALANCE COMPOSITION


            Type of Security                   Book Value

                                       06-30-2004    06-30-2003

Shares                                   4,187,786      4,183,939
Bonds                                            0              0
Mutual fund quotas                               0              0
Investment fund quotas                           0              0
Public tender promissory notes                   0              0
Mortgage bonds                                   0              0
Fixed rate instruments and bonds        55,251,502     54,372,053
Acrrued interest in Celulosa Arauco        176,393        194,134
S.A. bonds

Total Marketable Securities             59,615,681     58,750,126

CRISTALERIAS DE CHILE S.A.

NOTE 4 - MARKETABLE SECURITIES - SHARES

                                                                                      Unit     Market
       R.U.T.                        Company Name            Number of      Share    Market  Investment  Corrected
                                                               Shares    Percentage  Value     Value       Cost


  96.512.200-1       Bodegas y Vinedos Santa Emiliana S.A.   63,642,856      9.9980      85   5,409,643   4,187,786

Value Investment Portfolio                                                                    5,409,643   4,187,786

Adjustment Reserve                                                                                                0

Book value, Investment Portfolio                                                                          4,187,786

CRISTALERIAS DE CHILE S.A.

NOTE 4 - MARKETABLE SECURITIES - FIXED RATE
         INSTRUMENTS

                          Type of Security                    Par             Book Value       Market    Reserve
                                                             Value                             Value
                                                                         Amount      Rate %
Financial Institutions bonds (USA, Germany and Holland) (1)  29,132,371  29,132,371   1.17   29,132,371       0

USA treasure bonds  (2)                                      20,555,448  20,555,448   0.38   20,555,448       0

Mortgage bonds USA (with state guarantee)  (2)                5,549,780   5,549,780   0.38    5,549,780       0

Call Deposit   (2)                                               13,903      13,903   0.38       13,903       0

Celulosa Arauco Bonds (Interests)  (2)                          176,393     176,393   2.80      176,393

TOTAL                                                        55,427,895  55,427,895          55,427,895       -


Note:

(1) The investement has been made in EUROS
(2) The investement has been made in U.S. Dollar
(3) Rate for period from 01-01-2004 to 06-30-2004.
(4) The investment can be rescued within a 48 hour warning.

                     05. Short-Term and Long-Term Debtors


At June 30, 2004 and 2003 there are balances of short-term debtors of Th Ch$ 20,590,272 and Th Ch$ 17,045,767 respectively.

There is also a balance of Th Ch$ 119,106 for Long-Term debtors in 2004 (Th Ch$ 151,965 in 2003).

At June 30, 2004 and 2003 the company has established a reserve for bad debts of Th Ch$ 143,127 in 2004 (Th Ch$ 143,986 in 2003), which is deducted from Debtors for Sales and documents receivable.

The balance of Short-term Debtors is shown net of reserve for bad debtors and customer advances.

CRISTALERIAS DE CHILE S.A.

NOTE 5 - SHORT AND LONG TERM DEBTORS

                                      Current Assets
                                                                Over 90 days
              Area                    Up to 90 days             up to 1 year

                                  06-30-2004  06-30-2003  06-30-2004  06-30-2003

Debts from Sales                  17,897,634  14,104,583   1,012,012     736,507
Estimate of non-collectable debt           -           -           -           -
Documents receivable                 947,335   1,608,188      48,088      65,148
Estimate of bad debtors                    -           -           -           -
Misc. Debtors                        395,818     639,915     432,512      35,412
Estimate of bad debtors                    -           -           -           -


                                                                             Long Term
              Area                 Subtotal     Total Current (net)

                                              06-30-2004  06-30-2003  06-30-2004  06-30-2003
Debts from Sales                  18,909,646  18,766,519  14,697,104           0           0
Estimate of non-collectable debt     143,127           -           -           -           -
Documents receivable                 995,423     995,423   1,673,336           0           0
Estimate of bad debtors                    0           -           -           -           -
Misc. Debtors                        828,330     828,330     675,327     119,106     151,965
Estimate of bad debtors                    -           -           -           -           -

                                     Total Long Term                     119,106      151,965
                                         Debtors

              06. Balances and Transactions with related entities

I. Balances receivable in the Short-Term as of June 30, 2004 and 2003 are in the amount of Th Ch$ 4,892,084 and Th Ch$ 2,167,143 respectively. In the Long-Term a balance of Th Ch$ 22,007,684 and Th Ch$ 21,994,506 respectively, is recorded, of which Th Ch$ 20,037,623 in 2004 (19,964,196 in 2003) correspond to shares sold of Rayen Cura S.A.I.C. to the subsidiary Cristalchile Inversiones S.A., equivalent to UF 1,177,648, without interests; and Th Ch$ 867,762 in 2004 (Th Ch$ 2,030,310 in 2003) correspond to a balance of loan granted to Red Televisiva Megavision S.A.


1.   Detail of Credits receivable:

     a. Loan to Red Televisiva Megavision S.A.; 2.49% annual rate, adjutabbility in UF.

          05.07.2006   UF17,000   ThCh$289,254
          05.01.2007   UF17,000   ThCh$289,254
          05.07.2007   UF17,000   ThCh$289,254

     b.   Loan to Metropolis Intercom S.A.; annual rate 3% in pesos.

          09.06.2005   ThCh$2,704,725 short term
          18.04.2006   ThCh$  855,171 long term

2. There are balances for sales invoicing with the following related companies with maturity under 90 days:

                                           2004                2003
                                         Th Ch$                ThCh$
S.A. Vina Santa Rita                       1,868,019           1,881,621
Vina Carmen S.A.                           2,355               0
Vina Los Vascos S.A.                       205,021             184,174
Servicios y Consultorias Hendaya S.A.      3,309               0
Rayen Cura S.A.I.C.                        83,738              85,526
Vina Dona Paula S.A.                       23,556              0

Total                                      2,185,998           2,151,321

In addition, as of June 2003 there was a balance receivable for a loan granted to Cristalchile Comunicaciones S.A. for ThCh$15,822.

II. Balances payable in the short term amount Th Ch$ 941,564 in 2004, and ThCh$ 676,521 in 2003, that correspond mainly to invoicing with maturity under 90 days:


                                           2004                2003
                                         Th Ch$                ThCh$
S.A. Vina Santa Rita                       155,186             146,801
Envases CMF S.A.                           0                   37
Ediciones Financieras S.A.                 0                   1,603
Vina Los Vascos S.A.                       4,048               10,587
Cia. Electrometalurgica S.A.               0                   1,064
Servicios y Consultorias Hendaya S.A.      103,315             85,701
Marketing Meter Ltda.                      1,879               0

Total                                      264,418             245,793

CRISTALERIAS DE CHILE S.A.

NOTE 6 - BALANCE AND TRANSACTIONS WITH RELATED COMPANIES
DOCUMENTS AND ACCOUNTS RECEIVABLE

   R.U.T.                    Company                          Short Term              Long Term
                                                        06-30-2004  06-30-2003  06-30-2004  06-30-2003

86547900-K     S.A. VINA SANTA RITA                     1,868,019   1,881,621           0           0
79952350-7     RED TELEVISIVA MEGAVISION S.A.                   0           0     867,762   2,030,310
89150900-6     VINA LOS VASCOS S.A.                       205,021     184,174           0           0
96721580-5     CRISTALCHILE COMUNICACIONES S.A.             1,361      15,822           0           0
96972440-5     CRISTALCHILE INVERSIONES S.A.                    0           0  20,037,623  19,964,196
83032100-4     SERV. Y CONSULTORIAS HENDAYA S.A.            3,309           0           0           0
87941700-7     VINA CARMEN S.A.                             2,355           0           0           0
96787750-6     METROPOLIS INTERCOM S.A.                 2,704,725           0     855,171           0
78936090-1     INMOB. Y CONSTRUCTORA MONTE AZUL S.A.            0           0     247,128           0
0-E            VINA DONA PAULA S.A.                        23,556           0           0           0
0-E            RAYEN CURA S.A.I.C.                         83,738      85,526           0           0
               TOTAL                                    4,892,084   2,167,143  22,007,684  21,994,506

CRISTALERIAS DE CHILE S.A.

NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES
DOCUMENTS AND ACCOUNTS PAYABLE

   R.U.T.                    Company                          Short Term              Long Term
                                                        06-30-2004  06-30-2003  06-30-2004  06-30-2003
86547900-K     S.A. VINA SANTA RITA                       155,186     146,801           0            0
89150900-6     VINA LOS VASCOS S.A.                         4,048      10,587           0            0
96972440-5     CRISTALCHILE INVERSIONES S.A.                7,947       9,298           0            0
96721580-5     CRISTALCHILE COMUNICACIONES S.A.               948           0           0            0
96539380-3     EDICIONES FINANCIERAS S.A.                       0       1,603           0            0
86755600-1     BAYONA S.A.                                118,251      89,220           0            0
96608270-4     CIECSA S.A.                                    813       3,549           0            0
86881400-4     ENVASES CMF S.A.                                 0          37           0            0
90320000-6     CIA. ELECTROMETALURGICA S.A.               435,600     329,725           0            0
83032100-4     SERV. Y CONSULTORIAS HENDAYA S.A.          216,902      85,701           0            0
77658870-9     MARKETING METER LTDA.                        1,869           0           0            0

               TOTAL                                      941,564     676,521           0            0

CRISTALERIAS DE CHILE S.A.

NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES
         TRANSACTIONS

                                                                                  06-30-2004                 06-30-2003
         Company             R.U.T.      Relationship    Description of     Amount     Effect on      Amount      Effect on
                                                          Transaction                   Results                    Results
                                                                                     (Debit/Credit)             (Debit/Credit)

CRISTALCHILE              96721580-5  Affiliate          Adjustment               3               3        195            195
COMUNICACIONES S.A..

CRISTALCHILE INVERSIONES  96972440-5  Affiliate          Loan refund              0               0  1,863,628              0
S.A.
                                      Affiliate          Adjustment         111,818         111,818    262,634        262,634

S.A VINA SANTA  RITA      86547900-K  Affiliate          Marketing                0               0     34,204         34,204

                                      Affiliate          Direct sales     2,804,231         689,129  2,828,239        654,883
                                                         Bottles

                                      Affiliate          Direct Sales       268,406               0    224,787              0
                                                         Packages

                                      Affiliate          Material           254,713             751    214,726         35,868
                                                         Purchase

                                      Affiliate          Vine Leasing        15,873          15,873     57,000         57,000

                                      Affiliate          Received           642,943               0  1,515,616              0
                                                         Dividends

SERV. Y CONS. HENDAYA     83032100-4  Controlling        Received           518,655        -518,655    520,120       -520,120
S.A.                                  stockholder        services

                                      Controlling        Given services       9,563           9,563     10,549         10,549
                                      stockholder

SERV. Y CONS. HENDAYA     90320000-6  Controlling        Dividends paid     228,310               0    613,337              0
S.A.                                  stockholder

CLARO Y CIA.              79753810-8  With the Chairman  Legal assesment     15,954         -15,954     23,945        -23,945

NAVARINO S.A.             96566900-0  Indirect           Given services       5,062           5,062      5,074          5,074
                                      subsidiary

QUEMCHI S.A.              96640360-8  Indirect           Loaned services      5,076           5,076      5,708          5,708
                                      affiliate

CIA. SUDAMERICANA DE      90160000-7  Indirect           Freight             82,982               0    194,324              0
VAPORES S.A.                          affiliate          services

BAYONA S.A.               86755600-1  Controlling        Dividends paid     237,684               0    638,519              0
                                      stockholder

VINA LOS VASCOS S.A.      89150900-6  Indirect           Direct sales       394,495          96,946    299,626         69,379
                                      affiliate

                                      Indirect           Materials           27,972               0     16,542              0
                                      affiliate          purchased

EDICIONES FINANCIERAS     96793770-3  Indirect           Received                 3              -3      3,770         -3,770
S.A.                                  affiliate          services

RAYEN CURA S.A.I.C.       0-E         Indirect           Direct Sales       115,741          34,269    123,648         34,288
                                      affiliate

CIA. ELECTROMETALURGICA   90320000-6  Controlling        Dividends paid     875,556               0  2,352,111              0
S.A.                                  stockholder

                                      Controlling        Materials            4,688               0      2,713              0
                                      stockholder        purchased

                                      Controlling        Payment for              0               0        281              0
                                      stockholder        own account

RED TELEVISIVA            79952350-7  Indirect           Interests           27,463          27,463     74,153         74,153
MEGAVISION S.A.                       affiliate

                                      Indirect           Adjustment           4,842           4,842     33,177         33,177
                                      affiliate

                                      Indirect           Loan refund              0               0    580,088              0
                                      affiliate

                                      Indirect           Payment for              0               0        960            960
                                      affiliate          own account

                                      Indirect           Advertising              0               0      6,438         -6,438
                                      affiliate

CIECSA   S.A.             96608270-4                     Adjustment              16             -16         49            -49

VINA CARMEN S.A.                                         Land rent            2,354           2,354          0              0

CIA. ELECTROMETALURGICA   90320000-6  Controlling        Payment for              0               0        382              0
S.A.                                  stockholder        own account

RED TELEVISIVA            79952350-7  Indirect           Advertising          5,000          -5,000      6,438         -6,438
MEGAVISION S.A.                       affiliate

                                      Indirect           Loan refund              0               0    580,089              0
                                      affiliate

                                      Indirect           Payment for              0               0        961            961
                                      affiliate          own account

METROPOLIS INTERCOM S.A.  96787750-6  Indirect           Long-term loan     855,171               0          0              0
                                      affiliate          granted

                                      Indirect           Short-term       2,704,725               0          0              0
                                      affiliate          loan granted

INM. Y CONSTRUCTORA       78936090-1  Affiliate          Loan granted       247,128               0          0              0
MONTE AZUL S.A.

                                 07. Inventory


The balance as of June 30 2004 and 2003 of the inventory item corresponds to finished products and materials that are valued as described in Note 2 g). A detail of its composition is shown below:


                                            2004                2003
                                           Th Ch$              Th Ch$

Finished Products                         3,785,034           3,373,595
Raw Materials and Fuel                    1,195,803           2,031,456
Materials and spare parts to be consumed    899,181           1,054,862
Materials in transit                      1,098,711             222,614

TOTAL                                     6,978,729           6,682,527

                      08. Deferred taxes and income taxes



A)   DEFERRED TAXES.

Accumulated balances of deferred taxes for temporary differences, and their composition in the income tax account for effects of fiscal year results and recognition of deferred taxes, are presented on the attached charts.

Estimated amortization periods of deferred taxes have been estimated on the average at 1 year for Short-Term Assets, 4 years for Long-Term Assets, and 14 years for Long-Term Liabilities.

B)   INCOME TAX

The Company established tax provisions of 17% of First Cateogry Income Tax in 2004 and 16.5% in 2003, and 35% as single tax under Art. 21, for the 2004 and 2003 fiscal years.

Credits against taxes are shown deducting the payable obligation.

The itemized list is the following:

                                                2004             2003
                                               Th Ch$           Th Ch$

Fiscal year income tax reserve              (1,844,654)         (571,924)
Single tax reserve                              (7,024)           (4,880)
                                           -----------       -----------
SUBTOTAL                                    (1,851,678)         (576,804)

Credits:
Monthly reserve payments                       865,132         1,380,120
Training expenditure                            19,734            31,154
Credit fixed asset                                   0                 0
Donations                                            0                 0
V.A.T. to be recovered                               0           208,161
                                           -----------       -----------
CREDIT SUBTOTAL                                884,866         1,619,435

Income Tax Credit previous fiscal year       2,093,170           233,535

TOTAL TAXES TO BE                          -----------       -----------
RECOVERED                                    1,126,358         1,276,166

C)   TAXABLE INCOME FUND

The Company had the following taxable income to be distributed:

                                                2004             2003
                                               Th Ch$           Th Ch$

Generated as of 12.31.1983:
Profit adjustment                            1,930,833         1,930,833
Generated since 01.01.1984:
Without Credit                               1,943,098         1,080,718
With 10% First Category Credit                  22,785            22,875
With 15% First Category Credit              84,552,274        87,651,560
With 16% First Category Credit              14,535,934        16,256,265
With 15% Additional Rate Credit                    722               728
With 16.5% First Category Credit             6,972,963         3,571,625
With 17% First Category Credit              10,955,060                 0
                                           -----------       -----------
SUBTOTAL TAX PROFITS                       118,982,836       108,583,771
  Non-income revenues                        6,852,415         6,879,852

TOTAL EARNINGS TO DISTR.                   125,835,251       115,463,623

CRISTALERIAS DE CHILE S.A.

NOTE 8 - DEFERRED TAXES AND INCOME TAX
DEFERRED TAXES

                                                                  06-30-2004
              Item                            Asset Deferred Tax          Liability Deferred Tax
                                           Short term       Long Term    Short Term       Long Term

   Temporary Differences
Reserve non-collectable accounts                24,331              0              0              0
Expected revenue                                     0              0              0              0
Vacation reserve                                65,521              0              0              0
Amortization intangibles                             0              0              0              0
Leased assets                                        0              0              0              0
Manufacturing expenses                               0              0              0              0
Fixed asset depreciation                             0              0              0      4,710,735
Severance                                        2,008        155,299              0              0
Other events                                         0              0              0              0
Packaging reserve                              215,059              0              0              0
Other reserve                                        0              0              0              0
Furnace repair reserve                         339,507        358,000              0              0
Refractories obsolescence reserve                7,058              0              0              0
Spare parts obsolescence reserve               103,850              0              0              0
Deferred customs duties                        104,236         20,991              0         74,722
Accumulated depreciation automoviles                 0         19,288              0              0
Unrealized profit                               38,988         10,836              0              0
Fixed asset, molds                                   0              0              0        229,338
Amortization lower value bonds                       0              0         53,803        513,120

OTHERS

Complementary accounts-net amortization              0          6,703              0      2,213,523
Valuation reserve                                    0              0              -              -
Total                                          897,558        557,711         53,803      3,314,392



                                                                  06-30-2003
              Item                            Asset Deferred Tax          Liability Deferred Tax
                                           Short term       Long Term    Short Term       Long Term
   Temporary Differences
Reserve non-collectable accounts                23,758              0              0              0
Expected revenue                                     0              0              0              0
Vacation reserve                                51,394              0              0              0
Amortization intangibles                             0              0              0              0
Leased assets                                        0              0              0              0
Manufacturing expenses                               0              0              0              0
Fixed asset depreciation                             0              0              0      4,575,869
Severance                                        1,973         37,924              0              0
Other events                                         0              0              0              0
Packaging reserve                              189,513              0              0              0
Other reserve                                        0        110,194              0              0
Furnace repair reserve                               0        568,415              0              0
Refractories obsolescence reserve                6,844              0              0              0
Spare parts obsolescence reserve                97,887              0              0              0
Deferred customs duties                          2,708            485              0         82,405
Accumulated depreciation automoviles                 0         15,888              0              0
Unrealized profit                               42,401          2,840              0              0
Fixed asset, molds                                   0              0              0        270,444
Amortization lower value bonds                       0              0         54,019        569,838

OTHERS

Complementary accounts-net amortization              0         16,265              0      2,449,485
Valuation reserve                                    0              -              0              0
Total                                          416,478        719,481         54,019      3,049,071

CRISTALERIAS DE CHILE S.A.

NOTE 8 - DEFERRED TAXES AND INCOME TAX
         INCOME TAX

                               ITEM                                 06-30-2004    06-30-2003

Current tax costs (tax reserve)                                     -1,851,678      -576,804
Adjustment tax cost (previous year)                                          0             0
Effect on assets or liabilities from deferred tax of fiscal year       422,514       -88,399
Tax benefit from tax losses                                                  0             0
Effect of amortization of complementary accounts of deferred          -131,814       -76,440
assets and liabilities
Effect on assets or liabilities of deferred tax for changes in               0             0
evaluation reserve
Other debits or credits in the account                                       0             0

Total                                                               -1,560,978      -741,643

   09. Short-term and long-term leasing contracts and leasing assets (note required only for leasing companies defined in circular No. 939 of 1990).



As of June 30, 2004 and 2003, there are no transactions for this concept.

6                           10. Other current assets



As of June 30, 2004, this item includes investments of Th Ch$ 7,112,460 in investments in financial instruments, with resale agreements valued as stated in note 2 p), corresponding to agreements in pesos of Th Ch$ 6,850,685 and Th Ch$ 261,775 in agreements in US Dollars for less than 90 days.

Th Ch$ 326,081 also are included as expenses for issue and placement of bond series C and D.

As of June 30, 2003, this item includes investments of Th Ch$ 4,647,352 in financial instruments with resale agreements, valued as stated in note 2 p), Th Ch$ 4,085,704 corresponding to agreements in pesos and Th Ch$ 561,648 to agreements in US Dollars for less than 90 days.

Th Ch$ 327,388 also are included expenses for issue and placement of bond series C and D.

      11. Information on operations involving purchase agreements, sales agreements, sale with buyback agreement, and purchase with sellback agreement of commercial paper or bearer securities


Information about these transactions is presented on attached charts.

CRISTALERIAS DE CHILE S.A.

NOTE 11 - Information on operations involving purchase agreements, sales agreements, sale with buyback agreement, and purchase with sellback agreement of commercial paper or bearer securities

Sale Operations with buyback agreement (VRC) and Purchase with resale agreement (CRV)


Code            Dates                 Counterpart         Original    Price    Rate  Final Value   Document ID     Market
                                                          Currency      Set                                        Value
          Start         End

CRV    06.25.2004   07.01.2004           BCI CB            Pesos    1,000,000  0.15   1,000,300     BCP-PDBC     1,000,250
CRV    06.25.2004   07.02.2004           BCI CB            Pesos    1,650,000  0.15   1,650,578     BCP-PDBC     1,650,413
CRV    06.29.2004   07.05.2004           BCI CB            Pesos      450,000  0.15     450,135     BCP-PDBC       450,022
CRV    06.30.2004   07.05.2004    SANTANDER INVESTMENT     Pesos      760,000  0.16     760,203     BCD-CERO       760,000
CRV    06.30.2004   07.06.2004    SANTANDER INVESTMENT     Pesos    1,500,000  0.16   1,500,480   BCD-ZERO-PRD   1,500,000
CRV    06.30.2004   07.07.2004    SANTANDER INVESTMENT     Pesos    1,490,000  0.16   1,490,556   BCO-CERO-PRC   1,490,000
CRV    06.30.2004   07.07.2004  SANTANDER AGENTE VALORES   Dollar     261,775  1.50     261,851    BCD-BCP-CHI     261,775

                               12. Fixed Assets

Fixed Assets:

The Fixed Assets are shown at purchase cost plus the legal and regulatory revaluations accumulated as of June 30, 2004 and 2003.

The items that make up the Company's fixed assets as of June 30, 2004 and 2003 include mainly Land, Industrial Constructions, Infrastructure Works, Machinery, and Equipment distributed throughout the Padre Hurtado facility.

Technical Reappraisal and Adjustment of Accounting Values

The company carried out a technical reappraisal of its fixed assets in 1979. In June 1986 it also adjusted the assets. Both operations were carried out according to the provisions established in Circular Letters No. 1529 and No. 550 respectively of the Securities and Insurance Commission.

The effects of these operations, including write-offs of property, are shown on the attached chart.

Depreciations:

The charge against results for this item is Th Ch$ 5,248,805 in 2004 and Th Ch$ 4,671,670 in 2003.

The detail of fixed assets and their depreciation is shown on an attached chart.

                                 FIXED ASSETS

                                               2004              2003
                                              Th Ch$            Th Ch$
LAND
Land & mining claims                         1,514,725         1,510,424
Subtotal land                                1,514,725         1,510,424

*Subtotal land                               1,514,725         1,510,424

CONSTRUCTIONS & INFRASTRUCTURE
High rises and industrial const.            13,486,690        13,461,630
Facilities                                   9,772,887         9,097,497
Housing developments                            26,423            26,397
*Subtotal                                   23,286,000        22,585,524

DEPRECIATION
Accrued                                    (10,724,662)       (8,965,783)
For the fiscal year                           (662,130)         (644,167)
Subtotal depreciation                      (10,936,792)       (9,609,950)

SUBTOTAL CONSTRUCTIONS & INFRASTRUCTURE     12,349,208        12,975,574


MACHINERY & EQUIPMENT
Machinery                                   56,994,492        54,327,264
Furnaces                                    46,747,917        46,597,914
Furniture and Materials                      1,371,663         1,239,002
Tools                                          441,172           353,433
Vehicles                                       213,113           222,108
*Subtotal                                  105,768,357       102,739,721

DEPRECIATION
Accrued                                    (49,669,976)      (41,265,498)
For the fiscal year                         (4,481,549)       (3,922,481)
Subtotal depreciation                      (54,151,525)      (45,187,979)

Subtotal machinery & equip                  51,616,832        57,551,742

OTHER FIXED ASSETS
Spare parts                                  5,917,908         5,373,156
Imports in transit                             838,648            84,730
Works underway                                 944,690           642,812
Lots in Pirque and Leyda                       413,529           466,610
Other                                          400,246           347,137
Subtotal other assets                        8,515,021         6,914,445

TOTAL FIXED ASSETS                         139,084,103       133,750,114
TOTAL ACCUMUL. DEPREC.                     (59,944,638)      (50,231,281)
TOTAL DEPREC FOR PERIOD                     (5,143,679)       (4,566,648)
TOTAL NET FIXED ASSETS                      73,995,786        78,952,185

           TECHNICAL REVALUATION AND ADJUSTMENT OF ACCOUNTING VALUES

                                               2004              2003
                                              Th Ch$            Th Ch$

LAND
Land and mining claims                         315,506         321,069
Subtotal land and mining claims net            315,506         321,069

CONSTRUCTIONS & INFRASTRUCTURE
High rises and industrial constructions      6,302,662         6,290,431
Facilities                                      41,665            41,614
Subtotal Constructions                       6,344,317         6,332,045

DEPRECIATION
Accrued                                     (5,101,125)       (4,886,001)
For the fiscal year                           (105,126)         (105,022)
Subtotal depreciations                      (5,206,251)       (4,991,024)

Subtotal Constuctions & Infrastucture net    1,138,066         1,341,022

MACHINERY & EQUIPMENT
Furnaces                                             0           533,018
Machinery                                            0           581,718
Tools                                                0                 0
Furniture and Materials                              0                 0
*Subtotal                                            0         1,114,736

DEPRECIATION
Accrued                                              0        (1,114,736)
For the fiscal year                                  0                 0
Subtotal depreciation                                0        (1,114,736)

Subtotal machinery & equip                           0                 0

Total Net Technical Revaluation              1,453,572         1,662,091


TOTAL FIXED REVALUATION                      6,659,823         7,767,850
TOTAL ACCRUED DEPREC.                       (5,101,125)       (6,000,737)
TOTAL DEPREC FOR THE PERIOD                   (105,126)         (105,022)
TOTAL NET                                    1,453,572         1,662,091

                     13. Sales transactions with leaseback


These type of transactions were not carried out as of June 30, 2004 and 2003.

                     14. Investments in related companies


According to Circular N. 1697 of the SVS, valuations of investments in related companies effected prior to January 2004 have been done using the Equity Method (VPP).

This method consists in assigning the investment an equivalent value to the proportion that corresponds to the company in book value net worth of the issuer, and acknowledge proportionally the variations that this value experiments.

CIECSA S.A.

On April 20, 2000, the Shareholders of Ciecsa S.A. agreeded to increase the company's equity company in the equivalent of UF 359,921 through the issue of 343,750,000 shares that were fully subscribed by Cristalchile S.A.

Such subscription was finally paid on April 18, 2003. On August 26, 2003 it was agreed to increase CIECSA's capital by Th Ch$ 910,000 by means of issuing 36,400,000 shares subscribed and paid in its totality by Cristalchile, with which the participation in the subsidiary reached 98.45%.


CRISTALCHILE INVERSIONES S.A.

At the end of year 2001 this company was created in which Cristalerias de Chile S.A. has a 99.99% participation. Cristalchile Inversiones S.A., in turn, registers an investment of 40% in the capital of Rayen Cura S.A.I.C., a company constituted in the city of Mendoza, Rep. of Argentina.

On January 31, April 25 and June 30, 2003, Rayen Cura S.A.I.C. carried out returns from a capital increase paid on April 29, 2002. Amounts reimbursed totalize Th US$ 2,600.

As of June 30, 2004, financial statements of Rayen Cura S.A.I.C. recognize a rate of exchange of $ 2.94 argentine pesos per US dollar. Cristalchile Inversiones S.A., in turn, has adjusted the financial statements Rayen Cura S.A.I.C., to recognize the variation of $ 2.91 argentine pesos per US Dollar as of December 31, 2003, and $ 2.94 argentine pesos per US Dollar as of June 30, 2004.

For the effect of results of this affiliate and the conversion of financial statements of Rayen Cura S.A.I.C., according to the chilean normative, CristalChile Inversiones S.A., has recognized a Th Ch$ 548,441 income during the first half of 2004 and a Th Ch$ 742,704 income as of June 30, 2003.

On the other hand, the variation of the dollar exchange rate in Chile during the first half of 2004, originated in the investment in Rayen Cura S.A.I.C. and for the negative goodwill produced by the purchase of shares of that company, a Th Ch$ 1,026,122 credit In 2004 (Th Ch$ 723,786 charge in 2003), to Other Equity Reserves account.


CRISTALCHILE COMUNICACIONES S.A.

As of September 29, 2003, the shareholders of the company agreed to increase its capital by issuing 3.861.538 shares without nominal value, at Ch$ 650 per share, which represents Th Ch$ 2,510,000.

The increase was subscribed and paid by Cristalerias de Chile S.A., with which its participation in the company reaches 99.998%.


S.A. VINA SANTA RITA

During the fiscal year 2004, the Company registered an non-realized income for the sale of glass bottles to the subsidiary S.A. Vina Santa Rita of Th Ch$ 41,007 (Th Ch$ 49,701 in 2003).

As of June 30, 2004, the accumulated balance for this concept reached Th Ch$ 236,291 (Th Ch$ 256,978 in 2003).

INMOBILIARIA MONTE AZUL SA.

On May 14, 2004, Cristalchile S.A. paid its subsidiary Constructora Apoger the sum of Th Ch$ 196 for 49% of its rights. With this contribution the participation in this affiliate reached 50% as of June 30, 2004 (without effects in results).

CRISTALERIAS DE CHILE S.A.

NOTE 14 -  INVESTMENTS IN RELATED COMPANIES
DETAIL OF INVESTMENTS


  R.U.T.       Company          Country     Investment     Number of           Shareholder
                                   of         Control        Shares           (Percentage)
                                 Origin      Currency


                                                          06-30-2004    06-30-2003   06-30-2004

96721580-5   Cristalchile        Chile         Peso       105,074,698    99.0000000    99.000000
             Comunicaciones
             S.A.
86547900-K   S.A. Vina           Chile         Peso       493,959,597    54.0000000    54.000000
             Santa Rita
             S.A.
86881400-4   Envases CMF         Chile         Peso            28,000    50.0000000    50.000000
             S.A.
96608270-4   Ciecsa S.A.         Chile         Peso       689,301,305    98.0000000    98.000000
96767580-6   Constructora        Chile         Peso           800,000    80.0000000    80.000000
             Apoger S.A.
96826870-8   Inmobiliaria        Chile         Peso             3,817    0.00000000    38.000000
             Don Alberto
             S.A.
96972440-5   Cristalchile        Chile         Peso             9,999    99.9900000    99.990000
             Inversiones
             S.A.
78936090-1   Inmobiliaria        Chile         Peso                50    50.0000000     0.000000
             Monte Azul
             S.A.
             TOTAL


  R.U.T.       Company                Company                      Net                     Accrued Income
                                       Equity                    Income


                              06-30-2003    06-30-2004    06-30-2004    06-30-2003   06-30-2004    06-30-2003

96721580-5   Cristalchile      65,409,343    70,253,878    -4,040,744    -3,467,776   -4,040,670    -3,467,707
             Comunicaciones
             S.A.
86547900-K   S.A. Vina         84,393,304    80,883,079     3,553,335     2,881,707    1,922,248     1,558,918
             Santa Rita
             S.A.
86881400-4   Envases CMF       32,276,385    33,753,421       298,319     1,216,701      149,160       608,349
             S.A.
96608270-4   Ciecsa S.A.       19,205,202    14,822,184       926,745        75,302      912,341        74,068
96767580-6   Constructora           3,651         5,456        -1,082          -703         -866          -563
             Apoger S.A.
96826870-8   Inmobiliaria               0            37             0             2            0             1
             Don Alberto
             S.A.
96972440-5   Cristalchile       -1,811,40    -1,078,682       264,324       529,017      264,297       528,965
             Inversiones
             S.A.
78936090-1   Inmobiliaria          -1,052             0        -1,654             0         -827             0
             Monte Azul
             S.A.
             TOTAL


  R.U.T.       Company                   VPP                     Unrealized           Investment Book value
                                                                   Income


                               06-30-2004   06-30-2003    06-30-2004    06-30-2003   06-30-2004    06-30-2003

96721580-5   Cristalchile      65,408,145    70,252,490             0             0   65,408,145    70,252,499
             Comunicaciones
             S.A.
86547900-K   S.A. Vina         45,654,254    43,755,327       236,291       256,978   45,417,963    43,498,340
             Santa Rita
             S.A.
86881400-4   Envases CMF       16,138,193    16,876,710             0             0   16,138,193    16,876,710
             S.A.
96608270-4   Ciecsa S.A.       18,906,712    14,579,183       207,370       240,309   18,699,342    14,338,874
96767580-6   Constructora           2,921         4,365             0             0        2,921         4,365
             Apoger S.A.
96826870-8   Inmobiliaria               0            14             0             0            0            14
             Don Alberto
             S.A.
96972440-5   Cristalchile               0             0             0             0            0             0
             Inversiones
             S.A.
78936090-1   Inmobiliaria            -526             0             0             0         -526             0
             Monte Azul
             S.A.
             TOTAL            146,109,699   145,468,089       443,661       497,287  145,666,038   144,970,802

                      15. Investments in other companies


As of June 30, 2004 and 2003 there are no investments in other companies.

                           16. Goodwill Amortization



NEGATIVE GOODWILL

Stock purchases made between years 1993 and 1999 of S.A. Vina Santa Rita and Ciecsa S.A., have produced negative goodwill whose net balance to be amortized as of June 30, 2004 totaled Th Ch$ 1,821,374 (Th Ch$ 1,992,171 in 2003).

POSITIVE GOODWILL

As of June 30, 2004 and 2003 there were no transactions for this concept.

CRISTALERIAS DE CHILE S.A.

NOTE 16 - GOODWILL ON INVESTMENTS
Negative Goodwill

   R.U.T.          Company Name                      06-30-2004                             06-30-2003

                                       Amount Amortiz.   Balance of Negative    Amount Amortiz.    Balance of Negative
                                         this period           Goodwill           this period            Goodwill
86547900-K     S.A. Vina Santa Rita             25,288             538,221               25,264              588,212
96608270-4     Ciecsa S.A.                      61,103           1,283,153               61,042            1,403,959
               TOTAL                            86,391           1,821,374               86,306            1,992,171

                                17. Intangibles


As of June 30, 2004 and 2003 there are no values for these items.

                              18. Other (Assets)


As of June 30, 2004, Other Long-term Assets include Th Ch$ 8,539,146 (Th Ch$ 9,438,484 in 2003) for investments in Bonds of Celulosa Arauco y Constitucion S.A., equivalent to US$ 13,455,834 at an annual rate of 6.95% with maturity on September 15, 2005; and Th Ch$ 22,801 (Th Ch$ 136,155 in 2003) for overprice, paid in the acquisition of these bonds, which that are amortized in the same term of their maturity.

Considering that there is the intention of maintaining the Celulosa Arauco y Constitucion S.A. bonds until their maturity on September 15, 2005, the valuation and registration of the bonds fulfills the provisions in Circular Letter No. 368 of the S.V.S., as Long-term Fixed Rate Instruments according to their investment value plus the interest and adjustments accrued at the end of the fiscal year.

Within Other Assets, as of June 30, 2004 there is a balance for issue expenses of bond series C and D carried out by Cristalerias, that amounts Th Ch$ 823,125 (Th Ch$ 956,326 in 2003) and negative goodwill as a result of their placement of Th Ch$ 2,195,227 (Th Ch$ 2,404,145 in 2003).

       19. Short-term obligations with banks and financial institutions


a)   Short-term obligations with Banks and Financial Institutions

As of June 30, 2004 and 2003, there are not short-term bank obligations.

b)   Current Portion of Long-term obligations with Banks and Financial
     Institutions

A detail of operations is shown on the attached chart.

CRISTALERIAS DE CHILE S.A.
NOTE 19 -  OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS, SHORT TERM


                    Type of Currency and Readjustment Index

 R.U.T.     Bank or Financial            Dollars                 Euros                     Yen               Other Foreign
               Institution                                                                                     Currencies

                                 06-30-2004  06-30-2003  06-30-2004  06-30-2003  06-30-2004  06-30-2003  06-30-2004  06-30-2003

Short term (code:  5.21.10.10)

Long Term - Short Term (code:
5.21.10.20)
0-E      J.P Morgan Chase Bank      139,500     156,829           0           0           0           0           0           0
         Others                           0           0           0           0           0           0           0           0
         TOTAL                      139,500     156,829           0           0           0           0           0           0

         Capital amount due               0           0           0           0           0           0           0           0

         Average annual                2.05      2.1125           0           0           0           0           0           0
         interest rate


         Percentage oblig. foreign curr.(%)   100.0000
         Percentage oblig. foreign curr.(%)     0.0000


 R.U.T.     Bank or Financial              U.F.             $ Non adjustable             Total
               Institution

                                 06-30-2004  06-30-2003  06-30-2004  03-31-2003  06-30-2004  06-30-2003

Short term (code:  5.21.10.10)

Long Term - Short Term (code:
5.21.10.20)
0-E      J.P Morgan Chase Bank            0           0           0           0     139,500     156,829
         Others                           0           0           0           0           0           0
         TOTAL                            0           0           0           0     139,500     156,829

         Capital amount due               0           0           0           0           0           0

         Average annual                   0           0           0           0           0           0
         interest rate


         Percentage oblig. foreign curr.(%)
         Percentage oblig. foreign curr.(%)

                         20. Other Current Liabilities


As of June 30, 2004 , there was a balance in favor of financial institutions of Th Ch$ 1,718,914 (Th Ch$ 4,995,904 in 2003), corresponding to Future Contracts subscribed by the Company, more detail is found in Note 34 under Derivative Contracts.

        21. Long term liabilities with banks and financial institutions



The obligations with banks and financial institutions are presented on the charts attached.

CRISTALERIAS DE CHILE S.A.

NOTE 21: LONG-TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS Long-term Obligations With Banks and Financial Institution



                    Current period Previous period

                                                                               Maturity
R.U.T.            Bank or
                 Financial           Adjustment
                Institution            index         From 1        From 2        From 3        From 5        More than 10 years
                                      currency        to 2          to 3          to 5          to 10        Amount        Term
                                                       M$            M$            M$            M$            M$

0-E       J.P. Morgan Chase Bank    Dollars         7,953,750    15,907,500     7,953,750          -             -           -
                                    Euros                   -             -             -          -             -           -
                                    Yen                     -             -             -          -             -           -
                                    UF                      -             -             -          -             -           -
                                    Non-adj.CH$             -             -             -          -             -           -
                                    Others                  -             -             -          -             -           -
          Total                                     7,953,750    15,907,500     7,953,750          -             -           -


Porcentaje de obligaciones en moneda extranjera        100.00%
Porcentaje de obligaciones en moneda nacional            0.00%



                                                  Closing date                Closing date
R.U.T.            Bank or                        Current period              Previous period
                 Financial           Adjustment  Total Long-Term  Average   Total Long-Term
                Institution            index      at closing of    annual     at closing of
                                      currency      Financial     interest      Financial
                                                   Statements       rate       Statements


0-E       J.P. Morgan Chase Bank    Dollars        31,815,000        2.05      35,165,736
                                    Euros                   -           -               -
                                    Yen                     -           -               -
                                    UF                      -           -               -
                                    Non-adj.CH$             -           -               -
                                    Others                  -           -               -
          Total                                    31,815,000           -      35,165,736


Porcentaje de obligaciones en moneda extranjera
Porcentaje de obligaciones en moneda nacional

           22. Short-term and long-term obligations with the public
                         (promissory notes and bonds)



As of June 30, 2004 , there are obligations with the public for UF 4,100,000, equivalent to Th Ch$ 69,761,295 (Th Ch$ 69,951,855 in 2003), divided in series C1, C2, D1, D2 with a 4.75% annual interest rate in series C and of 5.80% in series D, respectively, that is presented in the long term.

In short term there is a balance of Th Ch$ 1,688,964 (Th Ch$ 1,683,436 in 2003) corresponding to accrued interests of UF 99,263.51

Series C bonds have a maturity of 6 years, with amortizations beginning 2 years from the date of issue. Series D bonds have a maturity of 21 years, with amortization begining 6 years from the date of issue.

Cristalerias de Chile S.A.

NOTE 22: SHORT-TERM AND LONG-TERM OBLIGATIONS WITH PUBLIC (PROMISSORY NOTES AND BONDS) BONDS

     REGISTRATION OR                  SERIES       CURRENT      INDEXING       INTEREST       FINAL
   IDENTIFICATION No.                            FACE VALUE   UNIT OF BOND       RATE       MATURITY
     OF INSTRUMENT

LONG-TERM BONDS-CURRENT PORTION
296-09.07.02                      C1 Interests             0       UF           4.75       07-15-2004
296-09.07.02                      C2 Interests             0       UF           4.75       07-15-2004
296-09.07.02                      D1 Interests             0       UF           5.80       07-15-2004
296-09.07.02                      D2 Interests             0       UF           5.80       07-15-2004

TOTAL CURRENT PORTION

LONG-TERM BONDS
296-09.07.02                           C1          1,500,000       UF           4.75       07-15-2008
296-09.07.02                           C2            500,000       UF           4.75       07-15-2008
296-09.07.02                           D1          1,900,000       UF           5.80       07-15-2023
296-09.07.02                           D2            200,000       UF           5.80       07-15-2023

LONG-TERM TOTAL

                                          INSTALLMENTS                PAR VALUE
     REGISTRATION OR                INTEREST    AMORTIZATION                                 ISSUE
   IDENTIFICATION No.                PAYMENT       PAYMENT     06-30-2004    06-30-2003   IN CHILE OR
      OF INSTRUMENT                                                                          ABROAD

LONG-TERM BONDS-CURRENT PORTION
296-09.07.02                         SEMI-ANNUAL   SEMI-ANNUAL       555,855       554,036     LOCAL
296-09.07.02                         SEMI-ANNUAL   SEMI-ANNUAL       185,285       184,678     LOCAL
296-09.07.02                         SEMI-ANNUAL   SEMI-ANNUAL       857,555       854,748     LOCAL
296-09.07.02                         SEMI-ANNUAL   SEMI-ANNUAL        90,269        89,974     LOCAL

TOTAL CURRENT PORTION                                              1,688,964     1,683,436

LONG-TERM BONDS
296-09.07.02                         SEMI-ANNUAL   SEMI-ANNUAL    25,522,425    25,592,142     LOCAL
296-09.07.02                         SEMI-ANNUAL   SEMI-ANNUAL     8,507,475     8,530,714     LOCAL
296-09.07.02                         SEMI-ANNUAL   SEMI-ANNUAL    32,328,405    32,416,713     LOCAL
296-09.07.02                         SEMI-ANNUAL   SEMI-ANNUAL     3,402,990     3,412,286     LOCAL

LONG-TERM TOTAL                                                   69,761,295    69,951,855

                          23. Reserves and Write-offs


Reserves:

As of June 30, 2004, the Company has short-term reserves of Th Ch$ 7,170,405 and Th Ch$ 4,128,088 in 2003.

In the Long-term, reserves recorded are of Th Ch$ 6,417,630 and Th Ch$ 7,578,300 respectively as of June 30 2004 and 2003.

Provisioned amounts are exposed in the annexed chart.


a)   Reserves for Bad Debt:

The Company has established a reserve for bad debts of Th Ch$ 143,127, and Th Ch$ 143,986, respectively, as of June 30, 2004 and 2003.

This reserve is deducted from the balance of debtors from sales, as stated in note 5.


b)   Vacation Reserve:

The Company has established a reserve for the total cost of vacations pending as of June 30, 2004 and 2003, as established in Technical Bulletin No. 47 of the Accountants Association of Chile A.G.

The net balance for this item amounts to Th Ch$ 367,771 as of June 30, 2004 (Th Ch$ 311,482 in 2003).


c)   Reserve for Furnace Reconstruction:

This reserve is established throughout the useful life of the refractants of each smelting furnace, so their repair will not have a distort the result of the fiscal year when the repairs are made.

The Company has established a reserve for this item in the amount of Th Ch$ 4,194,934 and Th Ch$ 3,441,103 as of June 30, 2004 and 2003, respectively.

An itemized list of the amounts provided is shown in the annexed chart.

Cristalerias de Chile S.A.

Note  Reserves and Write-offs                06/30/2004         06/30/2003

Short term
Packing for Client Return                     1,265,054          1,125,820
Furnace Reconstruction                        1,997,982                  0
Board Share                                     285,011            118,306
Reserve Spare Parts                             438,189            449,065
Legal Holiday                                   367,771            311,482
Severance Pay                                   185,502            183,430
Reserve Subsidiary Losses                     1,811,220          1,078,575
Provision Indirect Expenses                     492,914            463,354
Provision Legal Gratification                    77,432             67,575
Other Reserves                                  249,330            330,481

Total short term                              7,170,405          4,128,088

Long term
Severance Pay                                 4,220,678          4,137,197
Furnace Reconstruction                        2,196,952          3,441,103

Total long term                               6,417,630          7,578,300

                            24. Severance Payments


The reserve for severance payments to personnel is included at its current value, as expressed in note 2 r). As of June 30, 2004 it amounts Th Ch$ 4,406,180 (Th Ch$ 4,320,627 in 2003).

As of June 30, 2004 and 2003 the company has made severance payments of Th Ch$ 135,042 and Th Ch$ 34,375 chargeable against the reserve, respectively.

                        25. Other long-term liabilities


As of June 30, 2004 and 2003 there are no balances for this item.

                             26. Minority interest


Not applicable to individual financial statements.

                             27. Changes in Equity


a.   Activity in 2004 and 2003

The activity of the capital and reserve accounts in the fiscal years ended in June 30, 2004 and 2003, are shown in the attached charts.

b.   Other Reserves

The detail of this item is as follows:

                                                2004               2003
                                               Th Ch$             Th Ch$

Future capital increases                      4,564,803          4,376,765
Reserve for adjustment of value               1,453,572          1,635,616
of fixed assets
Adjustment for conversion difference          1,481,022          3,142,699
in investment in Rayen Cura S.A.I.C.
                                              ---------          ---------

TOTAL OTHER RESERVES                          7,499,397          9,155,080
                                              =========          =========

CRISTALERIAS DE CHILE S.A.

NOTE 27: CHANGES IN NET WORTH

                                                Paid-in      Reserve      Premium       Other
                                                Capital      capital     in sale of    Reserves
                                                           revaluation     shares
                                              ----------   -----------   ----------   ---------

Balances as of 06-30-2004
Initial balance                               65,396,749             0   27,874,377   6,421,900
Distribution result previous fiscal year               0             0            0           0
Final dividend previous fiscal year                    0             0            0           0
Capital increases with cash stock issue                0             0            0           0
Reserves and/or Profits Capitalization                 0             0            0           0
Development period Accumulated deficit                 0             0            0           0
Accumulated conversion difference
  adjustment                                           0             0            0   1,026,122
Owner's equity Revaluation                             0       523,174      222,995      51,375
Fiscal Year Result                                     0             0            0           0
Provisional Dividends                                  0             0            0           0

Final balances                                65,396,749       523,174   28,097,372   7,499,397
Balances as of 06-30-2003
Initial balance                               64,749,257             0   27,598,393   9,713,099
Distribution result previous fiscal year               0             0            0           0
Final dividend previous fiscal year                    0             0            0           0
Capital increases with cash stock issue                0             0            0           0
Reserves and/or profit Capitalization                  0             0            0           0
Development period accumulated deficit                 0             0            0           0
Accumulated conversion difference
  adjustment                                           0             0            0    -719,466
Owner's equity revaluation                             0       712,242      303,583     106,844
Fiscal Year Result                                     0             0            0           0
Provisional Dividends                                  0             0            0           0

Final balances                                64,749,257       712,242   27,901,976   9,100,477
Updated balances                              65,137,753       716,515   28,069,388   9,155,080


                                               Reserve     Accumulated   Provisional     Devel.     Fiscal
                                               Future        Results      Dividends     Period       Year
                                              Dividends                                 Deficit     Result
                                             -----------   -----------   -----------    -------    ---------

Balances as of 06-30-2004
Initial balance                              123,160,119     6,426,520      -958,080          0            0
Distribution result previous fiscal year       5,468,440    -6,426,520       958,080          0            0
Final dividend previous fiscal year           -1,612,800             0             0          0            0
Capital increases with cash stock issue                0             0             0          0            0
Reserves and/or Profits Capitalization                 0             0             0          0            0
Development period Accumulated deficit                 0             0             0          0            0
Accumulated conversion difference
  adjustment                                           0             0             0          0            0
Owner's equity Revaluation                     1,104,514             0             0          0            0
Fiscal Year Result                                     0             0             0          0    7,125,275
Provisional Dividends                                  0             0    -1,280,000          0            0

Final balances                               128,030,273             0    -1,280,000          0    7,125,275
Balances as of 06-30-2003
Initial balance                              114,912,655    17,660,662    -3,303,936          0            0
Distribution result previous fiscal year      14,356,726   -17,660,662     3,303,936          0            0
Final dividend previous fiscal year           -5,526,400             0             0          0            0
Capital increases with cash stock issue                0             0             0          0            0
Reserves and/or profit Capitalization                  0             0             0          0            0
Development period accumulated deficit                 0             0             0          0            0
Accumulated conversion difference
  adjustment                                           0             0             0          0            0
Owner's equity revaluation                     1,449,595             0             0          0            0
Fiscal Year Result                                     0             0             0          0    2,940,009
Provisional Dividends                                  0             0      -960,000          0            0

Final balances                               125,192,576             0      -960,000          0    2,940,009
Updated balances                             125,943,731             0      -965,760          0    2,957,649

CRISTALERIAS DE CHILE S.A.

NOTE 27:  CHANGES IN EQUITY -

NUMBER OF SHARES

     SERIES               No.                  No.                   No.
                        SHARES               SHARES                 SHARES
                      SUBSCRIBED              PAID               WITH VOTING
                                                                    RIGHT
     ------           ----------           ----------            -----------

     SINGLE           64,000,000           64,000,000             64,000,000




CRISTALERIAS DE CHILE S.A.

NOTE 27:  CHANGES IN NETWORTH -

CAPITAL (AMOUNT - TH CH$)

     SERIES                 SUBSCRIBED                      PAID-IN
                              CAPITAL                       CAPITAL
     ------                 ----------                    ----------

     SINGLE                 65,396,749                    65,396,749

                  28. Other Non-operating Income and Expenses


As of June 30, 2004 non-operating income totaled Th Ch$ 302,039 and Th Ch$ 198,321 in 2003.

Non-operating expenses amounted to Th Ch$ 498,015 in 2004 and Th Ch$ 449,378 in 2003.

Greater detail is shown in the annexed chart.

                       Non-operating Income and Expenses


CRISTALERIAS DE CHILE S.A.

NOTE 28:  OTHER NON-OPERATING INCOME AND EXPENSES

                                                2004               2003
                                              -------            -------
                                               Th Ch$             Th Ch$

INCOME
Offices and establishments rental              82,879             88,404
Sale of fixed assets                            8,588              3,687
Sale of materials                               6,084              7,157
Agricultural Division                          15,519             55,783
Amortization of non-realized profits           16,590             16,573
Sundry income                                 172,379             26,717

TOTAL NON-OPERATING INCOME                    302,039            198,321

EXPENSES
Professional advice                           311,651            311,341
Other expenses                                133,087             90,517
Insurances                                     24,917             21,968
Expenses ADR'S                                 28,360             25,552

TOTAL NON-OPERATING EXPENSES                  498,015            449,378

                          29. Price-level Restatement


As a result of the application of price-level restatement as described in Note 2 d), a net credit to results was generated in the 2004 of Th Ch$ 276,582 and of Th Ch$ 388,966 in 2003 fiscal year.

Additional information ordered by balance item is shown in the annexed chart.

Cristalerias de Chile S.A.

NOTE 29:  ADJUSTMENT FOR PRICE LEVEL RESTATEMENTS

                                                    ADJUSTABILITY
ASSETS (DEBITS)/CREDITS                                 INDEX              06-30-2004     06-30-2003
------------------------------------------      --------------------       ----------     ----------

INVENTORY                                       Consumer Price Index           99,463         72,133
FIXED ASSET                                              CPI                  913,615        733,682
INVESTMENTS IN RELATED COMPANIES                         CPI                1,164,540      1,628,607
MARKETABLE SECURITIES                                    CPI                   33,236         42,125
SHORT TERM DEBTORS                                       CPI                    1,293          1,772
ACCOUNTS RECEIVABLE RELATED COMPANIES                    UF                   117,495        296,006
LONG-TERM DEBTORS                                        UF                     2,543          2,167
SHORT TERM DEBTORS                                       UF                     1,131            913
OTHER NON-MONETARY ASSETS                                CPI                   36,928         43,421
EXPENSE AND COST ACCOUNTS                                CPI                   87,057        892,631
TOTAL (DEBITS)/CREDITS                                    -                 2,457,301      3,713,457

LIABILITIES (DEBITS)/ CREDITS

NET WORTH                                                CPI               -1,812,057     -2,587,697
ACCOUNTS RECEIVABLE RELATED COMPANIES                    UF                        13            -49
SHORT-TERM RESERVES                                      CPI                  -71,961        -18,884
SHORT -TERM CREDITORS                                    CPI                        0              0
LONG-TERM RESERVES                                       CPI                  -79,482        -54,666
PUBLIC OBLIGATION                                        UF                  -389,295       -889,057
LONG-TERM CREDITORS                                      CPI                     -237           -578
NON-MONETARY LIABILITIES                                 CPI                 -128,680        -90,809
INCOME ACCOUNTS                                          CPI                 -252,184       -460,683
TOTAL (DEBITS)/ CREDITS                                   -                -2,733,883     -4,102,423

(LOSS) PROFIT FROM ADJUSTMENT FOR PRICE
   LEVEL RESTATEMENT                                                         -276,582       -388,966

                           30. Exchange Differences


A net credit against results was made due to exchange rate differences of Th Ch$ 1,391,248 in 2004 and a net charge of Th Ch$ 3,617,428 in 2003.

According to the provisions in SVS Circular Letter 1560 of 09/20/2001, this item presents the net effect of the adjustment of adjustable assets and liabilities in foreign currency on results deducting the inflation effect is presented in this item.

Further information is shown on the table attached.

Cristalerias de Chile S.A.

NOTE 30:  EXCHANGE DIFFERENCES

         ITEM                                   CURRENCY                        AMOUNT
--------------------------------------         --------------         --------------------------
                                                                      06-30-2004      06-30-2003
                                                                      ----------      ----------

FIXED (DEBITS) CREDITS
AVAILABLE                                      DOLLARS                     7,524         -15,158
MARKETABLE SECURITIES                          DOLLARS                 1,742,267      -1,508,055
MARKETABLE SECURITIES                          EURO                    1,157,849               0
TIME DEPOSITS                                  DOLLARS                         0        -185,532
INVENTORY                                      DOLLARS                     8,004         -15,660
BONDS INSTALLMENT                              DOLLARS                   573,673        -588,092
SUNDRY DEBTORS                                 DOLLARS                     6,308          -9,738
OTHER ASSETS                                   DOLLARS                   531,328         -12,995
ADJUSTMENT  EFFECT OF INFLATION                DOLLARS                  -194,685        -124,018

TOTAL (DEBITS) CREDITS                                                 3,832,268      -2,459,248

LIABILITIES (DEBITS) CREDITS
NOTES PAYABLE                                  DOLLARS                   -19,254          85,210
NOTES PAYABLE                                  OTHER CURRENCY              1,892           7,235
SUNDRY CREDITORS - SHORT TERM                  DOLLARS                   -40,954          22,013
LONG- TERM BANK LOANS                          DOLLARS                -2,125,000         980,347
SHORT-TERM RESERVES                            DOLLARS                  -133,450               0
LONG-TERM RESERVES                             DOLLARS                  -127,586          61,448
SUNDRY CREDITORS - LONG TERM                   DOLLARS                    -8,247           3,943
OTHER LIABILITIES                              DOLLARS                  -136,961               0
ADJUSTMENT FUTURE CONTRACTS                    DOLLARS                    30,112      -2,754,341
ADJUSTMENT EFFECT OF INFLATION                 DOLLARS                   118,428         435,965

TOTAL (DEBITS) CREDITS                                                -2,441,020      -1,158,180

(LOSS) PROFIT FROM EXCHANGE DIFFERENCE                                 1,391,248      -3,617,428

                            31. Extraordinary Items


As of June 30, 2004 and 2003, there are no transactions for this item.

          32. Share and Debt Instruments Issue and Placement Expenses


     On August 2002 the company placed bonds for UF 4,100,000, series C1, C2, D1 and D2, which resulted in issue expenses and rate differential for placement of Th Ch$ 3,344,433 as of June 30, 2004 (Th Ch$ 3,687,857 in
     2003). The amortization is been done according to the maturity of each series.

     There are Th Ch$ 326,081 (Th Ch$ 327,387 in 2003) under other current assets and Th Ch$ 3,018,352 (Th Ch$ 3,360,470 in 2003) other long term assets respectively.

     The charge to results for its amortization amounted Th Ch$ 164,859 in 2004 (Th Ch$ 163,495 in 2003).


                DETAIL                     Short -Term                  Long-Term
     --------------------------      ---------------------      -----------------------
                                       2004          2003           2004          2003
                                     -------       -------      ---------     ---------

     Issue expenses                  127,148       127,911        823,125       956,325
     Placement rate differences      198,933       199,476      2,195,227     2,404,145
     Total                           326,081       327,387      3,018,352     3,360,470

                            33. Cash Flow Statement

CRISTALERIAS DE CHILE S.A.



1. The following it the detail of the item OTHERS:


                                                                 Jun 2004                Jun 2003
                                                                  Th Ch$                  Th Ch$
                                                                 --------               ---------

541.11.40     Other income received
              Exchange different                                  100,216                 293,398
              Discount for Custom Duties                           54,737                       0
              Loan Adjustment                                      42,646                       0
              Tributary tax exemption                              15,000                 900,822
              Treasury Reimbursement                                                            0
              Other income                                         64,795                   1,014
                               Total                              277,394               1,195,234

541.11.80     Other expenses paid
              Exchange difference                                 149,150               2,084,888
              Donations                                            41,663                  25,849
              Advice services                                                                   0
              Contracts finished                                                                0
              Board participacion Directorio                            0                       0
              Other expenses                                        4,381                   6,163

                               Total                              195,194               2,116,900

541.13.30     Other income from investments
              Maturity of future contracts                                              1,476,576
                              Total                                     0               1,476,576

541.13.65     Other investment disbursements
              Purchase of shares                                                          319,759
              Future Contracts                                                            308,049
              Total                                                     0                 627,808


Following are financing and investment activities that did not generate cash flow during the fiscal year, but that commit future parent company cash flows:

              ITEM                                         Amount Th Ch $                Maturity
              --------------------------                   --------------            ------------

              Dividend 158                                      1,280,000              July -2004
              Amounts payable investment                          537,365            2nd Semester

              TOTAL                                             1,817,365

                           34. Derivative Contracts


The company has signed purchase and sale future contracts in foreign currency of Th US$ 37,600 and sale future contracts in foreign currency Th US$ 37,600 and Th US$ 60,600, respectively (purchase of Th Ch$ 109,600 as of June 30,
2003) subject to the regulations of Chapter VII of the Compendium of International Exchange Regulations of the Central Bank of Chile and Chapter 13-2 of the compilation of Regulations of Banks and Financial Institutions.

As of June 30, 2004 there was a difference in favor of financial institutions of Th Ch$ 1,718,914 (Th Ch$ 4,995,904 in 2003) which is classified under Other Current Liabilities.

CRISTALERIAS DE CHILE S.A.

NOTE 34: DERIVATIVE CONTRACTS

    TYPE OF         TYPE OF        VALUE OF    MATURITY OR                  DESCRIPTION OF CONTRACTS
   DERIVATIVE      CONTRACT        CONTRACT    EXPIRATION
                                                  DATE
                                                               -----------------------------------------------
                                                                  SPECIFIC      PURCHASE/    PROTECTED ITEM OR
                                                                    ITEM          SALE          TRANSACTION
                                                                                POSITION
                                                                                             -----------------
                                                                                              NAME      AMOUNT
-------------      --------       ----------   -----------     -------------    --------     -----      ------

     FR               CI          25,992,590   THIRD 2004      EXCHANGE RATE        P          -             0
     FR               CI          36,977,320   THIRD 2004      EXCHANGE RATE        S          -             0
     FR               CI           1,931,256   FOURTH 2004     EXCHANGE RATE        S          -             0



    TYPE OF         TYPE OF        VALUE OF      VALUE OF                       ACCOUNTS AFFECTED
   DERIVATIVE      CONTRACT        CONTRACT     PROTECTED
                                                  ITEM
                                                               -----------------------------------------------------
                                                                  ASSETS/LIABILITIES           EFFECT ON RESULT
                                                               -------------------------   -------------------------
                                                                   NAME          AMOUNT     REALIZED    NOT REALIZED
-------------      --------       ----------   -----------     -------------   ---------   ----------   ------------
     FR               CI          25,992,590             0      LIABILITIES    2,067,710   -2,067,710              0
     FR               CI          36,977,320             0        ASSETS        326,444       326,444              0
     FR               CI           1,931,256             0        ASSETS         22,352        22,352              0

     Analysis of Forward Contracts in foreign currency as of 06.30.2004

            INSTITUTION                            DATE                 FUTURE VALUE     FUTURE VALUE          PROFIT
                                                                                                               (Loss)
                                       ---------------------------      ------------     ------------      -----------
                                       Investment        Maturity         Exchange             US$              Jun
PURCHASE                                                                    US$                                ThCh$
---------------------------            ----------       ----------      ------------     ------------      -----------

Citibank NA.                           09-08-2003       09-02-2004         694.25           2,000,000        (111,726)
Deutsche Bank (Chile) S.A.             09-04-2003       09-03-2004         697.20          15,000,000        (899,492)
Bank Boston                            09-10-2003       09-06-2004         694.20           2,000,000        (111,788)
Deutsche Bank (Chile) S.A.             09-08-2003       09-07-2004         695.50           2,000,000        (111,282)
Deutsche Bank (Chile) S.A.             09-08-2003       09-07-2004         693.80           1,800,000        (101,329)
Deutsche Bank (Chile) S.A.             09-10-2003       09-09-2004         693.90           2,800,000        (158,015)
Deutsche Bank (Chile) S.A.             09-10-2003       09-09-2004         695.50           2,000,000        (115,709)
Banco Chile                            09-11-2003       09-06-2004         685.84           3,000,000        (145,749)
Banco Chile                            09-15-2003       09-09-2004         682.92           3,500,000        (154,948)
Banco Santander                        09-15-2003       08-16-2004         681.90           3,500,000        (157,672)
Total Purchase                                                                             37,600,000      (2,067,710)
SALES
Bank Boston                            10-14-2003       09-09-2004         649.30           4,800,000           55,330
Banco Santander                        10-21-2003       09-07-2004         653.00           2,000,000           29,375
Deutsche Bank (Chile) S.A.             10-22-2003       09-09-2004         650.00           2,000,000           24,343
Banco Santander                        10-22-2003       09-09-2004         650.80           1,500,000           19,078
Citibank                               10-22-2003       09-07-2004         650.00           1,800,000           21,946
Deutsche Bank (Chile) S.A.             10-23-2003       09-02-2004         641.50           2,000,000           10,828
Banco Santander                        10-23-2003       09-03-2004         642.20           6,000,000           35,418
Deutsche Bank (Chile) S.A.             10-24-2003       09-03-2004         642.50           2,000,000            7,981
Deutsche Bank (Chile) S.A.             10-24-2003       09-03-2004         643.00           2,000,000            8,676
Deutsche Bank (Chile) S.A.             10-24-2003       09-03-2004         644.00           1,000,000            5,033
Deutsche Bank (Chile) S.A.             10-24-2003       09-03-2004         644.50           1,000,000            5,381
Banco Santander                        10-27-2003       09-03-2004         643.35           2,000,000            9,140
Deutsche Bank (Chile) S.A.             10-27-2003       09-03-2004         645.50           1,000,000            6,058
Deutsche Bank (Chile) S.A.             10-28-2003       08-16-2004         641.50           1,000,000            3,738
Banco Santander                        10-28-2003       08-16-2004         642.12           2,500,000           10,484
Banco Santander                        10-28-2003       09-06-2004         645.55           2,000,000           12,484
Deutsche Bank (Chile) S.A.             11-06-2003       09-06-2004         637.40           1,000,000          (1,474)
Banco Santander                        11-12-2003       09-06-2004         638.35           1,000,000          (1,354)
Deutsche Bank (Chile) S.A.             11-18-2003       09-06-2004         634.30           1,000,000          (4,998)
Deutsche Bank (Chile) S.A.             05-18-2004       08-16-2004         642.50           1,000,000            5,777
Deutsche Bank (Chile) S.A.             05-17-2004       08-16-2004         642.50           2,500,000            9,974
Deutsche Bank (Chile) S.A.             05-18-2004       08-16-2004         641.50           1,000,000            5,299
Deutsche Bank (Chile) S.A.             05-20-2004       08-23-2004         643.30           4,000,000           10,129
Deutsche Bank (Chile) S.A.             05-20-2004       08-18-2004         643.30           4,000,000           10,883
Deutsche Bank (Chile) S.A.             05-24-2004       09-01-2004         640.50           1,500,000            8,955
Deutsche Bank (Chile) S.A.             05-24-2004       08-23-2004         641.00           1,000,000            6,071
Deutsche Bank (Chile) S.A.             05-26-2004       09-03-2004         640.50           2,000,000            4,462
Deutsche Bank (Chile) S.A.             05-26-2004       09-03-2004         641.20           3,000,000            7,427
Deutsche Bank (Chile) S.A.             06-04-2004       10-04-2004         646.30           3,000,000           22,352
Subtotal Sale                                                                              60,600,000          348,796

Total as of June 30 2004                                                                  -23,000,000      (1,718,914)

                      35. Contingencies and Restrictions


As of June 30, 2004, there is a guarantee delivered in the amount of Th Ch$ 15,822 and Th Ch$ 7,999 in 2003, according to the detail in the attached chart.


LAWSUITS OR OTHER LEGAL ACTIONS THE COMPANY IS INVOLVED IN

As of June 30, 2004 and 2003 there are no lawsuits and other legal actions pending.


RESTRICTIONS

I) SYNDICATED LOAN

In relation to the syndicated loan subscribed with JP Morgan Chase Bank and other 8 creditor banks for US$ 50 million, the following specific financial obligations exist:

a) TOTAL CONSOLIDATED DEBT TO CAPITALIZATION RATIO

Cristalerias de Chile S.A will not allow the Total Consolidated Debt to Capitalization Ratio to exceed the 0.45 to 1.0 relation at any time.

Capitalization is described as the sum of Net Worth plus minority interests plus total consolidated debt.

b) NET CONSOLIDATED DEBT TO EBITDA RATIO

Cristalerias de Chile S.A will not allow the Total Non-consolidated Debt to EBITDA Ratio to exceed the 2.5 to 1.0 relation at any time.

EBITDA is described as the sum of the following: operating income plus depreciation and amortization; plus non cash charges (as long as they have been deducted when determining operating income) and cash income from interests minus non/cash credits, (as long as they have been aggregated when determining operating income), in each case for each period.

c) INTEREST COVERAGE RATIO

Cristalerias de Chile S.A. will not allow the Interest Coverage Ratio to be lower than 4,0.

Interest coverage is defined as interests at the day of the respective determination, the ratio between non consolidated EBITDA for the period of 4 consecutive fiscal quarters that ends on, or most recently ebded before, that date, and interest expenses for that period.

d) NET EQUITY

Cristalerias de Chile S.A. will maintain a minimum of UF 10,000,000 at any time.

Cristalerias de Chile S.A. complies with 100% of the restrictions imposed by the banks.


BOND ISSUE

At of May 29, 2002 the contract of bonds issue was signed with Banco Chile as the bond owner's representative, established the following obligations:

a)       Financial Indicators

         Individual Balance:        Leverage not higher than 1.2 times.

         Consolidate Balance:       Leverage not higher than 1.4 times.


b)       Insurances for fixed assets of the company and its subsidiaries.

c) The operations for which art. 44 and 89 of law 18,046 refer to must be carried out according to the conditions that these establish.

d)       Other restrictions related with contract of the bonds issued.

Cristalerias de Chile S.A. complies with 100% of the restrictions imposed by the bonds creditors.

OTHER CONTINGENCIES

As of June 30, 2004 and 2003, management is not aware of any other contingencies that could affect the company.

CRISTALERIAS DE CHILE S.A.

NOTE 35:  CONTINGENCIES AND RESTRICTIONS - DIRECT GUARANTEES

CREDITOR OF                DEBTOR               TYPE OF        ASSETS              BALANCES PENDING
GUARANTEE                                      GUARANTEE      COMMITTED         PAYMENT AS OF CLOSING
                                                                                         DATE
                                                                                OF FINANCIAL STATEMENTS
              ------------------------------               --------------       -----------------------
                    NAME        RELATIONSHIP                TYPE    BOOK
                                                                    VALUE       06-30-2004   06-30-2003
-----------   ---------------   ------------   ---------   -----   ------       ----------   ----------

 EDIFICIO     CRISTALERIAS DE    COMMERCIAL     DEPOSIT    FLOOR   15,822         15,822        7,999
METROPOLIS       CHILE S.A.
   AGF


CREDITOR OF                DEBTOR
GUARANTEE
                                                                     RELEASE OF GUARANTEES
              ------------------------------   ---------------------------------------------------------------
                    NAME        RELATIONSHIP   06-30-2005   ASSETS   06-30-2006   ASSETS   06-30-2007   ASSETS
-----------   ---------------   ------------   ----------   ------   ----------   ------   ----------   ------

 EDIFICIO     CRISTALERIAS DE    COMMERCIAL             -        -            -        -       15,822        -
METROPOLIS       CHILE S.A.
   AGF

CRISTALERIAS DE CHILE S.A.

NOTE 35:  CONTINGENCIES AND RESTRICTIONS - INDIRECT GUARANTEES



CREDITOR OF                    DEBTOR               TYPE OF        ASSETS              BALANCES PENDING
GUARANTEE                                          GUARANTEE      COMMITTED         PAYMENT AS OF CLOSING
                                                                                             DATE
                                                                                    OF FINANCIAL STATEMENTS
                  ------------------------------               --------------       -----------------------
                        NAME        RELATIONSHIP                TYPE    BOOK
                                                                        VALUE       06-30-2004   06-30-2003
--------------    ---------------   ------------   ---------   -----   ------       ----------   ----------


  Societe de                          Affiliate     Solidary       -        -        1,832,545    2,835,765
Participations      Rayen Cura
Financieres et         S.A.
 Industrielles

                   Cristalerias
  Envases CMF        de Chile
                       S.A.           Affiliate     Solidary       -        -          207,423      331,333




CREDITOR OF                    DEBTOR
GUARANTEE
                                                                         RELEASE OF GUARANTEES
                  ------------------------------   ---------------------------------------------------------------
                        NAME        RELATIONSHIP   06-30-2005   ASSETS   06-30-2006   ASSETS   06-30-2007   ASSETS
--------------    ---------------   ------------   ----------   ------   ----------   ------   ----------   ------


  Societe de                          Affiliate       733,018        -      733,018        -      366,509        -
Participations      Rayen Cura
Financieres et         S.A.
 Industrielles

                   Cristalerias
  Envases CMF        de Chile
                       S.A.           Affiliate             -        -            -        -      207,423        -

                  36. Guarantees obtained from third parties


As of June 30, 2004 and 2003 the Company has received guarantees from third parties, which are shown below:


ITEM                                                2004         2003
                                                    Th Ch$       Th Ch$

Real Estate Lease Security Bank UF 304              5,173        5,186
Real Estate Lease to Telecomunicaciones
and Services Cono Sur Ltda.  UF 130                     0        2,218
Real Estate Lease AGF Building UF 365.9             6,226        6,242
Real Estate Lease Metropolis Building UF 189.2      3,219        3,228
Real Estate Lease Cafe Sur Andino UF 260            4,424            0
Suppliers Sight Drafts                              1,674        1,684

TOTAL                                              20,716       18,558

                        37. Local and Foreign Currency


Charts are attached showing the foreign currency balance as of June 30, 2004 and 2003.


Cristalerias de Chile S.A.

NOTE 37:  LOCAL AND FOREIGN CURRENCY -

ASSETS

           ITEMS                              Currency                         Amount
                                                                     ---------------------------
                                                                     06-30-2004      06-30-2003
--------------------------                ---------------            -----------     -----------

Current Assets
CASH                                      Non-adjust Ch$               1,327,448       1,295,444
CASH                                      Dollars                        144,118         509,673
TIME DEPOSITS                             Dollars                              0      10,445,036
MARKETABLE SECURITIES                     Adjustable Ch$               4,187,786       4,183,939
MARKETABLE SECURITIES                     Dollars                     26,119,132      54,372,054
MARKETABLE SECURITIES                     Non-adjust. Ch$                176,393         194,133
DEBTORS FROM SALES                        Non-adjust. Ch$             18,766,519      14,697,104
DOCUMENTS RECEIVABLE                      Non-adjust. Ch$                995,423       1,673,336
MISCELLANEOUS DEBTORS                     Adjustable Ch$                 108,345          93,486
MISCELLANEOUS DEBTORS                     Non-adjust. Ch$                 51,033          13,923
MISCELLANEOUS DEBTORS                     Dollars                        668,952         567,918
DOC.&ACTS. REC. REL. CO'S.                Non-adjust. Ch$              4,890,723       2,151,322
DOC.&ACTS. REC. REL. CO'S.                Adjustable Ch$                   1,361          15,821
STOCK                                     Adjustable Ch$               4,893,052       4,082,039
STOCK                                     Dollars                      2,085,677       2,600,488
REFUNDABLE TAX                            Adjustable Ch$               1,126,358       1,276,166
EXPENSES PAID IN ADVANCE                  Dollars                        311,513         334,727
DEFERRED TAXES                            Non-adjust Ch$                 843,755         362,459
OTHER CURRENT ASSETS                      Non-adjust Ch$               6,850,685       4,085,704
OTHER CURRENT ASSETS                      Dollars                        261,775         561,647
OTHER CURRENT ASSETS                      Adjustable Ch$                 326,081         327,389
TIME DEPOSITS                             Non-adjust. Ch$              5,004,267               0
MARKETABLE SECURITIES                     Euro                        29,132,370               0
EXPENSES PAID IN ADVANCE                  Non-adjust. Ch$                 28,136               0
Fixed Assets
FIXED ASSETS                              Adjustable Ch$              75,449,358      80,614,276
Other Assets
INVESTMENT REL. CO'S.                     Adjustable Ch$             145,666,038     144,970,802
NEG. INVESTMENT GOODWILL                  Adjustable Ch$               1,821,374       1,992,171
LONG-TERM DEBTORS                         Adjustable Ch$                 119,106         151,965
L-T DOC. REC. REL. CO'S.                  Adjustable Ch$              21,152,513      21,994,506
OTHERS                                    Dollars                      8,561,947       9,574,639
OTHERS                                    Adjustable Ch$               2,195,227       3,360,471
OTHERS                                    Non-adjust. Ch$                823,125               0
L-T DOC. REC. REL. CO'S.                  Non-adjust. Ch$                855,171               0
Total Assets
                                          Non-adjust. Ch$             40,612,678      24,473,425
                                          Dollars                     38,153,114      78,966,182
                                          Adjustable Ch$             257,046,599     263,063,031


                                          Euro                        29,132,370               0

Cristalerias de Chile S.A.

NOTE 37:  LOCAL AND FOREIGN CURRENCY -

CURRENT LIABILITIES

                ITEM                      Currency                           Up to 90 days
                                                            ---------------------------------------------
                                                                  06-30-2004               06-30-2003
                                                            --------------------     --------------------
                                                              Amount      Avg.         Amount      Avg.
                                                                         Annual                   Annual
                                                             Thou Ch$  Int. Rate      Thou Ch$  Int. Rate
---------------------------------    ----------------       ---------  ---------     ---------  ---------

Current Liabilities
Long-Term Obligations                Dollars                  139,500       2.05       156,829      2.113
1-year maturity
Long-Term Obligations with public    Adjustable Ch$           741,140       4.75       738,715       4.75
                                     Adjustable Ch$           947,824       5.80       944,721       5.80
Dividend Payable                     Non-adjust. Ch$          651,595          -       509,838          -
Accounts Payable                     Non-adjust. Ch$        2,251,469          -     3,410,613          -
Documents Payable                    Dollars                2,575,956          -     2,760,113          -
Documents Payable                    Other Currencies           4,269          -       556,202          -
Miscellaneous Creditors              Non-adjust. Ch$          222,426          -       218,512          -
Miscellaneous Creditors              Dollars                  613,151          -       789,627
Doc. and Accts. Payable rel Co       Non-adjust. Ch$          939,803          -       672,972          -
Doc. and Accts. Payable rel Co       Adjustable Ch$             1,761          -         3,549          -
Reserves                             Adjustable Ch$           367,771          -       311,482          -
Reserves                             Non-adjust. Ch$        4,619,150          -     3,633,176          -
Withholding                          Non-adjust. Ch$          661,448          -       390,574          -
Other Current Liabilities            Dollars                1,718,914          -             0          -
Other Current Liabilities            Adjustable Ch$                 0          -     4,995,904          -
Reserves                             Dollars                        0          -             0          -

Total Current Liabilities
                                     Dollars                5,047,521          -     3,706,569          -
                                     Adjustable Ch$         2,058,496          -     6,994,371          -
                                     Non-adjust. Ch$        9,345,891          -     8,835,685          -
                                     Other Currencies           4,269          -       556,202          -



                ITEM                      Currency                         90 Days to 1 Year
                                                            ---------------------------------------------
                                                                 06-30-2004                06-30-2003
                                                            --------------------     --------------------
                                                              Amount      Avg.         Amount      Avg.
                                                                         Annual                   Annual
                                                             Thou Ch$  Int. Rate      Thou Ch$  Int. Rate
---------------------------------    ----------------       ---------  ---------     ---------  ---------

Current Liabilities
Long-Term Obligations                Dollars                        -          -             -          -
1-year maturity
Long-Term Obligations with public    Adjustable Ch$                 -          -             -          -
                                     Adjustable Ch$
Dividend Payable                     Non-adjust. Ch$                -          -             -          -
Accounts Payable                     Non-adjust. Ch$                -          -             -          -
Documents Payable                    Dollars                        -          -             -          -
Documents Payable                    Other Currencies               -          -             -          -
Miscellaneous Creditors              Non-adjust. Ch$                -          -             -          -
Miscellaneous Creditors              Dollars                        -          -             -          -
Doc. and Accts. Payable rel Co       Non-adjust. Ch$                -          -             -          -
Doc. and Accts. Payable rel Co       Adjustable Ch$                 -          -             -          -
Reserves                             Adjustable Ch$           185,502          -       183,430          -
Reserves                             Non-adjust. Ch$                -          -             -          -
Withholding                          Non-adjust. Ch$                -          -             -          -
Other Current Liabilities            Dollars                        -          -             -          -
Other Current Liabilities            Adjustable Ch$                 -          -             -          -
Reserves                             Dollars                1,997,982          -             -          -

Total Current Liabilities
                                     Dollars                1,997,982          -             -          -
                                     Adjustable Ch$           185,502          -       183,430          -
                                     Non-adjust. Ch$                -          -             -          -
                                     Other Currencies               -          -             -          -

Cristalerias de Chile S.A.

NOTE 37: LOCAL AND FOREIGN CURRENCY -

LONG-TERM LIABILITIES CURRENT PERIOD 06-30-2004

              ITEM                   Currency                        1-3 Years                      3-5 years
                                                            ----------------------------   ----------------------------
                                                               Amount         Average         Amount         Average
                                                              Thou Ch$     Interest Rate     Thou Ch$     Interest Rate
----------------------------      ---------------           ----------     -------------   ----------     -------------

Obligations with Banks and        Dollars                    7,953,750               205   23,861,250               205
Financial Institutions
Obligations with public bond      Adjust. Ch$                        -                 -            -                 -
Serie C
Obligations with public bond      Adjust. Ch$                        -                 -            -                 -
Serie D
Deferred Custom Duties            Dollars                      123,473              1225            -                 -
Long-term Creditors               Adjust. Ch$                   38,781                 -            -                 -
Long-term Reserves                Dollars                    2,196,952                 -            -                 -
Long-term Reserves                Adjust. Ch$                4,220,678                 -            -                 -
Deferred Taxes                    Non-adjust. Ch$            2,756,681                 -            -                 -

Total Long-term Liabilities
                                  Dollars                   10,274,175                 -   23,861,250                 -
                                  Adjust. Ch$                4,259,459                 -            -                 -
                                  Non-adjust. Ch$            2,756,681                 -            -                 -



              ITEM                   Currency                        5-10 Years                 More than 10 years
                                                            ----------------------------   ----------------------------
                                                               Amount         Average         Amount         Average
                                                              Thou Ch$     Interest Rate     Thou Ch$     Interest Rate
----------------------------      ---------------           ----------     -------------   ----------     -------------

Obligations with Banks and        Dollars                            -                 -            -                 -
Financial Institutions
Obligations with public bond      Adjust. Ch$               34,029,900               475            -                 -
Serie C
Obligations with public bond      Adjust. Ch$                        -                 -   35,731,395                58
Serie D
Deferred Custom Duties            Dollars                            -                 -            -                 -
Long-term Creditors               Adjust. Ch$                        -                 -            -                 -
Long-term Reserves                Dollars                            -                 -            -                 -
Long-term Reserves                Adjust. Ch$                        -                 -            -                 -
Deferred Taxes                    Non-adjust. Ch$                    -                 -            -                 -

Total Long-term Liabilities
                                  Dollars                            -                 -            -                 -
                                  Adjust. Ch$               34,029,900                 -   35,731,395                 -
                                  Non-adjust. Ch$                    -                 -            -                 -

Cristalerias de Chile S.A.

NOTE 37:  LOCAL AND FOREIGN CURRENCY -

LONG-TERM LIABILITIES PREVIOUS PERIOD 06-30-2003


              ITEM                   Currency                        1-3 Years                      3-5 years
                                                            ----------------------------   ----------------------------
                                                               Amount         Average         Amount         Average
                                                              Thou Ch$     Interest Rate     Thou Ch$     Interest Rate
----------------------------      ---------------           ----------     -------------   ----------     -------------

Obligations with banks and        Dollars                    8,791,434             2.113   26,374,302             2.113
financial institutions
Obligations with public bond      Adjust. Ch$                        0                 -            -                 -
Serie C
Obligations with public bond      Adjust. Ch$                        0                 -                              -
Serie D
Long-term Creditors               Dollars                      141,433             12.25            -                 -
Long-term Creditors               Adjust. Ch$                   45,111                 -            -                 -
Long-term Reserves                Dollars                    3,441,104                 -            -                 -
Long-term Reserves                Adjustable Ch$             4,137,196                 -            -                 -
Deferred Taxes                    Non-adjust. Ch$            2,329,590                 -            -                 -

Total Long-term Liabilities
                 -                Dollars                   12,373,971                 -   26,374,302                 -
                 -                Adjust. Ch$                4,182,307                 -            -                 -
                 -                Non-adjust. Ch$            2,329,590                 -            -                 -



              ITEM                   Currency                        5-10 Years                 More than 10 years
                                                            ----------------------------   ----------------------------
                                                               Amount         Average         Amount         Average
                                                              Thou Ch$     Interest Rate     Thou Ch$     Interest Rate
----------------------------      ---------------           ----------     -------------   ----------     -------------

Obligations with banks and        Dollars                            -                 -            -                 -
financial institutions
Obligations with public bond      Adjust. Ch$               34,122,856              4.75            -                 -
Serie C
Obligations with public bond      Adjust. Ch$                                          -   35,828,999               5.8
Serie D
Long-term Creditors               Dollars                            -                 -            -                 -
Long-term Creditors               Adjust. Ch$                        -                 -            -                 -
Long-term Reserves                Dollars                            -                 -            -                 -
Long-term Reserves                Adjustable Ch$                     -                 -            -                 -
Deferred Taxes                    Non-adjust. Ch$                    -                 -            -                 -

Total Long-term Liabilities
                 -                Dollars                            -                 -            -                 -
                 -                Adjust. Ch$               34,122,856                 -   35,828,999                 -
                 -                Non-adjust. Ch$                    -                 -            -                 -

                                 38. Penalties


In the 2004 and 2003 fiscal years no penalties have been applied to the Company, the members of the Board or Company Managers by the SVS or other administrative authorities.

                             39. Subsequent Events


On Jun 22, 2004 the Company agreed paying dividend N(degree) 158 of Ch$ 20 per share over 64,000,000 shares (Th Ch$ 1,280,000) which was made effective on July 15, 2004.

There have not been subsequent events recorded that could significantly affect the Company's economic and financial situation since the closing date of the financial statements and the issue of this report.

                                40. Environment


Following its permanent concern to preserve the environment, as of June 30, 2004 the Company has paid Th Ch$ 2,644 for assessments for this concept, which have been charged to 2004 fiscal year result.

During fiscal year 2003 the Company made investments of Th Ch$ 206,705 which correspond to the purchase of NOX emmissions treatment equipment for new Furnace B.

                               41. TIME DEPOSITS


As of June 30, 2004 and 2003 the Company presents the following information:


INSTITUTION                        Currency          2004               2003
                                                    Th Ch$             Th Ch$
------------------------------     --------       ---------         ----------

Banco de A. Edwards (Chile)           US$                            2,446,112
Banco Santander                       US$                            4,510,021
Banco Deutsche Bank Chile S.A.        US$                            2,397,748
Banco Santander N.Y.                  US$                            1,091,155
Banco Santander                        $          5,004,267                  0
                                                  ---------         ----------

TOTAL                                             5,004,267         10,445,036
                                                  =========         ==========

                            42. STOCK TRANSACTIONS


During 2004 and 2003 fiscal years, the following stock transactions were carried out by members of the board, controlling stockholders, related individuals and entities.


TRANSACTIONS OF INDIVIDUALS RELATED TO MEMBERS OF THE BOARD


          NAME                                  2004              2003
                                          ---------------   ---------------
                                Initial   Purchase   Sale   Purchase   Sale
-----------------------------   -------   --------   ----   --------   ----
Asesorias Portofino Ltda.       BSG         21,000      0          0      0
Inmobiliaria Villarrica Ltda.   RCV        181,669      0          0      0
Vial de Claro Maria Luisa       RCV            650      0          0      0


o        BSG related with  Director Mr. Baltazar Sanchez
o        RCV related with  the  President Mr. Ricardo Claro

TRANSACTIONS OF DIRECTORS, MANAGEMENT AND ACCOUNT INSPECTORS

None.

TRANSACTIONS OF MAJORITY SHAREHOLDERS

None.

                       43. DISTRIBUTION OF SHAREHOLDERS


The distribution of stockholders as of June 30, 2004 and 2003 is the following:


                                     % of Shareholding    No. of Shareholders
                                    ------------------   --------------------
TYPE OF SHAREHOLDER                  2004         2003    2004           2003
-----------------------------       -----       ------   -----          -----

10% or more shareholding            34.03        34.03       1              1

Less than 10% shareholding
with investment equal to or
higher than 200 UF                  65.84        65.83     276            269

Less than 10% shareholding
with investment lower than
200 UF                               0.13         0.14     741            781

TOTAL                              100.00       100.00   1,018          1,051

CONTROLLER OF
THE COMPANY                         52.14        52.14       3              3

                            44. BOARD COMPENSATION


As of June 30, 2004 and 2003 payments were made for compensation and profit sharing ihn the amount of Th Ch$ 264,421 and Th Ch$ 715,991, respectively, according to the following detail:


                                               2004              2003
                                               ThCh$             ThCh$
                                              -------           -------

Share of previous fiscal year profits         257,061           710,664
Compensation for assistance to sessions         5,576             3,977
Compensation for Board Committee                1,784             1,350
                                              -------           -------

TOTAL                                         264,421           715,991
                                              =======           =======


On the other hand, reserves were made for participation in profits for fiscal year 2004 in the amount of Th Ch$ 285,011 (Th Ch$ 118,306 in 2003).

                                RELEVANT EVENTS


On June 23, 2004, the SVS was informed that in the previous day, the Board of the Company had approved a US$ 210 million investment plan, in order to duplicate the production of glass containers in a 10 year period.

The first stage of the development plan considers the construction of a new plant, equipped with 4 new fabrication lines and a furnace with a production capacity of 360 tons per day, which supposes a US$ 110 million investment and that would be financed by a combination of internal resources and credits. Start of operations is scheduled for 2006 and will allow to increase the present capacity of production by 35%.

The following stages of expansion imply adding 7 fabrication lines and 2 furnaces with production capacities over 400 tons per day, which will be materialized in successive stages, in line with market needs.

CRISTALERIAS DE CHILE S.A.

     RATIO ANALYSIS OF THE FINANCIAL STATEMENTS AS OF JUNE 30, 2004

1.- FINANCIAL INDICATORS

                                                             06-30-2004          06-30-2003         12-31-2003
                                                             ----------          ----------         ----------

LIQUIDITY
Current liquidity                            times                 5.81                5.12               5.98
Acid ratio                                   times                 5.31                4.69               5.50

INDEBTEDNESS
Leverage ratio                               times                 0.55                0.59               0.55
Short-term debt                                %                  14.39               14.97              12.79
Long-term debt                                 %                  85.61               85.03              87.21
Interest expenses coverage                   times                 4.25                1.87               2.14

ACTIVITY
Total assets                                 MM Ch$             364,945             366,503            356,395
Investments                                  MM Ch$               3,179              15,075             22,804
Disposal of property                         MM Ch$                  49                 111                137
Inventory turnover                           times                 12.2                16.1               12.7
Inventory permanence                          days                 29.5                22.4               28.4

RESULTS
Sales                                        MM Ch$              33,298              33,524             75,146
Costs of sales                               MM Ch$              20,400              21,318             44,993
Operating income                             MM Ch$              10,135               9,685             24,541
Interest expenses                            MM Ch$               2,393               2,484              4,880
Non-operating income (loss)                  MM Ch$             (1,449)             (5,986)           (16,588)
E.B.I.T.D.A.                                 MM Ch$              15,509               9,402             21,066
After-tax income                             MM Ch$               7,125               2,958              6,478

PROFITABILITY
Return on equity                               %                    3.1                 1.3                2.8
Return on assets                               %                    1.9                 0.9                1.8
Return on operating assets                     %                    9.6                 9.4               23.1
Profit per share                               $                  111.3                45.9              101.2
Return on dividends                            %                    1.4                 2.3                2.4


Current liquidity            Ratio of current assets to current liabilities.
Acid ratio:                  Ratio of uncommitted funds to current liabilities.
Leverage ratio:              Ratio of total current liabilities to net worth.
Interest Expenses Coverage:  Profit before taxes and interest divided by financial expenses.
Inventory turnover:          Ratio between sales cost of the period and
                               average inventory.
Inventory permanence:        Ratio between average inventory and sales cost of
                             the period, multiplied by 360 days

E.B.I.T.D.A.                 Earnings before interest, taxes, depreciation,
                             amortization, and extraordinary items.
Return on dividends:         Sum of dividends paid in the last twelve months
                             divided by market price of stock at closing of period.

The main trends observed in the indicators of the first half of 2004 are the following:

LIQUIDITY INDICES

Despite an increase in current assets with respect to December 2003, liquidity indices decrease slightly due to higher provisions and notes payable.


INDEBTEDNESS INDICES

The indebtedness index remains almost unvaried for the analyzed period.

Indebtedness with banks, which corresponds to syndicated loan of US$50 million, shows a slight increase in chilean peso terms, due to the variation of the exchange rate that passed from Ch$ 593,80 in December 2003 to Ch$ 636,30 as of June 30, 2004.

The interest expenses coverage ratio shows an increase with respect to the previous year, due to higher net income during the first half of 2004.


ACTIVITY INDICES

Inventory turnover and permanence deteriorated slightly due an increase in stock of finished products. This is the result of stationality of the glass demand.


RESULTS

The operating result shows an increase with respect to June 2003 due to lower costs of sales.

Likewise, the non-operating result shows a decrease of the loss as a result of the positive exchanges differences balance registered during the present semester.


PROFITABILITY INDICES

Profitability and equity indices show an increase with respect to March and December 2003, due to a higher net income during the present fiscal year.

On the other hand, return on dividends shows a decrease with respect to the previous year, due to a lower dividends distributed during the last 12 months.

2.       DIFFERENCE BETWEEN BOOK VALUE AND MARKET VALUE OF MAIN ASSETS.

The financial statements of the company have been prepared according to generally accepted accounting principles and general and specific norms of the Securities and Insurance Commission, which is the agency that regulates the Company. The valuation of the assets includes adjustment for currency devaluation, reserves, and technical revaluations. We believe the foregoing is a reasonable way to value the Company's permanent investments.

As of June 30, 2004, there were financial investments in stocks recorded according to their purchase price of Th Ch$ 4,188 million, whose market value on the same date was Th Ch$ 5,410 million.


3.       RESULTS AS OF JUNE 2004

3a.  Individual Result

The Company had non-consolidated sales of Ch$ 33,298 million, compared to Ch$ 33,524 million in the previous fiscal year. Volumes sold increased by 7.4%, reaching 120,393 tons., mainly due to higher sales of bottles for wine, the returnable beer and food markets; partially compensated by lower sales to the non-returnable beer, liquor and soft drinks markets. Average prices declined by 7.5%, mainly explained by the strong decrease in the US$/Peso exchange rate that passed from Ch$ 723,66 per to dollar on average during the first semester of 2003 to Ch$ 608,22 per dollar on average during the first semester of 2004. Operating income reached Ch$ 10,135 million, 4.6% over 2003.

Non-operating result was a Ch$ 1,449 million loss, which compares to a Ch$ 5,986 million loss in 2003. The former is mainly explained by an income from exchange differences of Ch$ 1,391 million in 2004, compared to a Ch$ 3,617 million loss in 2003. During 2004 a higher loss in Cristalchile Comunicaciones (owner of 50% of Metropolis -Intercom) is registered and a lower income in Envases CMF. The former was partially compensated by higher income in CIECSA and Vina Santa Rita.

3b.  Result in Subsidiaries

Santa Rita's net income reached Ch$ 3,553 million, 23.3% over 2003. In the local market, prices increased by 10.0% in real terms, while volumes increased by 9.5%. Sales in this market increased by 20.4% reaching Ch$ 17,383 million. During the period, export volume sales increased by 6.6%, representsenting 50.2% of total revenues, in the amount of US$ 30.0 million (US$ 26.8 million in 2003). Operating income reached Ch$4,149 million compared with Ch$ 4,997 million in 2003, fundamentally due to higher costs of musts and a decrease of the Peso/US$ exchange rate that affects export returns. Santa Rita's average price in dollars per case for the export market reached US$ 34.1 (US$ 32.4 in 2003), while the average price for the industry was US$ 24.3 per case (US$
23.7 in 2003). Santa Rita
had a Ch$ 364 million non-operating income, compared to a Ch$ 1,385 million loss in 2003, mainly due to a income from exchange differences of Ch$ 965 million compared with Ch$ 740 million loss in 2003.


Red Televisiva Megavision, CIECSA's main subsidiary, registered a Ch$1,125 million operating income, compared with an Ch$ 814 million operating income in 2003. MEGA reached the first place in audience with an audience viewership share of 25.4% during the period(1) (22.7% in 2003). Net sales increased by 8.3% reaching Ch$ 12,341 million, due to an increase in live programming, which has resulted in higher audiendce levels. MEGA had an Ch$ 811 million net income (Ch$ 210 million income in 2003). CIECSA's net income was Ch$ 927 million, compared to Ch$ 75 million income the previous year.

Envases CMF S.A. registered a Ch$ 298 million net income in 2004 compared with a Ch$1,226 million net income in 2003. This is mainly explained by the non-operating result, which during 2003 registered a net income from price level restatement and exchange differences of Ch$ 435 million, compared to a Ch$ 205 million loss during the present period. Sales reached Ch$ 14,941 million during the period compared with Ch$ 16,375 million in 2003. Volume sales decreased by 4.1%, reaching 10,557 tons, due to a decline in pre forms exports and lower sales of one-way formats; while average prices decreased by 5.1% influenced by the decrease of the Peso/US$ rate of exchange. As a result the aforementioned operating income reached Ch$ 1,191 million, compared with Ch$ 1,615 million in 2003.

In the cable TV area, Cristalchile Comunicaciones S.A. (99.99% owned by Cristalerias), is the owner of 50% of Cordillera Comunicaciones Ltda., which in turn is the owner of Metropolis-Intercom S.A. During 2004, Metropolis-Intercom S.A. registered sales of Ch$ 22,186 million, compared with Ch$ 22,408 million in 2003. Metropolis-Intercom had a net loss of Ch$ 5,962 million, compared with a net loss of Ch$ 4,845 million in 2003. This lower result is mainly due to a one-time Ch$ 775 million charge, that affects the non-operating result of the company. Metropolis-Intercom's EBITDA reached Ch$3,192 million during the period (Ch$ 2,944 million in 2003). The latter includes a depreciation charge of Ch$ 7,338 million (Ch$ 6,672 million in 2003) corresponding to the HFC network adquired in July 2000. The company ended the period with 223,820 basic subscribers (237,324 in 2003), 28,970 premium service subscribers (33,440 in 2003), 38,503 broadband internet subscribers (31,5% over 2003) and 9,255 IP telephony subscribers.

As a result of the above mentioned and a negative goodwill amortization charge through Cordillera Comunicaciones of Ch$ 2,088 million during the year (Ch$ 2,095 million in 2003), Cristalchile Comunicaciones recorded a net loss of Ch$ 4,041 million (net loss of Ch$3,468 million in 2003).



INVESTMENTS

-----------------------
(1) Measured between 6:30 A.M. and 1:30 A.M. (i.e:19 hours a day) from Monday through Sunday.

On June 23, 2004, Cristalerias de Chile announced that it will invest US$210 million in a development plan that will allow it to duplicate its glass production installed capacity - from 300 thousand tons per year to 600 thousand tons per year- and adecquately attend the increasing demand of its customers.

The initiative, that would be materialized in a term of up to 10 years, was approved unanimously by the Board and contemplates materialization in successive stages, according to market needs.


The first stage of the development plan considers the construction of a new plant, equipped with 4 new fabrication lines and a furnace with production capacity of 360 tons per day, that supposes USS 110 million investment and that would be financed by a combination of internal resources and credits. Start up of operations is scheduled for 2006 and will allow to increase the present production capacity by 35%.

Following stages of the expansion imply adding 7 fabrication lines and 2 furnaces with production capacities over 400 tons per day.


4.       CASH FLOW STATEMENT

As of June 30, 2004 a total net positive flow of Ch$ 9,119 million was generated, which is explained by a positive flow generated by operating activities of Ch$ 18,827 million, which was decreased by a negative financing flow of Ch$2,595 million and a negative flow of investment activities for Ch$7,113 million.

The operating flow corresponds basically to the collection of sales and financial interests and other income received that were reduced in part by payment to suppliers, taxes and financial interests.

The negative financing flow is especially explained by the payment of dividends.

The investment flow is mainly explained by the incorporation of fixed assets for Ch$ 3,356 million, and loans granted to related companies for Ch$ 3,805 million.

The above mentioned results in an increase in the final balance of cash and cash equivalent, which passed from Ch$ 60,480 million as of December 31, 2003 to Ch$ 69,016 million as of June 30, 2004.

According to the current regulations of the SVS and the Association of Accountants of Chile, time deposits and agreements with due date of less than 90 days have been considered as cash and cash equivalent.


5.       RISKS ANALYSIS

a.       Interest rates

The Company is exposed to the risk of fluctuations in interest rates on its long-term debt, corresponding to a US$50 million loan, which was negotiated annual rate of Libor plus 0.8% percentage points. In addition, the Company issued bonds in two series for a total equivalent to UF 4.1 million, for a period of 6 and 21 years, and which pay a fixed rate of 4.75% and 5.8% respectively (the actual placement rate was 5.3% and 6.5% respectively).

As of June 30, 2004, the Company had available funds in the amount of Ch$67,545 million, invested at different terms in financial instruments such as time deposits, bonds, fixed rate mutual funds and agreements with resale commitment. That amount does not include Ch$ 8,539 million in bonds with maturity on September 15, 2005, and an investment in shares for Ch$ 4,186 million.

Currently the Company does not use secondary financial instruments to reduce risk in the event of fluctuations in interest rates. This policy will be studied permanently to evaluate the alternatives offered by the market.

b.       Exchange rate

The Company maintains liabilities in dollars of US$64.7 million, which represent 11.3% of its assets, and which include a balance of a long-term syndicated loan of US$50 million.

As of June 30, the Company has investments in dollars of US$54.9 million in time deposits, bonds and fixed rate mutual funds. In addition, also has investments in EUROS 37.5 million in fixed rate and fixed rent instruments. Likewise it also has Dollar purchase future contracts of US$37.6 million which are compensated by sale future contracts of US$ 60.6 million.

On the other hand, aproximately 35% of the Company's revenues are adjustement by the exchange rate variation. Costs in foreing currency represent approximately 27% of the total costs.

FECU (Standardized Quarterly Financial Report)



1.       IDENTIFICATION


1.01.05.00        Firm Name

                          CRISTALERIAS DE CHILE S.A.


1.01.04.00        Company RUT                                 90331000-6



1.00.01.10        Starting date                               1/1/2004



1.00.01.20        Closing date                                6/30/2004



1.00.01.30        Type of Currency                            Chilean Pesos



1.00.01.40        Type of Financial Statements                Consolidated

Independent Auditors' Report
Referred to Interim Consolidated Financial Statements
As of June 30, 2004


To the Shareholders and Directors of
Cristalerias de Chile S.A.:

We have revised the general consolidated balance sheets of Cristalerias de Chile S.A. and subsidiaries as of June 30, 2004 and 2003 and the corresponding consolidated statements of income and cash flows for the six months periods ended on those dates. These financial statements and their corresponding notes are the responsibility of Cristalerias de Chile S.A. and subsidiaries' management. The Ratio Analysis and Relevant Events attached are not part of these financial statements; therefore this report does not extend to them.

We have effected our revisions in accordance with audit norms established in Chile for a revision of interim financial information. A revision of interim financial information consists mainly in applying analytic revision procedures of the financial statements and effect inquiries to the responsible financial and accounting personnel. The extent of this revision is substancially lower than an audit effected according to generally accepted accounting principles in Chile, in which case the objective is to express an opinion on financial statements as a whole. Consequently, the interim consolidated financial statements as of June 30, 2004 and 2003 have not been audited and, therefore, we are not in condition for expressing, nor we express an opinion.

Based on our revision of the interim consolidated financial statements as of June 30, 2004 and 2003, we have no knowledge of significant adjustments needed to be made to them in order for them to be in accordance with generally accepted accounting principles in Chile.


Ruben Lopez D.                                         Ernst & Young Ltda.
R.U.T.: 9.385.460-8                         Auditors' R.U.T.: 77.802.430-6

Santiago, July 28, 2004

ASSETS

2.0      FINANCIAL STATEMENTS
2.01     BALANCE SHEET

1.00.01.30   Type of Currency: Thousands of Chilean Pesos
1.00.01.40   Type of Balance: Consolidated

ASSETS                                                   NOTE No.            06-30-04        06-30-03
-------------------------------------------------------  --------         -------------    ------------
5.11.00.00   TOTAL CURRENT ASSETS                                           191,655,613     185,121,779
             5.11.10.10  Cash                                                 2,337,271       2,588,476
             5.11.10.20  Time deposits                   41                   5,384,461      12,151,735
             5.11.10.30  Marketable securities (net)     4                   67,806,888      67,718,838
             5.11.10.40  Debtors from sales (net)        5                   40,919,449      35,240,688
             5.11.10.50  Documents receivable (net)      5                    4,765,988       4,541,128
             5.11.10.60  Sundry debtors (net)            5                    3,013,052       1,759,408
             5.11.10.70  Doc. & accts receivable         6                    3,691,705         575,881
                         related Co.
             5.11.10.80  Inventories (net)               7                   47,218,588      45,041,807
             5.11.10.90  Recoverable taxes               8                    1,480,533       2,049,043
             5.11.20.10  Prepaid expenses                                     1,985,130       1,779,083
             5.11.20.20  Deferred taxes                  8                    1,741,034         980,123
             5.11.20.30  Other current assets            10                  11,311,514      10,695,569
             5.11.20.40  Leasing contracts (net)                                      0               0
             5.11.20.50  Leasing assets (net)                                         0               0
5.12.00.00   TOTAL FIXED ASSETS                          12                 135,583,958     140,831,612
             5.12.10.00  Land                            12                  13,442,643      13,175,721
             5.12.20.00  High rises & infrastructure     12                  64,321,481      61,369,521
             5.12.30.00  Machinery & equipment           12                 148,348,627     143,372,862
             5.12.40.00  Other fixed assets              12                  11,729,704      10,587,816
             5.12.50.00  Positive goodwill from          12                   6,659,823       7,767,850
                         technical revaluation of
                         fixed assets
             5.12.60.00  Depreciation (minus)            12               (108,918,320)    (95,442,158)
5.13.00.00   TOTAL OTHER ASSETS                                             136,210,144     143,685,545
             5.13.10.10  Investment in related companies 14                 100,763,973     107,216,045
             5.13.10.20  Investment in other companies   15                     788,803         831,373
             5.13.10.30  Negative goodwill               16                   8,995,298       9,364,453
             5.13.10.40  Positive goodwill (minus)                                    0               0
             5.13.10.50  Long-term debtors               5                      204,430         173,463
             5.13.10.60  Doc. & accts receivable         6                    1,106,556           2,883
                         related Co.
             5.13.10.65  Long-term deferred taxes                                     0               0
             5.13.10.70  Intangibles                     17                  11,913,536      11,874,078
             5.13.10.80  Amortization (minus)            17                 (1,325,968)     (1,109,319)
             5.13.10.90  Other                           18                  13,763,516      15,332,569
             5.13.20.10  Long-term leasing contracts                                  0               0
                         (net)
5.10.00.00        TOTAL ASSETS                                              463,449,715     469,638,936

                                  LIABILITIES

1.00.01.30        Type of Currency: Thousands of Chilean Pesos
1.00.01.40        Type of Balance: Consolidated

LIABILITIES                                              NOTE No.            06-30-04        06-30-03
-------------------------------------------------------  --------         -------------    ------------
5.21.00.00   TOTAL CURRENT LIABILITIES                                       52,198,981      56,297,454
             5.21.10.10  Short-term oblig. Banks &       19                       6,968          19,951
                         Fin. Inst.
             5.21.10.20  Short-term portion - Long-term  19                   2,833,925       4,038,923
                         oblig. Banks & Financial
                         Institutions
             5.21.10.30  Obligations with the public                                  0               0
                         (notes)
             5.21.20.40  Short-term portion oblig with   22                   1,740,471       1,735,084
                         public
             5.21.10.50  Long-term oblig. due within                             74,279         241,480
                         1 year
             5.21.10.60  Dividends payable                                      652,088         510,759
             5.21.10.70  Accounts payable                                    16,114,615      18,952,645
             5.21.10.80  Notes payable                                        3,184,042       4,049,596
             5.21.10.90  Sundry creditors                                       891,189       2,546,908
             5.21.20.10  Notes & accts payable related   6                    1,104,714         745,904
                         Co.
             5.21.20.20  Provisions                      23                  17,245,411      12,045,713
             5.21.20.30  Withholdings                                         2,293,589       1,471,884
             5.21.20.40  Income tax                                                   0               0
             5.21.20.50  Earned income                                        4,136,733       3,992,961
             5.21.20.60  Deferred taxes                  8                            0               0
             5.21.20.70  Other current liabilities       20                   1,920,957       5,945,646
5.22.00.00   TOTAL LONG-TERM LIABILITIES                                    136,721,197     144,905,248
             5.22.10.00  Oblig with Banks & Financial    21                  35,266,974      42,039,039
                         Inst.
             5.22.20.00  Long-term oblig with public     22                  90,179,235      90,425,569
                         (bonds)
             5.22.30.00  Long-term notes payable                                      0               0
             5.22.40.00  Long-term sundry debtors                               205,331         352,343
             5.22.50.00  Long-term notes & accts.        6                            0               0
                         payable related companies
             5.22.60.00  Long-term provisions            23                   6,417,630       7,578,301
             5.22.70.00  Long-term deferred taxes        8                    4,652,027       4,509,996
             5.22.80.00  Other long-term liabilities                                  0               0
5.23.00.00   MINORITY INTEREST                           26                  39,137,297      37,421,878
5.24.00.00   TOTAL EQUITY                                27                 235,392,240     231,014,356
             5. 24.10.00  Paid-in capital                27                  65,396,749      65,137,753
             5. 24.20.00  Reserve capital revaluation    27                     523,174         716,515
             5. 24.30.00  Premium in sale of own shares  27                  28,097,372      28,069,388
             5. 24.40.00  Other reserves                 27                   7,499,397       9,155,080
             5. 24.50.00  Retained earnings (addition                       133,875,548     127,935,620
                          of codes 5.24.51.00 to
                          5.24.56.00)
                          5.24.51.00 Reserve future      27                 128,030,273     125,943,731
                                     dividends
                          5.24.52.00 Accrued profits     27                           0               0
                          5.24.53.00 Accrued losses      27                           0               0
                                     (minus)
                          5.24.54.00 Profit (loss) for   27                   7,125,275       2,957,649
                                     the year
                          5.24.55.00 Prov. dividends     27                 (1,280,000)       (965,760)
                                     (minus)
                          5.24.56.00 Accr. deficit dev.  27                           0               0
                                     period
5.20.00.00  TOTAL LIABILITIES                                               463,449,715     469,638,936

                               INCOME STATEMENT

2.02     INCOME STATEMENT

1.00.01.30       Type of Currency: Thousands of Chilean Pesos
1.00.01.40       Type of Balance: Consolidated

INCOME STATEMENT                                         NOTE No.            06-30-04        06-30-03
-------------------------------------------------------  --------         -------------    ------------
             5.31.11.00  OPERATING INCOME                                    15,734,425      15,612,854
                   5.31.11.10  Gross Margin                                  28,924,101      27,658,797
                          5.31.11.11  Sales                                  80,298,906      76,938,352
                          5.31.11.12  Costs (minus)                        (51,374,805)    (49,279,555)
                   5.31.11.20  Adm. & sales expenses                       (13,189,676)    (12,045,943)
                               (minus)
             5.31.12.00  NON-OPERATING RESULTS                              (4,239,480)     (9,885,097)
                   5.31.12.10  Interest income                                  989,141       1,668,190
                   5.31.12.20  Income investments        14                     969,006       1,750,507
                               Rel. Co.
                   5.31.12.30  Other non-operating       28                     667,949         416,672
                               income
                   5.31.12.40  Loss investments Rel.     14                 (4,135,296)     (3,670,115)
                               Co. (-)
                   5.31.12.50  Amortization              16                   (322,921)       (319,589)
                               neg.goodwill (-)
                   5.31.12.60  Interest expenses                            (3,337,812)     (3,498,063)
                               (minus)
                   5.31.12.70  Other non-operat          28                 (1,179,937)     (1,100,513)
                               expenses (-)
                   5.31.12.80  Price level               29                   (307,756)       (668,200)
                               restatement
                   5.31.12.90  Exchange differences      30                   2,418,146     (4,463,986)
             5.31.10.00  RESULTS BEFORE INCOME TAX                           11,494,945       5,727,757
                         AND EXTRAORDINARY ITEMS
             5.31.20.00  INCOME TAX                      8                  (2,670,024)     (1,437,191)
             5.31.30.00  EXTRAORDINARY ITEMS             31                           0               0
             5.31.40.00  PROFIT (LOSS) BEFORE                                 8,824,921       4,290,566
                         MINORITY INTEREST
             5.31.50.00   MINORITY INTEREST              26                 (1,699,646)     (1,332,917)
5.31.00.00   NET INCOME (LOSS)                                                7,125,275       2,957,649
5.32.00.00   Amortization of positive goodwill                                        0               0
5.30.00.00   INCOME (LOSS) FOR THE YEAR                                       7,125,275       2,957,649

                          DIRECT CASH FLOW STATEMENT

2.03     CASH FLOW STATEMENT
1.00.01.30     Type of Currency: Thousands of Chilean Pesos
1.00.01.40     Type of Balance: Consolidated

DIRECT CASH FLOW STATEMENT                               NOTE No.           06-30-04        06-30-03
-------------------------------------------------------  --------         -------------    ------------
          5.41.11.00  NET FLOW FROM OP. ACT.                                 21,112,235      21,030,268
              5.41.11.10  Collection from sales debtors                      93,799,010      98,599,279
              5.31.11.20  Interests received                                  4,272,766       2,211,277
              5.31.11.30  Dividends & other                                   1,079,693         105,094
                          distributions funds received
              5.31.11.40  Other income                                        1,153,195       2,538,990
              5.31.11.50  Payments to suppliers &                          (66,593,878)    (68,960,247)
                          personnel (-)
              5.31.11.60  Interest paid (minus)                             (3,818,916)     (3,246,966)
              5.31.11.70  Income tax paid (minus)                           (1,559,357)     (2,794,477)
              5.31.11.80  Other expenses paid (minus)    33                   (714,629)     (2,686,088)
              5.31.11.90  V.A.T. & other similar paid                       (6,505,649)     (4,736,594)
                          (minus)
          5.41.12.00  CASH FLOW FINANCING ACTIVITIES                        (3,929,584)    (10,175,302)
              5.41.12.05  Proceeds from share issue                                   0               0
              5.41.12.10  Loans received                                              0               0
              5.41.12.15  Obligations with the public                                 0               0
              5.41.12.20  Secured loans from related                             54,017          72,453
                          companies
              5.41.12.25  Other loans from related                                    0             713
                          companies
              5.41.12.30  Other financing resources                                   0               0
              5.41.12.35  Dividends paid (minus)                            (3,135,444)     (8,121,964)
              5.41.12.40  Capital distributions (minus)                               0               0
              5.41.12.45  Repayment of loans (minus)                          (823,133)     (1,842,090)
              5.41.12.50  Payment of obligations with                                 0       (213,916)
                          the public (-)
              5.41.12.55  Repayment of secured loans                           (25,024)        (70,498)
                          from rel Co. (-)
              5.41.12.60  Repayment other loans from                                  0               0
                          related  Co. (-)
              5.41.12.65  Share issue payment (minus)                                 0               0
              5.41.12.70  Payment of issue publ oblig                                 0               0
                          (minus)
              5.41.12.75  Other financing payments       33                           0               0
                          (minus)
          5.41.13.00  CASH FLOW FROM INVESTING                             (11,196,003)    (15,754,970)
                      ACTIVITIES
              5.41.13.05  Sale of fixed assets                                   69,055         286,959
              5.41.13.10  Sale of permanent investments                               0               0
              5.41.13.15  Sale of other investments      33                         398               0
              5.41.13.20  Proceeds secured loans to                                   0               0
                          related Comp.
              5.41.13.25  Proceeds other loans to                                28,819       1,965,532
                          related companies
              5.41.13.30  Other investment income        33                           0       1,965,366
              5.41.13.35  Incorporation of fixed assets                     (7,252,623)    (19,573,990)
                          (minus)
              5.41.13.40  Capitalized interests payment                               0               0
                          (minus)
              5.41.13.45  Permanent Investments (minus)                           (437)           (624)
              5.41.13.50  Investments in financial                                    0        (70,331)
                          instruments (minus)
              5.41.13.55  Other loans to related                            (3,803,547)               0
                          companies (minus)
              5.41.13.60  Other loans to related                                (2,465)         (8,123)
                          companies (minus)
              5.41.13.65  Other distrib of funds on      33                   (235,203)       (319,759)
                          invest activities (-)
  5.41.00.00  TOTAL NET CASH FLOW FOR THE PERIOD                              5,986,648     (4,900,004)
  5.42.20.00  EFFECT OF INFLATION ON CASH & CASH EQUIV.                          82,812     (1,636,243)
5.41.00.00  NET CHANGE IN & CASH EQUIVALENT                                   6,069,460     (6,536,247)
5.42.00.00  CASH & CASH EQUI  AT BEGINNING OF PERIOD                         76,213,878      94,889,433
5.43.00.00  CASH & CASH EQUIV BALANCE AT END OF PERIOD                       82,283,338      88,353,186

                        INCOME STATEMENT RECONCILIATION

CONCILIATION BETWEEN CASH FLOW GENERATED BY THE OPERATION'S ACTIVITIES AND THE INCOME STATEMENT FOR THE YEAR

1.00.01.30        Type of Currency: Thousands of Chilean Pesos
1.00.01.40        Type of Balance: Consolidated

CASH FLOW - INCOME STATEMENT RECONCILIATION                           NOTE No.        06-30-04      06-30-03
-------------------------------------------------------------------   --------      ------------  ------------

5.50.10.00  Profit (Loss) for the year                                                 7,125,275     2,957,649
5.50.20.00  Profit (Loss) in sale of assets                                               98,723        26,467
         5.50.20.10  (Profit) Loss in sale of fixed assets                                98,529        26,467
         5.50.20.20  Profit in sale of investments (minus)                                     0             0
         5.50.20.30  Loss in sale of investments                                             194             0
         5.50.20.40  (Profit) Loss in sale of other assets                                     0             0
5.50.30.00  Non-cash charges (credits) to results                                     15,976,546    18,745,164
         5.50.30.05  Depreciation for the year                        12               7,743,099     7,057,014
         5.50.30.10  Amortization of intangibles                                         522,168       622,517
         5.50.30.15  Write-offs and provisions                                         2,194,521       777,688
         5.50.30.20  Accrued earnings from investments in related     14               (969,006)   (1,750,507)
                     com. (minus)
         5.50.30.25  Accrued losses from investments in related Co.   14               4,135,296     3,670,115
         5.50.30.30  Negative goodwill amortization                   16                 322,921       319,589
         5.50.30.35  Positive goodwill amortization (minus)                                    0             0
         5.50.30.40  Price level restatement                          29                 307,756       668,200
         5.50.30.45  Net exchange difference                          30             (2,418,146)     4,463,986
         5.50.30.50  Other non-cash credits to results (minus)                         (769,854)     (121,554)
         5.50.30.55  Other non-cash debits to results                                  4,727,791     3,038,116
5.50.40.00  Changes in Assets affecting cash flow (incr) decreases                  (22,180,123)  (21,061,717)
         5.50.40.10  Debtors from sales                                              (6,141,083)   (7,384,403)
         5.50.40.20  Inventory                                                      (15,364,501)  (12,718,926)
         5.50.40.30  Other assets                                                      (674,539)     (958,388)
5.50.50.00  Changes in liabilities affecting cash flow increases                      18,572,168    19,029,788
            (decr)
         5.50.50.10  Accounts payable related to results for the                      17,758,985    21,060,125
                     year
         5.50.50.20  Interests payable                                                 (760,016)      (78,592)
         5.50.50.30  Income tax payable (net)                                          1,446,716     (745,545)
         5.50.50.40  Other accounts payable related to non-oper                          533,207      (83,397)
                     results
         5.50.50.50  VAT and other taxes payable (net)                                 (406,724)   (1,122,803)
5.50.60.00  Profit (Loss) of minority interest                                         1,699,646     1,332,917
5.50.00.00  NET OPERATING CASH FLOW                                                   21,112,235    21,030,268

                  01. Registration in the Securities Register


IDENTIFICATION OF THE COMPANY AND REGISTRATION IN THE SECURITIES REGISTER

The company is registered in the Securities Register under No. 061 and it is supervised by the Securities and Insurance Commission (S.V.S.).

The subsidiary S.A. Vina Santa Rita is registered in the Securities Register under number 390 of the S.V.S.

                        02. Applied Accounting Criteria


APPLIED ACCOUNTING CRITERIA


a)       Accounting Period

These financial statements correspond to the period between January 1 and June 30 of 2004 and 2003.


b)       Preparation basis of financial statements:

These consolidated financial statements as of June 30, 2004 and 2003 have been prepared on the basis of generally accepted accounting principles and specific norms issued by the S.V.S.; the former prevailing in case of discrepancies.


c)       Presentation Basis

For comparison purposes, the financial statements and figures included in the disclosures for the 2003 fiscal year are presented updated according to non-accounting terms as of June 30, 2004 by 0.6%.


d)       Consolidation Basis

The consolidated financial statements include the balances of the following subsidiaries: Cristalchile Comunicaciones S.A., Cristalchile Inversiones S.A., Ciecsa S.A. consolidated, S.A. Vina Santa Rita consolidated, and Constructora Apoger S.A.

The company Ciecsa consolidated includes the balances of its subsidiary Red Televisiva Megavision S.A. in which it has a 99.99% stake of its net worth and of Simetral S.A. in which it has a 81.5% stake of its net worth.

S.A. Vina Santa Rita consolidated includes the balances of its subsidiaries Vina Carmen S.A., with a 99.9% stake in its net worth, Vina Centenaria S.A., with 100% stake, Vina Dona Paula S.A. with 100% stake and Sur Andino S.A., with a 100% stake in 2004 and 2003.

Amounts and effects of transactions between consolidated companies have been eliminated and the stake of minority investors is presented in the balance sheet as Minority Interest.

e)       Adjustment for Currency Devaluation (Price Level Restatement)

Consolidated financial statements have been restated considering the variation in the purchasing power of the currency, occurred in the first half of 2004, that reached 0.8% (1.1% in 2003).

For financial effects, effective variations occurred in every month of years 2003 and 2004 have been considered, with respect to June 2003 and 2004. For tax effects, negative variations occurred duing some months of 2003 and 2004 with respect to June 2003 and 2004, have been equaled to zero, according to instructions of the Chilean Internal Revenue Service, not affecting significantly the financial statements.

f)       Conversion Basis

Balances in foreign currency and indexed currency units (unidades de fomento) have been converted to pesos at the indicated parities:


                                      2004                 2003
                                   ---------            ---------
                                       Ch$                  Ch$

U.S. Dollar                           636.30               699.12
Pound Sterling                      1,157.12             1,157.48
Swedish Crown                         509.16               517.18
EURO                                  775.88               803.86
Unidad de Fomento                  17,014.95            16,959.67



g)       Marketable Securities and Time Deposits

Transactions in short-term fixed income instruments are shown at the return value of the investment, which does not exceed the market value as of June 30, 2004 and 2003.

Investments in stock are shown at the lowest value between the corrected cost and market value.

Time deposits are shown at the value of the investment, plus adjustments and interest accrued as of the date of the fiscal year.

Investments carried out by the Company in Celulosa Arauco bonds are registered under "Other" in the long-term, and are presented at investment value plus accrued interests up to the closing date of the fiscal year of the financial statements, without adjusting to the market value because there is the intention of keeping the bonds until their maturity.


h)       Inventory

Inventory of finished products has been valued as of June 30, 2004 and 2003 at the direct production cost, duly updated, raw materials and materials at the cost of the last purchase or its corrected cost. Those valuations do not exceed the net liquidation value.

Inventory of foreign television programs to be exhibited are valued at the purchase cost at the exchange rate in effect at the closing of the fiscal year. Local programs are valued according to the terms of the respective contracts.

Television programs inventories at the closing of each fiscal year represent the value of contracted films and videos and the proportion of repetitions that are pending exhibition. The actual cost of the programs is charged to results as they are broadcasted.

i)       Bad Debts (Non-collectable)

The Company and subsidiaries have made provision for bad debts that is deducted from debtors from sales and notes receivable. The criterion adopted to estimate them is the age of the balances.


j)       Fixed Assets

The property in fixed assets is shown at the purchase cost plus legal and regulatory revaluations accumulated up until June 30, 2004 and 2003.


k)       Depreciation of Fixed Assets

Depreciation of these goods is calculated on updated values, according to the straight-line depreciation method, considering the estimated useful life of the goods.


l)       Assets in Leasing

None.


m)       Sales Transactions with Leaseback

None.


n)       Intangibles

The corrected purchase value of trademarks of the subsidiary S.A. Vina Santa Rita, that are amortized for a period of 40 years, and the costs for trademark registration, that are amortized for a period equivalent to the maturity of the renovation, are presented as intangibles. The subsidiary Ciecsa consolidated includes the frequency of TV channel 9, which has an amortization period of 40 years, and the amortization method is that of "Increasing Digits".

o)       Investments in Related Companies

According to Circular No. 1697 of the SVS, the Equity Method (Valor Patrimonial Proporcional - V.P.P.) has been used for the valuation of investments in related companies effected prior to January 01, 2004. This method consists in assigning the investment an equivalent value to the percentage of the holding that corresponds to the Company in the book value of the issuer, and acknlowledge proportionally the variations that the latter experiments. Investments abroad have been valued according to the provisions of Technical Bulletin No. 64 of the Chilean Accountants Association A.G.


p)       Goodwill Amortization

Goodwill amortization resulted from comparing the price paid for the investment with the proportional equity value (VPP) that corresponds to the investment in the company's equity.

Amortizations of these values are carried out in a period of twenty years.

As of June 30, 2004 and 2003 there is no positive goodwill.


q)       Operations with repurchase and resale agreement

Financial instruments acquired with a resale agreement are shown at their purchase value plus interest and adjustments accrued at the closing of the fiscal year, and they are classified under "Other Current Assets", in the terms established in Circular No. 768 of the Securities and Insurance Commission.


r)       Obligations with public

Obligations for bonds issued are shown at their face value plus adjustments and interest accrued at the closing of each fiscal year. The lower value obtained compared to par value is amortized proportionally to payment or redemption of capital installments of those bonds as well as the corresponding expenses for their placement.


s)       Deferred Taxes and Income Tax

The Company and its subsidiaries have complied with deferred taxes, in accounting terms, as established in Technical Bulletin No. 60 and 71 of The Accountants Association of Chile A.G. and the norms indicated in circular 1,466 of the S.V.S.

Income tax is recorded in the accounting on the basis of the calculation of net taxable income determined according to norms established in the Income Tax Law.


t)       Severance payment

The Company has established a reserve for all of the personnel's severance payment, according to the union contracts signed with their workers. This reserve is shown at the present value of the obligation.


u)       Sales

The consolidated companies recognize operating income on an accrued basis according to generally accepted accounting principles in Chile.


v)       Derivative Contracts

The Company and its subsidiaries Ciecsa S.A. and S.A. Vina Santa Rita maintain Future Contracts in foreign currency, recorded as established in Technical Bulletin 57 of the Accountants Association of Chile A.G.


w)       Computer Software

The Company and S.A. Vina Santa Rita develop computer software with their own resources and they also acquire computer packages from third parties. Disbursements due to own development are charged to results as they are generated. Computer packages are recorded in Fixed Assets and amortized in 36 months by the Company and in 48 months by the subsidiary S.A. Vina Santa Rita.


x)       Research and development expenses

The companies show any expenses in this item directly as a charge to results as they generate.

y)       Cash flow statement:

According to current regulations of the Securities and Insurance Commission and the Accountants Association of Chile A.G., in preparing the cash flow statement, the Company has considered time deposits and deposits with maturities under 90 days as cash.

Such cash flows related to the Company's line of business, interest paid, interest income received, dividends received, and all such that is not defined as investment or Financing is included under the heading "Flow Originating in Activities of the Operation."

Disbursements originating in time deposits and agreements with maturities over 90 days have been classified in the item "Investments in Financial Instruments."

CRISTALERIAS DE CHILE S.A.

NOTE 2 - ACCOUNTING CRITERIA USED

COMPANIES INCLUDED IN THE CONSOLIDATED REPORT

                                                                             Percentage of Shareholding
                                                             ----------------------------------------------------------
    R.U.T.                    Company Name                                 06.30.2004                        06.30.2003
------------         --------------------------------        ---------------------------------------         ----------
                                                              Direct        Indirect          Total             Total
                                                             -------        --------        --------         ----------

96.721.580-5         Cristalchile Comunicaciones S.A.        99.9980         0.0000          99.9980           99.9980
96.767.580-6         Constructora Apoger S.A.                80.0000         0.0000          80.0000           80.0000
96.608.270-4         Ciecsa S.A.                             98.4458         0.0000          98.4458           98.2737
86.547.900-K         S.A. Vina Santa Rita                    54.0970         0.0000          54.0970           54.0970
96.972.440-5         Cristalchile Inversiones S.A.           99.9900         0.0100         100.0000          100.0000

                            03. Accounting Changes



As of June 30, 2004 and 2003, there have not been any changes in the accounting criteria applied that affect the consolidated financial statements.

                          04. Marketable Securities



As of June 30, 2004, this item is composed by the following investments:

a) Th Ch$ 55,251,502 in bonds and fixed rate instruments equivalent to US$41,048,455 and 37,547,521 EUROS, which mainly correspond to investments in state bonds and financial institutions of USA, Germany and Holland, Collateralized Bonds of Private Companies in USA (guaranteed with accounts receivable) and USA Mortgage Bonds with state guarantee.
b)       Th Ch$ 8,191,207 in investment fund quotas in US$
c)       Th Ch$ 4,187,786 in shares
d)       Th Ch$ 176,393 for accrued interest of Celulosa Arauco S.A. bonds.

As of June 30, 2003, this item is composed by the following investments:

e) Th Ch$ 54,372,053 in bonds and fixed rate instruments, which mainly correspond to investments in Treasury Bills bonds, Collateralized Bonds of Private Companies in USA (guaranteed with accounts receivable) and USA Mortgage Bonds with state guarantee.
f)       Th Ch$ 8,968,712 in investment fund quotas in US$
g)       Th Ch$ 4,183,939 in shares.
h)       Th Ch$ 194,134 for accrued interest of Celulosa Arauco S.A. bonds.



CRISTALERIAS DE CHILE S.A.

NOTE 4 -MARKETABLE SECURITIES

BALANCE COMPOSITION

            Type of Security                         Book Value
------------------------------------     ---------------------------------
                                         06-30-2004             06-30-2003
                                         ----------             ----------

Shares                                    4,187,786              4,183,939
Bonds                                             0                      0
Shares in mutual funds                            0                      0
Shares in investment funds                8,191,207              8,968,712
Public tender notes                               0                      0
Mortgage commitments                              0                      0
Bonds and fixed rate instruments         55,251,502             54,372,053
Interest Celulosa Arauco S.A. bonds.        176,393                194,134

Total Marketable Securities              67,806,888             67,718,838

CRISTALERIAS DE CHILE S.A.
NOTE 4 - MARKETABLE SECURITIES
SHARES

                                                                                    Unit         Market
     R.U.T.                     Company Name       Number of    Participation      Market      Investment     Corrected
                                                     Shares       Percentage       Value          Value         Cost
-----------------------     -------------------    ----------   -------------      ------      ----------     ---------

96.512.200-1                Bodegas y Vinedos
                            Santa Emiliana S.A.    63,642,856          9.9980          85       5,409,643     4,187,786

Value Investment
  Portfolio                                                                                     5,409,643     4,187,786
Adjustment Provision                                                                                                  0
Book value, Investment
  Portfolio                                                                                                   4,187,786

CRISTALERIAS DE CHILE S.A.
NOTE 4 - MARKETABLE SECURITIES
FIXED RATE INSTRUMENTS

                   Type of Security                                Par                Book Value            Market       Reserve
                                                                  Value                                     Value
                                                                              ------------------------
                                                                                Amount      Rate % (3)
-----------------------------------------------------------     ----------    ----------    ----------    ----------     -------

Financial Institutions bonds (USA, Germany and Holland) (1)     29,132,371    29,132,371          1.27    29,132,371           0
US treasury bonds (2)                                           20,555,448    20,555,448          0.38    20,555,448           0
Collateralized Bonds USA (2)                                     5,549,780     5,549,780          0.38     5,549,780           0
Call Deposit (2)                                                    13,903        13,903          0.38        13,903           0
Celulosa Arauco bonds (interest)(2)                                176,393       176,393          2.80       176,393           0
BBH U.S. Money Market Portfolio (2)                              8,191,207     8,191,207          0.48     8,191,207           0
TOTAL                                                           63,619,102    63,619,102             -    63,619,102           -


Note:

(1) The investements have been done in EUROS
(2) Investments in U.S. Dollars
(3) Rate for Period from 01-01-2004 to 06-30-2004.
(4) These investments can be recovered within 48 hrs. notice.

                     05. Short-Term and Long-Term Debtors



As of June 30, 2004 and 2003, there are balances for short-term debtors in the amount of Th $48,674,933 (Th $ 41,541,224 in 2003).

The bad debt reserve that amounted Th $ 706,185 in 2004 (Th $708,162 in 2003) is shown deducting the balances of Debtors from Sales and Documents receivable.

The balances of Short-term Debtors are shown net of Customer Advance Payments.

In addition, there is a balance of Th Ch$ 204,430 in Long-Term Debtors (Th Ch$ 173,463 in 2003).

Under "sales debtors", exports made by the subsidiary S.A. Vina Santa Rita amounting Th Ch$ 9,881,314 as of June 30, 2004 (61.71% of the total), and Th Ch$ 9,275,695 as of June 30, 2003 (64.83% of the total) are included.

CRISTALERIAS DE CHILE S.A.

NOTE 5 -SHORT AND LONG TERM DEBTORS

                                                            Current Assets Over 90 days
                                           -------------------------------------------------------------
                                                 Up to 90 days              Over 90 days up to 1 year
                                           ------------------------     --------------------------------
                  Item                     06-30-2004    06-30-2003      06-30-2004          06-30-2003
----------------------------------------   ----------    ----------     -------------       ------------
Debts from Sales                           39,426,955    33,708,403       1,953,474           2,029,879
Estimate of bad debtors                             -             -               -                   -
Documents receivable                        4,963,105     4,685,547          48,088              65,148
Estimate of bad debtors                             -             -               -                   -
Misc. Debtors                               2,580,540     1,723,996         432,512              35,412
Estimate of bad debtors                             -             -               -                   -


                                                             Total Current (net)                   Long Term
                                                          ------------------------        --------------------------
                  Item                      Subtotal      06-30-2004    06-30-2003        06-30-2004      06-30-2003
----------------------------------------   ----------     ----------    ----------        ----------      ----------
Debts from Sales                           41,380,429     40,919,449    35,240,688                 0               0
Estimate of bad debtors                       460,980              -             -                 -               -
Documents receivable                        5,011,193      4,765,988     4,541,128                 0               0
Estimate of bad debtors                       245,205              -             -                 -               -
Misc. Debtors                               3,013,052      3,013,052     1,759,508           204,430         173,463
Estimate of bad debtors                             -              -             -                 -               -

                                                               Total Long Term Debtors       204,430         173,463

             06. Balances and Transactions with related entities


Balances receivable in the Short-Term as of June 30, 2004 totaled Th Ch$ 3,715,261 (Th Ch$ 575,881 in 2003) which correspond mainly to a loan granted by the parent company to Metropolis-Intercom for Th Ch$ 2,704,725 at an annual interest rate of 3%, In addition to a loan granted by the subsidiary Ciecsa to Editorial Zig Zag for Th Ch$ 108,909 (Th Ch$ 164,226 in 2003) including interests, with maturity on June 2004 at an annual interest rate of 1%, and advertising sold by Red Televisiva Megavision S.A. to Metropolis-Intercom for Th Ch$ 120,361 (Th Ch$ 65,025 in 2003). The balance corresponds to invoicing receivable for Th Ch$ 781,266 (Th Ch$ 346,628 in 2003).

Balances payable in the short term totaled Th Ch$ 1,104,714 at June 30, 2004 (Th Ch$ 745,904 in 2003) mainly corresponding to commercial transactions under 90 days for Th Ch $ 297,574 (Th Ch$ 231,726 in 2003), and dividends payable to Majority shareholders for Th Ch$ 807,140 (Th Ch$ 514,178 in 2003).

In 2004 there is a balance registered under long-term accounts receivables for Th Ch$ 1,106,556 (Th CH$ 2,883 in 2003) corresponding to a loan granted by the parent company to Metropolis-Intercom S.A. for Th Ch$ 855,171 and to Inmobiliaria Monte Azul S.A. for Th Ch$ 247,128, the balance correspond to invoices totaling Ch Th$ 4,257 (Ch Th$ 2,883 in 2003).

CRISTALERIAS DE CHILE S.A.

NOTE 6 - BALANCE AND TRANSACTIONS WITH RELATED COMPANIES
DOCUMENTS AND ACCOUNTS RECEIVABLE

                                                                             Short Term                      Long Term
                                                                      ------------------------      --------------------------
   R.U.T.                           Company                           06-30-2004     06-30-2003     06-30-2004      06-30-2003
------------                -----------------------------------       ----------     ----------     ----------      ----------
89.150.900-6                Vina Los Vascos S.A.                           205,021        184,174               0              0
83.032.100-4                Serv. Y Consultorias Hendaya S.A.                3,308              0               0              0
90.684.000-6                Editorial Zig-Zag S.A.                         108,909        164,226               0              0
86.881.400-4                Envases CMF S.A.                                18,587         37,381               0              0
90.320.000-6                Cia. Electro Metalurgica S.A.                    2,683             81               0              0
96.539.380-3                Ediciones Financieras S.A.                           0          4,739               0              0
79.753.810-8                Claro y Cia.                                         0            376               0              0
96.787.775-1                Metropolis Intercom S.A.                     2,825,086         65,025         855,171              0
90.160.000-7                Sudamericana de Vapores S.A.                     1,769            125               0              0
96793770-3                  Ediciones Chiloe S.A.                                0              0           4,257          2,883
86963200-7                  Forus S.A.                                           0         34,228               0              0
78936090-1                  Inmob. Y Constructora Monte Azul S.A.                0              0         247,128
77489120-K                  Soc. Agr. Vinedos Collipeumo Ltda.               1,144              0               0              0
0-E                         Rayen Cura SAIC                                525,198         85,526               0              0

                            Total                                        3,691,705        575,881       1,106,556          2,883

CRISTALERIAS DE CHILE S.A.

NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES
DOCUMENTS AND ACCOUNTS PAYABLE

                                                                             Short Term                      Long Term
                                                                      ------------------------      --------------------------
   R.U.T.                           Company                           06-30-2004     06-30-2003     06-30-2004      06-30-2003
------------                -----------------------------------       ----------     ----------     ----------      ----------
90.320.000-6                Cia. Electro Metalurgica S.A.             443,096          339,257               0              0
83.032.100-4                Serv. Y Consultorias Hendaya S.A.         245,793           85,701               0              0
89.150.900-6                Vina Los Vascos S.A.                        4,048           10,587               0              0
79.753.810-8                Claro y Cia.                               27,703           36,098               0              0
96.539.380-3                Ediciones Financieras S.A.                    102            1,603               0              0
86.881.400-4                Envases CMF S.A.                          183,909          174,279               0              0
90.160.000-7                Cia. Sudamericana de Vapores S.A.           2,930            8,768               0              0
77.658.870-9                Marketing Meter Ltda.                           0              391               0              0
86.755.600-1                Inversiones Bayona S.A.                   118,251           89,220               0              0
92048000-4                  Sud Americana Agencias Maritimas S.A.      53,630                0               0              0
96787750-6                  Metropolis Intercom S.A.                       97                0               0              0
77489120-K                  Soc. Agr. Vinedos Collipeumo Ltda.         25,155                0               0              0

                            Total                                   1,104,714          745,904               0              0

CRISTALERIAS DE CHILE S.A.

NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES
TRANSACTIONS


                                                                                                06-30-2004           06-30-2003
                                                                                          --------------------    ------------------
                                                                Description of                       Effect on             Effect on
       Company                R.U.T.     Relationship            Transaction                Amount     Result      Amount    Result
--------------------       ------------  -----------------  ---------------------------   ---------  ----------   -------- ---------
Serv. Y Consultorias       83.032.100-4  Majority           Services received               648,344   -348,344     655,835  -655,835
Hendaya S.A.                             shareholder
                                         -                  Dividends paid                  228,310          0     613,337         0
                                         -                  Services supplied                 9,563      9,563      10,459    10,459
                                         -                  Products sold                       102         23          29        11
                                         -                  Services provided                36,866    -36,866           0         0
                                         -                  Payment made for own account          0          0      29,061   -29,061
Quemchi S.A.               96.640.360-8  Same Parent        Services rendered                 5,076      5,076       5,708     5,708
Rayen Cura S.A.I.C.        0-E           Indirect affiliate Direct sales                    115,741     34,269     123,648    34,289
Navarino S.A.              96.566.900-0  Same Parent        Services supplied                 5,062      5,062       5,074     5,074
Ediciones Financieras      96.793.77-3   Indirect affiliate Products sold                         0          0       3,563     1,341
S.A.                                     -                  Services purchased                2,318     -2,318         134      -134
                                         -                  Services received                     3         -3       3,770    -3,770
                                                            Advertising hired                   652       -652           0         0
                                                            Advertising                       5,592     -5,592      10,452   -10,452
                                         -                  Advertising hired                   652        652           0         0
Envases CMF S.A.           86.881.400-4  Affiliate          Materials purchased             291,293          0     268,390         0
                                         -                  Products sold                       195         44         119        44
                                         -                  Other sales                      32,860          0       7,048         0
Forus S.A.                 86.963.200-7  Indirect affiliate Advertising hired                 4,354     -4,354           0         0
                                         Indirect affiliate Advertising hired                 4,354      4,354     127,996   127,996
Vina Los Vascos S.A.       89.150.900-6  Indirect affiliate Direct sales                    394,495     96,946     299,626    69,379
                                         -                  Materials purchased              27,972          0      16,542         0
Cia. Sud-Americana de      90.160.000-7  Same Parent        Freight services received       110,545    -15,139     215,690   -21,365
Vapores S.A.                             -                  Other Sales                         197          0           0         0
                                         -                  Product sold                      1,085         247      4,005       753
Cia. Electro Metalurgica   90.320.000-6  Majority           Dividends paid                  875,556          0   2,352,111         0
S.A.                                     shareholder
                                         -                  Materials purchased               4,688          0       2,713         0
                                         -                  Other Sales                         491          0         399         0
                                         -                  Product sold                      2,385        543           0         0
                                         -                  Payment Made for own Account          0          0         282         0
Claro y Cia.               79.753.810-8  With the Chairman  Advice received                  69,471    -69,471      82,805   -82,805
                                         -                  Expenses reimbursement                0          0       9,953         0
                                         -                  Product sold                        197         45         378       213
Inversiones Bayona S.A.    86.755.600-1  Majority           Dividends paid                  237,684          0     638,519         0
                                         shareholder




Metropolis Intercom S.A.   96.787.750-6  Indirect affiliate Advertising hired               228,684    228,684     127,849   127,849
                                         -                  Payment Made for own Account          0          0         182      -182
                                         -                  Long Term Loan granted          855,171          0           0         0
                                         -                  Short Term Loan granted       2,704,725          0           0         0
                                         -                  Service Purchased                   152       -152           0         0
                                         -                  Building Rent                       762        762           0         0
                                         -                  Advertising services             15,144    -15,144       4,460    -4,460
                                         -                  Product sold                          0          0      10,917     4,059
Soc Agric. Cullipeumo      77489120-K    Indirect           Raw Material Purchased           46,070          0      25,762         0
Ltda.                                    -                  Product sold                        551        125           0         0
                                         -                  Expenses reimbursement              961          0           0         0
Sudamericana Agencias      92048000-4    Indirect           Freight services                 92,988    -92,988           0         0
Aereas y Maritimas S.A                   -                  Other Purchases                  10,864     -9,268           0         0

Carmen Luz Sanchez Guzman  5781266-4     Indirect           Raw Material Purchased           37,268          0      38,588         0
                                         -                  Expenses reimbursement            1,397          0           0         0
Inmob. Y Constructora      78936090-1    Affiliate          Loan granted                    247,128          0           0         0
Monte Azul S.A.

Empresa Editora S.A.       90684000-6    Indirect           Services Purchased                2,066     -1,852           0         0

                                07. Inventory


An itemized list of inventory, valued according to note 2 h), is presented on an attached chart.


CRISTALERIAS DE CHILE S.A.

NOTE 7 - INVENTORY (Consolidated)

                                                     2004             2003
                                                    Th Ch$           Th Ch$
                                                  ----------      -----------
Finished Products
* Cristalerias de Chile S.A.                       3,785,034        3,373,595
* S.A. Vina Santa Rita                            10,224,256        9,864,726
Subtotal Finished Products                        14,009,290       13,238,321

Raw Materials and Fuel
* Cristalerias de Chile S.A.                       1,195,803        2,031,456
* S.A. Vina Santa Rita                            27,645,841       23,396,665
Subtotal Raw Materials and Fuel                   28,841,644       25,428,121

Supply Materials and Parts
* Cristalerias de Chile S.A.                         899,181        1,054,862
* S.A. Vina Santa Rita                             1,133,231        1,251,235
Subtotal Supply Materials and Parts                2,032,412        2,306,097

Materials in Transit                               1,098,711          146,142

Red Televisiva Megavision S.A. (CIECSA S.A.)

* Foreign, taped, for broadcast                      813,230        3,095,915
* Domestic programming, to be broadcast              423,301          827,211

Subtotal Red Televisiva Megavision S.A.            1,236,531        3,923,126

Total                                             47,218,588       45,041,807

                     08.  Deferred taxes and income taxes


A) DEFERRED TAXES.

Accumulated balances of deferred taxes for temporary differences, and their composition in the income tax account for effects of fiscal year results and recognition of deferred taxes, are presented on the attached charts.

Amortization periods of deferred taxes have been estimated on average at 1 year for Short-Term Assets, 4 years for Long-Term Assets, and 14 years for Long-term Liabilities.


B) INCOME TAX

The Company and its subsidiary S.A. Vina Santa Rita, made tax provisions of 17% of taxable income subject to the First Category in 2004 and 16.5% for year 2003, in addition to 35% for the Single Income Tax under Art. 21, corresponding to 2004 and 2003 fiscal years.

The other consolidated subsidiaries maintain negative taxable income, therefore have not provisioned for this concept.

Credits against taxes are shown deducting the payable obligation.

The detail is the following:

                                                   2004               2003
                                                  Th Ch$             Th Ch$
                                               -----------         ----------
Fiscal year income tax reserve                 (2,713,307)          (910,536)
Single tax reserve                                 (7,024)            (4,880)
                                               -----------         ----------

SUB TOTAL                                      (2,720,331)          (915,416)


Credits:
Monthly reserve payments                         1,431,423          2,104,392
Training expenditures                               52,589             39,352
Fixed Assets credit                                 28,286             32,196
Donations                                            1,128              4,332
                                               -----------         ----------
CREDIT SUB TOTAL                                 1,513,426          2,180,272


Total Income Tax                               (1,206,905)          1,264,856


Income Tax to be Recovered                               0                  0

Other Taxes to be recovered:
VAT Fiscal Credit                                  594,268            550,651
Income tax credit, previous year                 2,093,170            233,536

TOTAL TAXES TO BE                              -----------         ----------
RECOVERED                                        1,480,533          2,049,043

C) TAXABLE INCOME FUND


The Company registered the following income balances to be distributed:

                                           2004 Th Ch$          2003 Th Ch$
                                           -----------          -----------
Generated as of 12.31.1983:                  1,930,833            1,930,833
Generated since 01.01.1984:
Without Credit                               1,943,098            1,080,718
With 10% First Category Credit                  22,785               22,875
With 15% First category Credit              84,552,274           87,651,560
With 15% Additional rate Credit                    722                  728
With 16% First Category Credit              14,535,934           16,256,265
With 16.5% First Category Credit             6,972,963            3,571,625
With 17% First Category Credit              10,955,060                    0
                                           -----------          -----------
SUB-TOTAL TAX INCOME                       118,982,836          108,583,771
Non-income revenues                          6,852,415            6,879,852
                                           -----------           ----------
TOTAL INCOME TO BE DISTRIBUTED             125,835,251          115,463,623

CRISTALERIAS DE CHILE S.A.

NOTE 8 - DEFERRED TAXES AND INCOME TAX
DEFERRED TAXES

                                                                           06-30-2004
                                                   ----------------------------------------------------------
                    Item                                Asset Deferred Tax             Liability Deferred Tax
                                                   --------------------------       --------------------------
                                                   Short term       Long Term       Short Term       Long Term
--------------------------------------------       ----------       ---------       ----------       ---------
            Temporary Differences
Reserve non-collectable accounts                      120,052               0                0                0
Prepaid Income                                        594,765               0                0                0
Vacation provision                                    165,972               0                0                0
Intangible Amortization                                     0               0                0                0
Leased assets                                               0               0                0                0
Manufacturing expenses                                      0               0                0                0
Depreciations fixed assets                                  0               0                0        8,725,309
Severance payments                                      2,088         155,299                0                0
Other events                                          104,236          20,991                0           74,722
Packaging reserve                                     215,059               0                0                0
Furnace repair provision                              339,507         358,000                0                0
Stock obsolescence provision                           82,354               0                0                0
Spare parts obsolescence provision                    103,850               0                0                0
Lower value sale of bonds                              97,863               0                0                0
Non realized profits                                   38,988          10,836                0                0
Other provisions                                      125,445               0                0                0
Direct labor                                           85,619               0                0                0
Accumulated depreciation automobiles                        0          19,288                0                0
Tax losses                                                  0       4,070,873                0                0
Goodwill bond placement                                     0               0           53,803          743,007
Prepaid expenses                                            0               0           50,645                0
Banking reserve                                        11,337               0                0           32,761
Fixed assets, molds                                         0               0                0          229,338
Commercial brands                                       1,560               0                0                0
Amortization commercial brands                              0               0                0                0
Expenses assetted                                           0               0          238,918                0
Deferred customs duties                                     0               0                0                0
Refractory Obsolence provision                              0               0                0                0
Other Expenses provision                                    0               0                0                0

Complementary accounts-net of amort.                    4,215       2,996,439                0        3,514,262

Valuation provision                                         0               0
Total                                               2,084,400       1,638,848          343,366        6,290,875


                                                                              06-30-2003
                                                    -----------------------------------------------------------
                    Item                                Asset Deferred Tax             Liability Deferred Tax
                                                    ---------------------------     ---------------------------
                                                    Short Term        Long Term     Short Term        Long Term
--------------------------------------------        ----------        ---------     ----------        ---------

            Temporary Differences
Reserve non-collectable accounts                       119,668               0               0                0
Prepaid Income                                         678,804               0               0                0
Vacation provision                                     143,682               0               0                0
Intangible Amortization                                      0               0               0                0
Leased assets                                                0               0               0                0
Manufacturing expenses                                       0               0               0                0
Depreciations fixed assets                                   0               0               0        8,394,482
Severance payments                                       1,973          37,924               0                0
Other events                                                 0               0               0                0
Packaging reserve                                      189,513               0               0                0
Furnace repair provision                                     0         568,415               0                0
Stock obsolescence provision                            61,997               0               0                0
Spare parts obsolescence provision                      97,887               0               0                0
Lower value sale of bonds                                    0               0               0                0
Non realized profits                                    84,333           2,840               0                0
Other provisions                                        75,533         110,194               0
Direct labor                                            21,631               0               0                0
Accumulated depreciation automobiles                         0          15,888               0                0
Tax losses                                                   0       4,324,563               0                0
Goodwill bond placement                                 74,901               0          54,019          799,844
Prepaid expenses                                             0               0          40,250                0
Banking reserve                                              0               0               0           44,588
Fixed assets, molds                                          0               0               0          270,444
Commercial brands                                            0               0               0                0
Amortization commercial brands                          35,562               0               0                0
Expenses assetted                                            0               0         343,167                0
Deferred customs duties                                  2,708             485               0           82,406
Refractory Obsolence provision                               0               0               0                0
Other Expenses provision                                     0               0               0                0

Complementary accounts-net of amort.                   170,633       3,635,942               0        3,657,401

Valuation provision                                          0               0
Total                                                1,417,559       1,424,367         437,436        5,934,363

CRISTALERIAS DE CHILE S.A.

NOTE 8 - DEFERRED TAXES AND INCOME TAX
INCOME TAX

                                                                                              06/30/2004       06/30/2003
                                                                                             -----------       -----------
                                                                                                 Th Ch$           Th Ch$
                                                                                             -----------       -----------
Current tax expense (tax provision)                                                           -2,720,331          -915,163
Adjustment tax expense (previous year)                                                                 0                 0
Effects from assets or liabilities, deferred year's tax                                          -21,828          -438,378
Tax benefit from tax losses                                                                            0                 0
Effect of amortiz. of supplementary accounts for deferred assets and liabilities                  71,448           -83,789
Effect on assets or liabilities from deferred tax from changes in assessment provision                 0                 0
Other charges or credits to the account                                                              687               139

Total                                                                                         -2,670,024        -1,437,191

       09. Short and Long-term Leasing Contracts and Assets for Leasing
             (Note required only for leasing companies defined in
                           Circular No.939 of 1990)



As of June 30, 2004 and 2003, no balances are included under this item.

                           10. Other current assets


As of June 30, 2004, this item includes investments in:

     a) Financial instruments with resale agreements for Th Ch$ 10,942,806 valued according to note 2 q).
     b)  Deferred expenses for bond placement of Th Ch$ 360,469
     c)  Th Ch$ 7,691 for bank reserve.
     d)  Th Ch$ 848 for other assets.

As of June 30, 2003, there were investments in:

     a) Financial instruments with resale agreements for Th Ch$ 10,300,334 valued according to note 2 q)
     b)  Deferred expenses for bonds placement for Th Ch$ 366,554
     c)  Th Ch$ 28,681 for bank reserve

    11. Information on operations of purchase agreements, sales agreements, sale with repurchase agreement, and purchase with resale agreement of titles or bearer securities


Information about these transactions is presented in attached charts.

NOTE 11 - INFORMATION ON PURCHASE COMMITMENT, SALE COMMITMENT, SALE WITH REPURCHASE AGREEMENTS AND PURCHASE WITH RESALE AGREEMENTS OPERATIONS OF TITLES AND BEARER SECURITIES

SALE WITH REPURCHASE OPERATIONS (VRC) AND PURCHASE WITH SALE (CRV) COMMITMENT OPERATIONS

              Dates
      ----------------------                                  Original       Price               Final                      Market
Code    Start        End              Counterpart             Currency        Set     Rate       Value      Instrument      Value
----  ----------  ----------   ----------------------------   --------     --------   ----     ---------    ----------    ---------
CRV   06.25.2004  07.01.2004   BCI  CB                          Pesos     1,000,000   0.15     1,000,300      BCP-PDBC    1,000,250
CRV   06.25.2004  07.02.2004   BCI  CB                          Pesos     1,650,000   0.15     1,650,578      BCP-PDBC    1,650,413
CRV   06.29.2004  07.05.2004   BCI  CB                          Pesos       450,000   0.15       450,135      BCP-PDBC      450,023
CRV   06.30.2004  07.05.2004   Santander Investment             Pesos       760,000   0.16       760,203      BCD-CERO      760,000
CRV   06.30.2004  07.06.2004   Santander Investment             Pesos     1,500,000   0.16     1,500,480    BCD-ZERO-PRD  1,500,000
CRV   06.30.2004  07.07.2004   Santander Investment             Pesos     1,490,000   0.16     1,490,556    BCO-ZERO-PRC  1,490,000
CRV   06.30.2004  07.07.2004   Santander Agente de Valores     Dollars      261,775   1.50       261,851    BCD-BCP-CHI     261,775
CRV   06.30.2004  07.01.2004   BCI  CB                          Pesos       250,000   0.16       250,013        PRD         250,000
CRV   06.30.2004  07.01.2004   BCI  CB                          Pesos       500,000   0.16       500,027        PRD         500,000
CRV   06.30.2004  07.02.2004   Inversiones Boston Corredores    Pesos       162,702   0.18       163,722        PRD         163,702
CRV   06.30.2004  07.02.2004   Inversiones Boston Corredores    Pesos       113,112   0.18       113,126        PRD         113,112
CRV   06.30.2004  07.02.2004   Inversiones Boston Corredores    Pesos        23,186   0.18        23,188        PRD          23,186
CRV   06.30.2004  07.01.2004   BCI  CB                          Pesos       249,000   0.16       249,013        PRD         249,000
CRV   06.30.2004  07.01.2004   BCI  CB                          Pesos       144,000   0.16       144,008        PRD         144,000
CRV   06.29.2004  07.23.2004   Banco Chile                      Pesos       280,000   0.15       280,336        PRBC        280,028
CRV   06.29.2004  07.23.2004   Banco Chile                      Pesos       280,000   0.15       280,336        PRBC        280,028
CRV   06.03.2004  07.15.2004   Banco Chile                      Pesos       315,000   0.15       315,236        PRBC        315,015
CRV   06.03.2004  07.15.2004   BCI                              Pesos       315,000   0.14       315,221        PRBC        315,015
CRV   06.29.2004  07.19.2004   Banco Santander                  Pesos       100,000   0.15       100,100        PRBC        100,010
CRV   06.30.2004  07.08.2004   Banco Santander                  Pesos       315,000   0.14       315,118        PRBC        315,015
CRV   06.30.2004  07.26.2004   Banco Santander                  Pesos       280,000   0.15       280,364        PRBC        280,014
CRV   02.27.2004  07.19.2004   Banco Santander                  Pesos       200,000   0.18       201,716        PRBC        201,500
CRV   06.03.2004  07.05.2004   Banco Santander                  Pesos       300,000   0.15       300,480        PRBC        300,420

                               12. Fixed Assets


Cristalerias de Chile S.A.:

The Fixed Assets are valued according to note 2 j), and the main goods included within this item as of June 30, 2004 and 2003 are detailed in the annexed chart.

The items that make up the Company's fixed assets as of June 30, 2004 and 2003 include mainly Land, Industrial Constructions, Infrastructure Works, Machinery, and Equipment distributed between the Padre Hurtado and other minor.


S.A.Vina Santa Rita

The increase in lands corresponds to the operation of exchange conducted between Vina Santa Rita S.A. and Empresa de Transportes y Excavaciones Limitada, (TRANSEX LTDA.)

TRANSEX LTDA. granted Vina Santa Rita two pieces of land that totalize 27,242.67 m2, and Vina Santa Rita S.A., in turn, granted TRANSEX LTDA. a piece of land of 30,983.35 m2, both located in Buin. The parts agreed the exchange price of Ch$ 269,000 (Two hundred and sixty nine million pesos).


Technical Reappraisal and Adjustment of Accounting Values:

The Company carried out a technical reappraisal of its fixed assets in 1979. On June 1986 it adjusted those assets. Both operations were carried out according to the provisions established in Circular Letters No. 1529 and No. 550 respectively of the Securities and Insurance Commission.

The effects of these operations, including write-offs of property, are shown on the attached chart.

Depreciations:

The charge against results for this item amounts Th Ch$ 7,743,099 in 2004 and Th Ch$ 7,057,014 in 2003.

The detail is shown on an attached chart.

CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES

NOTE 12 - FIXED ASSETS

                                                                2004                 2003
                                                                ThCh$               Th Ch$
                                                           ------------         ------------
Land
Land and Mining Properties                                   13,442,643           13,175,721
Subtotal Lands                                               13,442,643           13,175,721

Buildings and Infrastructure Projects
Hi rises and industrial buildings                            31,431,451           30,446,106
Installations                                                32,863,607           30,897,019
Residences                                                       26,423               26,396
Subtotal                                                     64,321,481           61,369,521

Depreciations
Accumulated                                                (21,914,857)         (18,943,856)
Fiscal year                                                 (1,531,160)          (1,484,511)
Subtotal Depreciations                                     (23,446,017)         (20,428,367)

Subtotal Constructions and Projects                          40,875,464           40,941,154

Machinery and Equipment
Machinery                                                    97,261,628           92,830,513
Furnaces                                                     46,747,917           46,597,914
Furniture and Furnishings                                     2,691,788            2,489,424
Tools                                                           723,600              631,308
Rolling Stock                                                   923,694              823,703
Subtotal                                                    148,348,627          143,372,862

Depreciations
Accumulated                                                (74,159,239)         (63,440,551)
Fiscal year                                                 (6,106,813)          (5,467,480)
Subtotal Depreciations                                     (80,266,052)         (68,908,031)

Subtotal Machinery and Equipment                             68,082,575           74,464,831

Other Fixed Assets
Spare parts                                                   5,917,908            5,373,156
Imports in transit                                              891,470               87,308
Work in progress                                              2,226,701            2,130,332
Lots in Pirque and Leyda                                        413,529              466,610
Deferred Customs Duties                                          98,012              340,223
Packages and Bundling                                           237,598              237,361
Other                                                         1,944,486            1,952,826

Subtotal Other Fixed Assets                                  11,729,704           10,587,816

Total Fixed Assets                                          237,842,455          228,505,920
Total Accumulated Depreciation                             (96,074,096)         (82,384,407)
Total Depreciation of the Period                            (7,637,973)          (6,951,991)
Total Net Fixed Assets                                      134,130,386          139,169,522

TECHNICAL REVALUATION AND ADJUSTMENT TO ACCOUNTING VALUES

                                                                2004                 2003
                                                                ThCh$               Th Ch$
                                                           ------------         ------------
Land
Land                                                            315,506              321,069
Subtotal net land and mining properties                         315,506              321,069

Buildings and Infrastructure Projects
High rises and industrial buildings                           6,302,652            6,290,431
Installations                                                    41,665               41,614
Subtotal Buildings                                            6,344,317            6,332,045

Accumulated Depreciation                                    (5,101,125)          (4,886,002)
Fiscal year depreciation                                      (105,126)            (105,022)
Subtotal depreciation                                       (5,206,251)          (4,991,024)

Subtotal Net Buildings                                        1,138,066            1,341,021

Machinery and Equipment
Machinery and Equipment                                               0            1,114,736

Depreciations                                                         0          (1,114,736)

Subtotal Machinery and Equipment                                      0                    0

Subtotal Net Technical Revaluation                            1,453,572            1,662,090

TOTAL REVALUED ASSETS                                         6,659,823            7,767,850
TOTAL ACCUMULATED DEPRECIATION                              (5,101,125)          (6,000,738)
TOTAL DEPRECIATION OF THE PERIOD                              (105,126)            (105,022)
TOTAL NET                                                     1,453,572            1,662,090

                    13. Sales transactions with leaseback


These type of transactions were not carried out as of June 30, 2004 and 2003.

                     14. Investments in related companies


According to Circular N. 1697 of the SVS, valuations of investments in related companies effected prior to January 2004 have been done using the Equity Method (VPP).

On the other hand, for investments in which participation is lower than 20%, the Equity Method (VPP) has been used, since they correspond to companies within the same business conglomerate and therefore significant influence over those companies exists.

This method consists in assigning the investment an equivalent value to the proportion that corresponds to the company in book value net worth of the issuer, and acknowledge proportionally the variations that this value experiments.

Investments in force as of June 30, 2004 and 2003 are detailed as follows:


METROPOLIS INTERCOM S.A.

On April 30, 2003 the shareholders of Metropolis -Intercom S.A. agreed to increase the capital of the company by issuing 3,923,834 shares at a price of Ch$ 1,256.67 each, which represented Th CH$ 4,931,000. This increase was subscribed 50% by Cristalchile Comunicaciones S.A., and the other 50% by Liberty Comunicaciones de Chile Uno Ltda.

The payment of this subscription was made by de subsidiary Cristalchile Comunicaciones S.A. on September 29, 2003, paying 1,961,917 shares for a value of Th CH$ 2,462,794.

With this purchase the subsidiary participates directly in a 2.205% and indirectly in 47.795% in the net worth of Metropolis-Intercom S.A.


CIECSA S.A.

On August 26, 2003 the shareholders of this subsidiary agreed to increase capital of the company by issuing 36,400,000 shares, equivalent to Th Ch$ 910,000, which were subscribed and paid in their totality by Cristalerias de Chile S.A.

Such capital increase allowed CIECSA S.A. to complete financing to pay the balance of Th US$ 2,100 owed to Televisa S.A., from the purchase of 7,885,472 shares of Megavision S.A., made in August, 2002.


MEGAVISION S.A.

On August 27, 2002, the subsidiary CIECSA purchased from Televisa S.A. 7,885,472 shares of Megavision, corresponding to the totality of the participation that Televisa S.A. held in that company.

The price of the transaction of shares of Televisa S.A. in Megavision was of US$4,200,000, equivalent to US$ 0.532625 per share. The parties agreed that the price would be paid with US$ 2,100,000 in cash, which was paid in 27 August, 2002 and the balance to be paid in August 27, 2003.

On the other hand CIECSA S.A. sold to the related company Servicios y Consultorias Hendaya S.A. 3,600 shares of Megavision S.A. at the cost of US$
0.532625 per share.

As a result of these transactions, participation of CIECSA in the equity of Megavision reached 99.99%


EDICIONES CHILOE S.A.

On an extraordinary meeting held on September 27, 2003, the shareholders of Ediciones Chiloe agreed to increase its capital by Th Ch$ 684,308, issuing 1,500,395 shares, which were subscribed both by CIECSA S.A. and Recoletos Chile Ltda.

From the latter are 135,030 subscribed shares outstanding payment, for which the final date expires on September 2004.

INMOBILIARIA MONTE AZUL S.A.

On May 14, 2004, Cristalchile S.A. paid its subsidiary Constructora Apoger the sum of Th Ch$ 196 corresponding to 49% of the rights of the company; with this contribution the participation in the affiliate reached to 50% as of June 30, 2004 (no effect on results).


INVESTMENTS ABROAD
------------------

RAYEN CURA S.A.I.C.

On January 31, April 25 and June 30, 2003, Rayen Cura S.A.I.C. carried out repayment of part of a capital increase paid on April 29, 2002. Reimbursed amounts totaled Th US$ 2,600.

On June 30, 2004 the Board of Rayen Cura approved the reimbursement of part of the irrevocable contributions subscribed and paid on April 29, 2002. The amount of that reimbursement was US$ 1,500,000, of which US$ 600,000 will be received by Cristalchile Inversiones S.A., equivalent to 40% of its contribution (provisioned and paid on July 1, 2004).


As of June 30, 2004 the financial statements of Rayen Cura S.A.I.C. recognize an exchange rate of $ 2.94 Argentine pesos per US Dollar. CristalChile Inversiones S.A., in turn, has adjusted the financial statemens of Rayen Cura S.A.I.C. in order to recognize the variation from $2.91 (exchange rate at December 31, 2003) and $2.94 (exchange rate at June 30, 2004) Argentine pesos per US dollar.

For the effect of results of this affiliate and the conversion of financial statements of Rayen Cura S.A.I.C., according to the chilean normative, CristalChile Inversiones S.A., has recognized a Th Ch$ 548,441 income during the first half of 2004 and a Th Ch$ 742,704 income as of June 30, 2003.

On the other hand, the variation of the dollar exchange rate in Chile during the first half of 2004, originated in the investment in Rayen Cura S.A.I.C. and for the negative goodwill produced by the purchase of shares of that company, a Th Ch$ 1,026,122 credit. In 2004 (Th Ch$ 723,786 charge in 2003), to Other Equity Reserves account.

As stipulated in Technical Bulletin No. 64 of the Accountants Association of Chile A.G., the following information related to investments abroad is presented:

                                                  2004                 2003
                                                  Th$                  Th$
                                              ----------           -----------
CristalChile Inversiones's stake in
Rayen Cura S.A.I.C.                           12,955,478           13,724,552
Negative goodwill (net of amortization)        4,373,151            5,150,694
                                              ----------           -----------
TOTAL                                         17,328,629           18,875,246
                                              ==========           ===========

Devaluation loss                             (2,319,270)           (1,754,398)
Accrued Income (loss)                           548,441               742,704
Potentially remesable income                       0                     0

The investment in Rayen Cura S.A.I.C. is controlled in Dollars of the United States of America.

The subsidiary Cristalchile Inversiones S.A., does not register liabilities that have been specifically designated and accounted as coverage instruments of the investment abroad.

CRISTALERIAS DE CHILE S.A.
NOTE 14- INVESTMENTS IN RELATED COMPANIES

BREAKDOWN OF INVESTMENTS

                                                                               Shareholder               Company
                                                 Investment                   (Percentage)                Equity
                                     --------------------------------   ----------------------    ------------------------
                                      Country
                                         of      Control    Number of
   R.U.T.          COMPANY             Origin    Currency    Shares      06-30-2004  06-30-2003    06-30-2004    06-30-2003
------------    -------------------  ---------   -------- ------------  -----------  ----------   -----------   -----------

78.619.410-5    Cordillera             Chile      Peso              0      50.00000    50.00000   125,572,632   139,822,130
                Comunicaciones
                Holding

78.619.370-2    Cordillera             Chile      Peso              0       0.00000     0.00000   126,203,650   140,524,754
                Comunicaciones Ltda.

89.150.900-6    Vina Los Vascos S.A.   Chile      Peso     60,000,000      43.00000    43.00000    14,220,467    12,890,919

90.684.000-6    Editorial Zig-Zag      Chile      Peso    114,596,213      49.00000    49.00000       751,732       559,632
                S.A.

96.793.770-3    Ediciones Chiloe       Chile      Peso      1,570,146      50.00000    50.00000     1,342,768     1,455,745
                S.A.

96.826.870-8    Inmobiliaria Don       Chile      Peso          3,817       0.00000    38.00000             0            37
                Alberto S.A.

86.881.400-4    Envases CMF S.A.       Chile      Peso         28,000      50.00000    50.00000    32,276,385    33,753,421

96806690-0      Proser S.A.            Chile      Peso             50       0.00000     0.00000       -12,200       -12,273

96787750-6      Metropolis Intercom    Chile      Peso      1,961,918       2.00000     0.00000    70,969,345    76,664,874
                S.A.

78936090-1      Inmob. Y               Chile      Peso             50      50.00000     0.00000        -1,052             0
                Constructora Monte
                Azul S.A.

0-E             Rayen Cura S.A.I.C   Argentina   Dollar     1,376,000      40.00000    40.00000    32,388,695    34,311,379


                                                 Net                     Result of
                                               Income                     Accrual                        VPP
                                      ------------------------    -----------------------     ------------------------
   R.U.T.          COMPANY              06-30-2004  06-30-2003    06-30-2004   06-30-2003     06-30-2004    06-30-2003
------------    -------------------   ------------  ----------    ----------   ----------     ----------    ----------

78.619.410-5    Cordillera             -7,740,034   -6,898,348    -3,870,016   -3,449,175     62,786,316    69,911,067
                Comunicaciones
                Holding

78.619.370-2    Cordillera             -7,778,929   -6,933,013       -19,447      -17,332        315,509       351,312
                Comunicaciones Ltda.

89.150.900-6    Vina Los Vascos S.A.     631,177       928,960       271,406      399,452      6,114,801     5,543,096

90.684.000-6    Editorial Zig-Zag        -80,434      -222,992       -42,208     -111,268        375,220       279,239
                S.A.

96.793.770-3    Ediciones Chiloe        -142,724      -184,682       -71,362      -92,340        671,384       727,873
                S.A.

96.826.870-8    Inmobiliaria Don               0             2            0             1              0            14
                Alberto S.A.

86.881.400-4    Envases CMF S.A.         298,319     1,216,701      149,159       608,349     16,138,193    16,876,710

96806690-0      Proser S.A.                   98           135            0             0            -61           -61

96787750-6      Metropolis Intercom   -5,961,766    -4,843,208     -131,436             0      1,564,973             0
                S.A.

78936090-1      Inmob. Y                  -1,654             0         -827             0           -526             0
                Constructora Monte
                Azul S.A.

0-E             Rayen Cura S.A.I.C      1,371,101    1,856,761      548,441       742,704     12,955,478    13,724,552

                TOTAL                                                                        100,921,287   107,413,802

                                                Not                      Investment
                                          Realized Result                Book value
                                      ----------------------      -------------------------
   R.U.T.          COMPANY            06-30-2004   06-30-2003     06-30-2004     06-30-2003
------------    -------------------   ----------   ----------     ----------     ----------

78.619.410-5    Cordillera                     0            0     62,786,316      69,911,067
                Comunicaciones
                Holding

78.619.370-2    Cordillera                     0            0        315,509         351,312
                Comunicaciones Ltda.

89.150.900-6    Vina Los Vascos S.A.           0            0      6,114,801       5,543,096

90.684.000-6    Editorial Zig-Zag              0            0        375,220         279,239
                S.A.

96.793.770-3    Ediciones Chiloe         157,314      197,757        514,070         530,116
                S.A.

96.826.870-8    Inmobiliaria Don               0            0              0              14
                Alberto S.A.

86.881.400-4    Envases CMF S.A.               0            0     16,138,193       6,876,710

96806690-0      Proser S.A.                    0            0            -61             -61

96787750-6      Metropolis Intercom            0            0      1,564,973               0
                S.A.

78936090-1      Inmob. Y                       0            0           -526               0
                Constructora Monte
                Azul S.A.

0-E             Rayen Cura S.A.I.C             0            0     12,955,478      13,724,552

                TOTAL                    157,314      197,757    100,763,973     107,216,045

                      15. Investments in other companies


Investments in other companies that totaled Th Ch$ 788,803 as of June 30, 2004 (Th Ch$ 831,373 in 2003) are shown on attached charts.


CRISTALERIAS DE CHILE S.A.
NOTE 15 - INVESTMENTS IN OTHER COMPANIES


                                                 Number of     Shareholding              Book Value
    R.U.T.                Company Name            Shares       (Percentage)      06-30-2004     06-30-2003
------------         --------------------       ----------     ------------      ----------     ----------
96.895.100-9         Internet Holding S.A.        57,104          7.4200           180,457      223,634
0-E                  Bazuca.com Inc.             266,500          7.8900           608,346      607,739

                          16. Goodwill Amortization


NEGATIVE GOODWILL

Stock purchases made in different periods of S.A. Vina Santa Rita, Vina Los Vascos S.A., Ciecsa S.A., Ediciones Financieras S.A., and Rayen Cura S.A.I.C. have produced negative goodwill whose net balance to be amortized as of June 30, 2004 reached Th Ch 8,995,298 (Th Ch$ 9,364,453 in 2003).


POSITIVE GOODWILL

As of June 30, 2004 and 2003 the Company and subsidiaries do not show any balance for this item.

More detail is shown in the attached chart.

CRISTALERIAS DE CHILE S.A.
NOTE 16 - GOODWILL ON INVESTMENTS


NEGATIVE GOODWILL                                                    06-30-2004                            06-30-2003
-----------------                                       -----------------------------        --------------------------------
R.U.T.           Company Name
------          --------------
                                                        Amount Amortiz.      Goodwill         Amount Amortiz.        Goodwill
                                                          this period         Balance           this period          Balance
                                                          -----------         -------           -----------          -------

99.999.999-9     Rayen Cura S.A.                         143,382             4,373,151             158,483           5,150,694
86.547.900-K     S.A. Vina Santa Rita                     25,288               538,221              25,264             588,212
96.608.270-4     Ciecsa S.A.                              61,103             1,283,153              61,042           1,403,959
89.150.900-6     Vina Los Vascos S.A.                     44,792             1,133,275              44,785           1,200,009
90.684.000-6     Empresa Editoria Zig-Zag S.A.             3,201               100,020               3,198             106,316
79.952.350-7     Red Televisiva Megavision S.A.           26,844               862,487              26,817             915,263
96787750-6       Metropolis Intercom S.A.                 18,311               704,991                   0                   0
                 TOTAL                                   322,921             8,995,298             319,589           9,364,453

                               17. Intangibles


The following values are included in this item:

                                                Th Ch$             Th Ch$
                                                 2004                2003
                                                 ----                ----

Concession of Channel 9
frequency and regional network              10,261,701         10,251,480
Trademarks                                   1,651,835          1,622,598

TOTAL INTANGIBLES                           11,913,536         11,874,078
                                            ==========         ==========
ACCUMULATED AMORTIZATIONS

From Channel 9 Frequency                    (1,057,456)          (900,130)
From Trademarks                               (268,512)          (209,189)

TOTAL AMORTIZATIONS                         (1,325,968)        (1,109,319)
                                             =========         ==========


                              18. Other (Assets)


As of June 30, 2004 and 2003 its composition is the following:


                                                        2004            2003
                                                       Th Ch$          Th Ch$
                                                     ---------       ---------

Celulosa Arauco bonds (*)                            8,539,146       9,375,162
Price differential bond acquisition(*)                  22,801         199,477
Negative goodwill Bond Placement (Net)               2,971,837       3,316,538
Expenses of bond placement                             971,261       1,141,134
Bank Reserve                                                 0           9,627
Foreign programs to be exhibited over
a year from the present                                649,332         791,556
Long-Term Tax VAT Vina Dona Paula (**)                 535,423         395,738
Presumed Minimum Income Tax                             45,885          40,928
Other                                                   27,831          62,409
                                                    ----------      ----------
Total                                               13,763,516      15,332,569
                                                    ==========      ==========



(*) Investment in Celulosa Arauco bonds equivalent to US$13,420,000 at an annual rate of 6.95% and maturity on September 15, 2005. Th Ch$ 22,801 correspond to price differential paid in the acquisition of Celulosa Arauco bonds which will be amortized in the same term of the bonds due date.

Considering that there is the intention of maintaining the Celulosa Arauco and Constitucion S.A. bonds until their maturity date on September 15, 2005, the valuation and registration of the bonds fulfills the provisions in Circular Letter No. 368 of the S.V.S., as Long-term Fixed Rate Instruments.


(**) Corresponds to long term taxes to recover of Vina Dona Paula S.A., Mendoza, Argentina.

       19. Short-term obligations with banks and financial institutions

A detailed list of operations is shown on the attached chart.

CRISTALERIAS DE CHILE S.A.
NOTE 19- OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS, SHORT TERM

                                                                            Type of Currency and Readjustment Index
                                                -----------------------------------------------------------------------------
                       Bank or Financial                                                                      Other Foreign
   R.U.T.              Institution                       Dollars              Euros              Yen            Currencies
------------    ----------------------------    -----------------------  ----------------   --------------   ---------------
                                                06-30-2004   06-30-2003   06-30-    06-30-  6-30-   06-30-   06-30-   06-30-
                                                                           2004     2003    2004    2003     2004     2003
Short term (code: 5.21.10.10)
0-E             Banco Regional de Cuyo                   0            0      0        0         0       0      6,968     19,951
                Other                                    0            0      0        0         0       0          0          0
                TOTAL                                    0            0      0        0         0       0      6,968     19,951

                Amount capital due                       0            0      0        0         0       0      6,824     19,747

                Annual average interest rate          0.00         0.00   0.00     0.00      0.00    0.00       2.48       2.37

Long Term - Short Term (code: 5.21.10.20)
97.008.000-7    Citibank NA                        987,097    1,947,699      0        0         0       0          0          0
97.030.000-5    Banco Estado                             0            0      0        0         0       0          0          0
97.018.000-1    Scotiabank Sudamericano                  0            0      0        0         0       0    411,414    424,107
97.006.000-6    Banco Credito e Inversiones              0            0      0        0         0       0    170,317    172,389
97.004.000-4    Banco de Chile                           0            0      0        0         0       0    123,590    298,827
97.036.000-K    Banco Santander Chile                    0            0      0        0         0       0    502,917    512,917
0-E             JP Morgan Chase Bank               139,500      156,829      0        0         0       0          0          0
0-E             Banco Argentaria                   233,517      258,989      0        0         0       0          0          0
                Other                                    0            0      0        0         0       0          0          0
                TOTAL                            1,360,114    2,363,517      0        0         0       0  1,208,238  1,408,240
                                                                                                           1,161,784  1,332,520
                Amount capital due               1,214,986    1,222,276      0        0         0       0          0          0
                Average annual interest rate          1.91         1.85   0.00     0.00      0.00    0.00       2.88       5.39
                       Percentage oblig. foreign curr. (%)      48.0000
                          Percentage oblig. localcurr. (%)      52.0000





                                                 Type of Currency and
                                                 Readjustment Index
                                                --------------------------
                                                          U.F.                Non adjustable $               Total
                       Bank or Financial        ------------------------  -----------------------  ------------------------
   R.U.T.              Institution              06-30-2004    06-30-2003  06-30-2004   06-30-2003   06-30-2003   06-30-2003
------------    ----------------------------    ----------    ----------  ----------   ----------   ----------   ----------
Short term (code: 5.21.10.10)
0-E             Banco Regional de Cuyo                   0           0           0             0       6,968        19,951
                Other                                    0           0           0             0           0             0
                TOTAL                                    0           0           0             0       6,968        19,951

                Amount capital due                       0           0           0             0       6,824        19,747

                Annual average interest rate          0.00        0.00        0.00          0.00           0             0

Long Term - Short Term (code: 5.21.10.20)
97.008.000-7    Citibank NA                              0           0           0             0     987,097     1,947,699
97.030.000-5    Banco Estado                             0           0     265,573       267,166     265,573       267,166
97.018.000-1    Scotiabank Sudamericano                  0           0           0             0     411,414       424,107
97.006.000-6    Banco Credito e Inversiones              0           0           0             0     170,317       172,389
97.004.000-4    Banco de Chile                           0           0           0             0     123,590       298,827
97.036.000-K    Banco Santander Chile                    0           0           0             0     502,917       512,917
0-E             JP Morgan Chase Bank                     0           0           0             0     139,500       156,829
0-E             Banco Argentaria                         0           0           0             0     233,517       258,989
                Other                                    0           0           0             0           0             0
                TOTAL                                    0           0     265,573       267,166   2,833,925     4,038,923
                                                         0           0     264,375       265,961   2,641,145     2,820,757
                Amount capital due                                                             0
                Average annual interest rate          0.00        0.00        4.94          4.94        0.00          0.00


                        20. Other Current Liabilities


As of June 30, 2004 and 2003 there is a balance of Th Ch$ 1,920,957 and Th Ch$ 5,945,646 respectively under "Other Current Assets", corresponding to differences in favor of financial institutions for foreign currency future contracts subscribed by the Parent Company and the subsidiaries S.A. Vina Santa Rita and Ciecsa S.A. (see note No. 34).

       21. Long-term obligations with banks and financial institutions


The obligations with banks and financial institutions are presented on the charts attached.

CRISTALERIAS DE CHILE S.A.
NOTE 21: LONG-TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS

                          Institution                                                  Years of Maturity

                ---------------------------   ----------------------------------------------------------------------
                          Bank or               Currency     More than 1     More than 2   More than 3   More than 5
                         Financial             adjustment      up to 2         up to 3       up to 5      up to 10
    R.U.T.               Institution             index        Thou Ch$       Thou Ch$      Thou Ch$      Thou Ch$
------------    ---------------------------   -----------    ----------       --------       --------      --------
0-E             Banco Regional de Cuyo        Other                18,244        29,843        10,506             0
                                              currency
97.030.000-7    Banco Estado                  Non-adjustment      266,172       132,188             0             0
97.036.000-K    Banco Santander Santiago      UF                  460,538       460,538       230,269             0
97.018.000-1    Banco Scotiabank              UF                  408,324       408,324       408,324             0
0-E             J.P. Morgan Chase Bank        Dollars           7,953,750    15,907,500     7,953,750             0
90.008.000-K    Citibank N.A.                 Dollars                   0             0             0             0
97.006.000-6    Banco Credito e Inversiones   UF                  127,612             0             0             0
97.004.000-5    Banco de Chile                UF                  122,773       122,773       245,546             0
0-E             Banco Argentaria              Dollars                   0             0             0             0

                  Total                                         9,357,413    17,061,166     8,848,395             0
Percentage of obligations in foreign currency                    90.0000%
Percentage of obligations in local currency                      10.0000%


                          Institution                                             Closing date           Closing date
                                             Years of Maturity                   Current period        Previous period
                                             ------------------    --------------------------------   ----------------
                --------------------------   More than 10 years    Total Long-          Annual        Total Long-
                          Bank or            ------------------    Term at closing      average       Term at closing
                         Financial            Amount     Period      of Financial       interest        of Financial
    R.U.T.               Institution         Thou Ch$                Statements          rate           Statements
------------    ---------------------------  --------   -------    -------------      ------------     ----------
0-E             Banco Regional de Cuyo              0         0          58,593              2.48            73,391

97.030.000-7    Banco Estado                        0         0         398,360              4.94           667,917
97.036.000-K    Banco Santander Santiago            0         0       1,151,345      TAB 180+1.05         1,616,286
97.018.000-1    Banco Scotiabank                    0         0       1,224,972       TAB 180+1.1         1,637,756
0-E             J.P. Morgan Chase Bank              0         0      31,815,000              2.05        35,165,736
90.008.000-K    Citibank N.A.                       0         0               0                 0         1,089,312
97.006.000-6    Banco Credito e Inversiones         0         0         127,612       TAB 90+1.05           298,576
97.004.000-5    Banco de Chile                      0         0         491,092      TAB 180+1.05         1,231,076
0-E             Banco Argentaria                    0         0               0                 0           258,989

                  Total                             0                35,266,974                          42,039,039

                22. Short-term and long-term obligations with
                    the public (promissory notes and bonds)



The balance for the short-term as of June 30 2004 was Th Ch$ 1,740,471 (Th Ch$ 1,735,084 in 2003), corresponding to accrued interests for bonds issued by the Parent Company and the subsidiary S.A. Vina Santa Rita.

As of June 30, 2004, there are long-term obligations with the public for Th Ch$ 90,179,235 (Th Ch$ 90,425,569 in 2003), of which Th Ch$ 69,761,295 (Th Ch$
69,951,855 in 2003) correspond to bonds issued in UF's, by the Company, series C1, C2, D1, D2 and Th Ch$ 20,417,940 (Th Ch$ 20,473,714 in 2003) correspond to bonds series C and D issued by the subsidiary S.A. Vina Santa Rita.

This liability is shown in detail in the annex.

Cristalerias de Chile S.A.

NOTE 22: SHORT-TERM AND LONG-TERM OBLIGATIONS WITH PUBLIC (PROMISSORY NOTES AND BONDS)

                                                          BONDS
------------------------------------------------------------------------------------------------------------------------------------
                                                                                  INSTALLMENTS
 REGISTRATION OR                 CURRENT                                     ----------------------        PAR VALUE         ISSUE
IDENTIFICATION NO.               DEPOSIT     INDEXING   INTEREST   FINAL     INTEREST   AMORTIZATION --------------------  IN CHILE
  OF INSTRUMENT      SERIES     FACE VALUE UNIT OF BOND   RATE    MATURITY    PAYMENT     PAYMENT    06-30-2004 06-30-2003 OR ABROAD
----------------- ------------- ---------- ------------ -------- ---------- ----------- -----------  ---------- ---------- ---------

LONG-TERM BONDS-CURRENT PORTION
  296-09.07.02     C1 Interests     0           UF        4.75   07-15-2004 SEMI-ANNUAL  SEMI-ANNUAL    555,855     554,036  LOCAL
  296-09.07.02     C2 Interests     0           UF        4.75   07-15-2004 SEMI-ANNUAL  SEMI-ANNUAL    185,285     184,678  LOCAL
  296-09.07.02     D1 Interests     0           UF        5.80   07-15-2004 SEMI-ANNUAL  SEMI-ANNUAL    857,555     854,748  LOCAL
  296-09.07.02     D2 Interests     0           UF        5.80   07-15-2004 SEMI-ANNUAL  SEMI-ANNUAL     90,269      89,974  LOCAL
  241-15.12.00     C1 Interests     0           UF        6.29   12-15-2004 SEMI-ANNUAL  SEMI-ANNUAL      8,585       8,608  LOCAL
  241-15.12.00     D1 Interests     0           UF        6.29   12-15-2004 SEMI-ANNUAL  SEMI-ANNUAL      4,292       4,304  LOCAL
  241-15.12.00     D2 Interests     0           UF        6.29   12-15-2004 SEMI-ANNUAL  SEMI-ANNUAL     38,630      38,736  LOCAL
    TOTAL CURRENT PORTION                                                                             1,740,471   1,735,084

LONG-TERM BONDS
  296-09.07.02         C1        1,500,000      UF        4.75   07-15-2008 SEMI-ANNUAL  SEMI-ANNUAL 25,522,425  25,592,142  LOCAL
  296-09.07.02         C2          500,000      UF        4.75   07-15-2008 SEMI-ANNUAL  SEMI-ANNUAL  8,507,475   8,530,714  LOCAL
  296-09.07.02         D1        1,900,000      UF        5.80   07-15-2023 SEMI-ANNUAL  SEMI-ANNUAL 32,328,405  32,416,713  LOCAL
  296-09.07.02         D2          200,000      UF        5.80   07-15-2023 SEMI-ANNUAL  SEMI-ANNUAL  3,402,990   3,412,286  LOCAL
  241-15.12.00         C1          200,000      UF        6.29   12-15-2005 SEMI-ANNUAL  SEMI-ANNUAL  3,402,990   3,412,286  LOCAL
  241-15.12.00         D1          100,000      UF        6.29   12-15-2021 SEMI-ANNUAL  SEMI-ANNUAL  1,701,495   1,706,143  LOCAL
  241-15.12.00         D2          900,000      UF        6.29   12-15-2021 SEMI-ANNUAL  SEMI-ANNUAL 15,313,455  15,355,285  LOCAL
    LONG-TERM TOTAL                                                                                  90,179,235  90,425,569


23.  Provisions and Write-Offs


Provisions:

As of June 30, 2004 the balance for short-term provisions amounted to Th Ch$ 17,245,411, and Th Ch$ 12,045,713 in 2003.

Long-term provisions amounted to Th Ch$ 6,417,630 and Th Ch$ 7,578,301 in 2004 and 2003, respectively.

Bad Debt Provisions:

The Parent Company and the subsidiaries S.A. Vina Santa Rita and Ciecsa S.A. have established a bad debt provision of Th Ch$ 706,185 and Th Ch$ 708,162 as of June 30, 2004 and 2003, respectively.

This provision is deducted from the balance of Debtors from Sales and Documents Receivable.

Vacation Provision:

The Company and its subsidiaries have established provisions for the totality of the cost of vacations pending as of June 30, 2004 and 2003, as established in Technical Bulletin No. 47 of the Accountants Association of Chile A.G.

The net balance for this item is Th Ch$ 979,703 as of June 30, 2004 (Th Ch$ 861,509 in 2003).

Provision for Furnace Reconstruction:

This reserve is established throughout the useful life of the refractants of each smelting furnace so their repair will not distort the result of the fiscal year when the repairs are made.

The Company has established a reserve in the amount of Th Ch$ 4,194,934 and Th Ch$ 3,441,104 as of June 30, 2004 and 2003, respectively.

Detail is shown in the attached chart.

CRISTALERIAS DE CHILE S.A.
NOTE 23: PROVISIONS AND WRITE-OFFS
                                                06-30-2004       06-30-2003
                                                 Thou Ch$         Thou Ch$
                                                ----------       ----------
Short Term
Commissions and Fees                             2,630,469        2,629,348
Furnace reconstruction                           1,997,982                0
Share of Board of Directors                        356,078          166,756
Legal holidays                                     979,703          861,509
Local and foreign suppliers                        896,398        1,357,361
Packing return to clients                        1,265,054        1,125,820
Spareparts reserve                                 438,189          449,065
Informative services                                12,599                0
Advertising and marketing                        1,026,940          320,093
Copyright                                           55,836           53,677
Severance payments                                 185,502          183,430
Advertising Agency Commmission                     624,677          605,547
Reserve indirect cost                              492,914          463,355
Severance Legal provision                           77,432           67,575
Loss Reserve exported products                      86,749          105,497
Grape harvest expenses                           4,891,034        2,742,564
Other reserves                                   1,227,855          914,116

TOTAL                                           17,245,411       12,045,713

Long Term
Severance payment                                4,220,678        4,137,197
Furnace reconstruction                           2,196,952        3,441,104

TOTAL                                            6,417,630        7,578,301

                             24. Severance Payment


The Parent Company has effected a serverance provision which is included at its current value, as expressed in note 2 t). As of June 30, 2004 the provision amounts to Th Ch$ 4,406,180 (Th Ch$ 4,320,627 in 2003).

As of June 30, 2004, the Parent Company paid severance payments with charge to the provision of Th Ch$ 135,042 (Th Ch$ 34,375 in 2003).

                        25. Other long-term liabilities


As of June 30, 2004 and 2003 there are no balances for this item.

                             26. Minority interest


The subsidiaries that generate minority interests as of June 30, 2004 and 2003 are shown on the attached chart.

CRISTALERIAS DE CHILE S.A.
NOTE 26: MINORITY INTEREST

                                               NET WORTH                     RESULTS              SHAREHOLDING
                                          ----------------------     -----------------------     --------------
                                           Thou Ch$    Thou Ch$       Thou Ch$    Thou Ch$         %       %
                                          ----------  ----------     ----------  -----------     ------  ------
          SUBSIDIARY COMPANY                 2004        2003           2004        2003          2004    2003
------------------------------------      ----------  ----------     ----------  -----------     ------  ------

S.A.Vina Santa Rita and subsidiaries      38,751,342  37,139,291     (1,631,768) (1,323,956)      45.90   45.90
CIECSA and subsidiaries                      384,027     280,101        (68,169)     (9,172)       1.55    1.64
Apoger S.A.                                      730       1,098            216         142       20.00   20.00
Cristalchile Comunicaciones S.A.               1,198       1,388             75          68       0.002   0.010

TOTAL                                     39,137,297  37,421,878     (1,699,646) (1,332,917)


                             27. Changes in Equity


a.  Activity in 2004 and 2003

The activity of the capital and reserve accounts in the fiscal years ended on June 30, 2004 and 2003, are shown in the attached charts.

b.  Other Reserves

The detail of this item is as follows:

                                                    2004             2003
                                                    ThCh$           ThCh$
                                                  ---------       ---------

Future capital increases                          4,564,803       4,376,765
Reserve for adjustment to the
  value of fixed assets                           1,453,572       1,635,616
Adjustment for conversion difference in
  the investment in Rayen Cura S.A.I.C.           1,481,022       3,142,699
                                                 ----------       ---------

TOTAL OTHER RESERVES                              7,499,397       9,155,080
                                                 ==========       =========

CRISTALERIAS DE CHILE S.A.
NOTE 27: CHANGES IN NET WORTH


                                          Reserve     Premium                Reserve                               Devel.   Fiscal
                             Paid-in      capital     in sale     Other      Future     Accumulated  Provisional   Period    Year
        ITEM                 Capital    revaluation  of shares   Reserves    Dividends    Results     Dividends    Deficit  Result
-------------------------   ----------  -----------  ----------  ---------  ----------- ------------ -----------  -------- ---------

Balances as of 06/30/2004

Initial balance             65,396,749          0    27,874,377  6,421,900  123,160,119    6,426,520     -958,080     0           0
Distribution result
 previous fiscal year                0          0             0          0    5,468,440   -6,426,520      958,080     0           0
Final dividend previous
  fiscal year                        0          0             0          0   -1,612,800            0            0     0           0
Capital increases with
  cash stock issue                   0          0             0          0            0            0            0     0           0
Reserves and/or Profits
  Capitalization                     0          0             0          0            0            0            0     0           0
Development period
  Accumulated deficit                0          0             0          0            0            0            0     0           0
Accumulated conversion
  difference adjustment              0          0             0  1,026,122            0            0            0     0           0
Owner's equity Revaluation           0    523,174       222,995     51,375    1,014,514            0            0     0           0
Fiscal Year Result                   0          0             0          0            0            0            0     0   7,125,275
Interim Dividends                    0          0             0          0            0            0   -1,280,000     0           0
Final balances as
  of 06/30/2004             65,396,749    523,174    28,097,372  7,499,397  128,030,273            0   -1,280,000     0   7,125,275
Initial balance as
  of 06/30/2003             64,749,257          0    27,598,393  9,713,099  114,912,655   17,660,662   -3,303,936     0           0
Distribution result
  previous fiscal year               0          0                        0   14,356,726  -17,660,662    3,303,936     0           0
Final dividend
  previous fiscal year               0          0             0          0   -5,526,400            0            0     0           0
Capital increases with
  cash stock issue                   0          0             0          0            0            0            0     0           0
Reserves and/or
  profit Capitalization              0          0             0          0            0            0            0     0           0
Development period
  accumulated deficit                0          0             0          0            0            0            0                 0
Accumulated conversion
  difference adjustment              0          0             0   -719,466            0            0            0     0           0
Owner's equity revaluation           0    712,242       303,583    106,844    1,449,595            0            0     0           0
Fiscal Year Result                   0          0             0          0            0            0            0     0   2,940,009
Interim Dividends                    0          0             0          0            0            0     -960,000     0           0
Final balances              64,749,257    712,242    27,901,976  9,100,477  125,192,576            0     -960,000     0   2,940,009
Updated Final Balances
  as of 06/30/2003          65,137,753    716,515    28,069,388  9,155,080  125,943,731            0     -965,760     0   2,957,649


CRISTALERIAS DE CHILE S.A.
NOTE 27: CHANGES IN NETWORTH - NUMBER OF SHARES

                                                                  No.
                                No.              No.            SHARES
                             SHARES            SHARES         WITH VOTING
      SERIES               SUBSCRIBED           PAID             RIGHT
--------------------       ----------        ----------       -----------

SINGLE                     64,000,000        64,000,000        64,000,000


CRISTALERIAS DE CHILE S.A.
NOTE 27: CHANGES IN NETWORTH - CAPITAL (AMOUNT - TH CH$)

                               SUBSCRIBED                PAID-IN
      SERIES                    CAPITAL                  CAPITAL
-------------------            ----------              -----------

SINGLE                         65,396,749               65,396,749

                  28. Other Non-Operating Income and Expenses

As of June 30, 2004 and 2003 non-operating income totals Th Ch$ 667,949 and Th Ch$ 416,672 respectively.

Non-operating Expenses were Th Ch$ 1,179,937 in 2004 and Th Ch$ 1,100,513 in 2003 respectively.

More detail is shown on the attached chart.


CRISTALERIAS DE CHILE S.A.
NOTE 28: OTHER NON-OPERATING INCOME AND EXPENSES

                                             2004          2003
                                            Th Ch$        Th Ch$
                                          ---------     ---------
INCOME
Miscellaneous Income                         77,578        26,717
Tax exemptions                              124,473        85,010
Offices and establishments rental            88,289       112,692
Sale of fixed assets                          8,588         3,687
Indemnity for claims                              0        67,258
Land granted                                206,378             0
Sale of materials                             6,084         7,157
Agricultural Division                        15,519             0
Other various income                        141,040       114,151


TOTAL NON-OPERATING INCOME                  667,949       416,672


EXPENSES
Professional advice                         381,294       384,170
Soap opera charge and others                      0           191
Personnel Finished Contracts                 49,767        27,990
Suppliers and eventualities                  70,149       136,523
Share of Board of Directors                  71,067        57,962
Trademarks amortization                      27,864        26,019
Frequency amortization                       81,343        75,010
Audit fees                                    2,317             0
Higher income Tax previous year             146,290        36,436
Loss in sales of fixed assets               106,212        30,154
Licenses                                        349         6,064
Other expenses                              190,008       272,473
Insurance                                    24,917        21,968
ADR expenses                                 28,360        25,553

TOTAL NON-OPERATING EXPENSES              1,179,937     1,100,513

                         29. Price Level Restatements


As a result of the application of the adjustment for price level restatement as described in Note 2 e), there was a net charge to results in 2004 and 2003 in the amount of Th Ch$ 307,756 and Th Ch$ 668,200, respectively.

Additional information organized by item on the Balance Sheet is shown on the attached chart.

Cristalerias de Chile S.A.
NOTE 29: ADJUSTMENT FOR PRICE LEVEL RESTATEMENTS

                                         ADJUSTABILITY
ASSETS (CHARGES)/CREDITS                     INDEX      06-30-2004  06-30-2003
--------------------------------------   -------------  ----------  ----------

INVENTORY                                     CPI          213,970     148,100
FIXED ASSETS                                  CPI        1,416,455   1,384,662
INVESTMENTS IN RELATED COMPANIES              CPI          837,914     416,073
MARKETABLE SECURITIES                         CPI           33,236      42,494
SHORT-TERM DEBTORS                            CPI           61,107      34,666
LONG-TERM DEBTORS                             UF             2,543       2,167
ACCOUNTS RECEIVABLE RELATED COMPANIES         CPI          117,495   1,314,695
OTHER NON-MONETARY ASSETS                     CPI           97,309     353,383
EXPENSE AND COST ACCOUNTS                     CPI          525,143   1,076,604

TOTAL (CHARGES)/CREDITS                                  3,305,172   4,772,844

LIABILITIES (CHARGES)/ CREDITS

NET WORTH                                     CPI       -1,812,057  -2,587,697
ACCOUNTS PAYABLE RELATED COMPANIES            UF                13         -49
BANK LOANS                                    UF                 0     -18,578
SHORT-TERM RESERVES                           CPI          -96,579     -18,884
LONG-TERM BANK LOANS                          UF                 0     -60,607
LONG-TERM RESERVES                            CPI          -79,482     -54,666
LONG-TERM CREDITORS                           CPI          -18,273        -578
OBLIGATIONS WITH THE PUBLIC                   CPI         -502,785  -1,152,628
MINORITY INTEREST                             CPI         -121,451    -402,955
OTHER LIABILITIES                             CPI           -3,014    -135,090
SHORT-TERM CREDITORS                          CPI           -4,826           0
NON-MONETARY LIABILITIES                      CPI         -136,842     -99,079
INCOME ACCOUNTS                               CPI         -837,632    -910,234
TOTAL (CHARGES)/ CREDITS                                -3,612,928  -5,441,045

(LOSS) INCOME FROM ADJUSTMENT
  FOR PRICE LEVEL RESTATEMENT                             -307,756    -668,200

                           30. Exchange Differences


There is a net credit to results in the 2004 fiscal year of Th Ch$ 2,418,146 and a net charge to results of Th Ch$ 4,463,986 in 2003, as a consequence of exchange differences.

According to dispositions set by Circular No. 1560 of the SVS, the net effect on results of the adjustment of assets and liabilities adjustable in foreign currency discounting inflationary effects is presented on this item.

More information is shown on the attached chart.


Cristalerias de Chile S.A.
NOTE 30: EXCHANGE DIFFERENCES

                                                                AMOUNT
                                                        -----------------------
      ITEM                                CURRENCY      06-30-2004   06-30-2003
---------------------------------         --------      ----------   ----------
   ASSETS (CHARGES) / CREDITS
CURRENT ASSETS                            DOLLARS          716,428     -408,199
CURRENT ASSETS                            OTHER CUR.        76,766      -44,809
CLIENTS                                   DOLLARS          173,052     -205,334
CLIENTS                                   OTHER CUR        182,686      302,485
TIME DEPOSITS                             DOLLARS                0     -158,938
INVENTORY                                 DOLLARS           85,459     -114,669
LONG TERM PLACEMENTS                      DOLLARS          573,673     -588,092
FUTURE CONTRACT EFFECT                    DOLLARS          -12,768     -295,465
OTHER ASSETS                              DOLLARS          616,227      -21,066
OTHER ASSETS                              OTHER CUR.        26,300      -15,061
INFLATIONARY EFFECT                       DOLLARS         -194,685     -124,018
MARKETABLE SECURITIES                     DOLLARS        1,742,267   -1,508,055
MARKETABLE SECURITIES                     EUROS          1,157,849            0
LONG-TERM FIXED                           DOLLARS           43,370            0
MISCELLANEOUS CREDITORS                   DOLLARS            7,036            0
TOTAL (CHARGES) CREDITS                                  5,193,660   -3,181,221


  LIABILITIES (CHARGES) CREDITS
ACCOUNT PAYABLE                           DOLLARS          -55,086       84,982
DOCUMENTS PAYABLE                         DOLLARS          -79,098      153,141
DOCUMENTS PAYABLE                         OTHER CUR.        -6,397      -19,095
MISCELLANEOUS CREDITORS SHORT TERM        DOLLARS          -40,954       15,151
SHORT TERM RESERVES                       DOLLARS         -137,927        2,353
LONG-TERM BANK CREDITS                    DOLLARS        2,125,000      980,347
LONG TERM RESERVES                        DOLLARS         -127,586       61,448
OTHER LONG-TERM LIABILITIES               DOLLARS         -248,295     -193,499
OTHER LONG-TERM LIABILITIES               OTHER CUR.       -92,978      -53,160
MISCELLANEOUS LONG-TERM CREDITORS         DOLLARS           -9,994        3,943
FUTURE CONTRACT EFFECT                    DOLLARS           30,112   -2,754,341
INFLATIONARY EFFECT                       DOLLARS          118,428      435,965
SHORT-TERM BANK CREDITS                   DOLLARS             -739            -
TOTAL (DEBITS) CREDITS                                  -2,775,514   -1,282,765

(LOSS) PROFIT FROM EXCHANGE DIFFERENCES                  2,418,146   -4,463,986

                            31. Extraordinary Items



As of June 30, 2004 and 2003 there are no transactions for this concept.

     32. Expenses for issue and placement of stocks and debt instruments


The Parent Company and the subsidiary S.A. Vina Santa Rita carried out bond placements in August 2002 and March 2001 respectively, which produced placement expenses, which as of June 30, 2004 totaled Th Ch$ 3,526,957 (Th Ch$ 3,911,833 in 2003).

The charge to results for the amortization of these expenses is Th Ch$ 232,779 in 2004 (Th Ch$ 183,706 in 2003), and is realized according to the maturity of each series.


Detail of expenses is as follows:



                                               2004                2003
                                              Th Ch$               Th Ch$
                                        ------------------   ------------------
                                        Short-     Long-     Short-     Long-
           DETAILS                      Term       Term      Term       Term
-------------------------------------   -------  ---------   -------  ---------

Placement rate differential             198,933  2,195,227   199,477  2,404,145
Stamp and Seal Tax                      143,460    904,588   143,992  1,043,401
Bonds placement Commission and others    18,076     66,673    23,085     97,733
Total                                   360,469  3,166,488   366,554  3,545,279

                            33. Cash Flow Statement


CASH FLOW STATEMENT

1. The following it the detail of the item OTHERS:

                                                          2004         2003
                                                         Th Ch$       Th Ch$
                                                       ----------   ----------

541.11.40  Other Income Received
           Treasury Refund Income Tax and other taxes      15,000      981,808
           Recover VAT exportation                        672,946      975,801
           Insurance Severance                                  0       67,258
           Discount for paid of customs duties             54,737            0
           Exchange difference                            100,216      293,398
           Loan Adjustment                                 42,646            0
           Tax exemption                                  124,473            0
           Other income                                   143,177      220,725
              Total                                     1,153,195    2,538,990


541.11.80  Other expenses paid
           Exchange difference                            149,150    2,084,888
           Donations                                       41,663       25,849
           Personnel contracts Finished                    49,767       27,990
           Advice Services                                 71,750       69,840
           Shareholder's bonds                             78,303       57,962
           Other expenses                                 323,996      419,560
              Total                                       714,629    2,686,089

541.13.30  Other income from  investments
           Maturity of future contracts                         0    1,965,366
              Total                                             0    1,965,366


541.13.65  Other investment disbursements
           Purchase of shares                                   0      319,759
           Future contracts                               235,203            0
           Others                                               0            0
              Total                                       235,203      319,759


Following are financing and investment activities that did not generate cash flow during the fiscal year, but that commit future cash flows of the Company:

      ITEM                                Amount Th Ch $          Due Date
--------------------------                --------------     ------------------

Dividend 158 payable                        (1,280,000)      July 2004
Investment imports payable                    (537,365)      2nd semester 2004
   Total                                    (1,817,365)

                           34. Derivative Contracts


FUTURE CONTRACTS IN FOREIGN CURRENCY

As of June 30 2004 the Parent Company and its subsidiaries S.A. Vina Santa Rita have signed future sale contracts in foreign currency of Th US$ 81,600 and future purchase contracts of Th US$ 42,600 in 2004 (purchase contracts for Th US$ 131,200 in 2003) subject to the regulations of Chapter VII of the Compendium of International Exchange Regulations of the Central Bank of Chile and Chapter 13-2 of the compilation of Regulations of Banks and Financial Institutions.


Additional information is presented on the attached chart listed in the order of each quarterly expiration period.

The contracts maintained by the companies as of June 30, 2004 and 2003 have been taken both to shelter from variations of the exchange rate of the American dollar (contracts of existing transactions) as well as investment.

Forward contracts taken in order to cover existing items are related, according to management, with covering the Company's obligations in dollars. According to Bulletin No.57 of the Accountants Association of Chile, A.G., results generated by these contracts are recognized in results as long as effects from items subject to coverage are recognized.

CRISTALERIAS DE CHILE S.A.
NOTE 34: DERIVATIVE CONTRACTS


                                                 DESCRIPTION OF CONTRACTS                              ACCOUNTS AFFECTED
                                           -------------------------------------           -----------------------------------------
                                                                PROTECTED ITEM                                    EFFECT ON RESULT
                               MATURITY OR           PURCHASE/  OR TRANSACTION   VALUE OF   ASSETS/LIABILITIES   -------------------
 TYPE OF   TYPE OF   VALUE OF  EXPIRATION   SPECIFIC   SALE    ----------------- PROTECTED ---------------------              NOT
DERIVATIVE CONTRACT  CONTRACT     DATE       ITEM    POSITION    NAME   AMOUNT     ITEM       NAME      AMOUNT    REALIZED  REALIZED
---------- -------- ---------- ----------- --------- --------- ------- --------- --------- ----------- --------- ---------- --------

    FR        CI    25,992,590 THIRD 2004  EXCH RATE    P           -          -         - LIABILITIES 2,067,710 -2,067,710        -
    FR        CI    36,977,320 THIRD 2004  EXCH RATE    S           -          -         - ASSETS        326,444    326,444        -
    FR        CI     1,931,256 FOURTH 2004 EXCH RATE    S           -          -         - ASSETS         22,352     22,352        -
    FR       CCPE    1,384,520 THIRD 2004  EXCH RATE    P      DOLLAR
                                                                LOAN   1,384,520 1,272,600 LIABILITIES   118,523     -6,604        -
    FR        CI     2,076,780 THIRD 2004  EXCH RATE    P           -          -         - LIABILITIES   118,523    121,491        -
    FR        CI    11,472,970 THIRD 2004  EXCH RATE    S           -          -         - ASSETS         69,498    -62,406        -
    FR        CI     3,216,050 FOURTH 2004 EXCH RATE    S           -          -         - ASSETS         34,461     34,461        -


                      35. Contingencies and Restrictions


CONTINGENCIES AND COMMITMENTS

As of June 30, 2004, there are guarantees delivered in the amount of Th Ch$ 16,857,739 (Th Ch$ 18,486,174 in 2003), according to the detail in the attached chart.


LAWSUITS OR OTHER LEGAL ACTIONS THE COMPANY IS INVOLVED IN

As of June 30, 2004 and 2003 there are pending lawsuits and other legal actions corresponding to the subsidiary Red Televisiva Megavision, which are presented in the annexed chart.


RESTRICTIONS

I) SYNDICATED LOAN

In relation to the syndicated loan subscribed with JP Morgan Chase Bank and other 8 creditor banks for US$ 50 million, the following specific financial obligations exist:

a) TOTAL CONSOLIDATED DEBT TO CAPITALIZATION RATIO

Cristalerias de Chile S.A will not allow the Total Consolidated Debt to Capitalization Ratio to exceed the 0.45 to 1.0 ratio at any time.

Capitalization is defined as the sum of Net Worth plus minority interest plus total consolidated debt.

b) TOTAL CONSOLIDATED DEBT TO EBITDA RATIO

Cristalerias de Chile S.A will not allow the Consolidated Net Debt to EBITDA relation to exceed the 2.5 to 1.0 ratio at any time.

Consolidated EBITDA is described as the sum of the following: operating income plus depreciation and amortization; plus non cash charges (as long as they have been deducted when determining operating income) and cash income from interests minus non/cash credits, (as long as they have been aggregated when determining operating income), in each case for each period.

c) INTEREST COVERAGE RATIO

Cristalerias de Chile S.A. will not allow the Interest Coverage Ratio to be lower than 4.0 ratio at any time.

Interest coverage is defined as interests at the day of the respective determination, the ratio between non consolidated EBITDA for the period of 4 consecutive fiscal quarters that ends on, or most recently ebded before, that date, and interest expenses for that period.

d) NET EQUITY

Cristalerias de Chile S.A. will maintain a minimum of UF 10,000,000.

As of June 30, 2004 Cristalerias de Chile S.A. complies with 100% of restrictions agreed with the lending banks.


II) BOND ISSUE

The contract of bonds issue with date May 29, 2002 signed with Banco Chile as the bond owner's representative, established, among others the following financial obligations:

a)   Financial Indicators

       Individual Balance:   Leverage not higher than 1.2 times.
       Consolidate Balance:  Leverage not higher than 1.4 times.

b)   Insurances for assets of the company and its subsidiaries.

c) The operations for which art. 44 and 89 of law 18,046 refer to must be carried out according to the conditions that these establish.

d)   Other minor restrictions related with the bond issue contract.

As of June 30, 2004 and 2003 Cristalerias de Chile S.A. complies with 100% of the restrictions imposed by the bonds creditors.

OTHER CONTINGENCIES

As of the closing date of financial statements, management is not aware of any other contingencies that could affect the company.

CRISTALERIAS DE CHILE S.A.

NOTE 35: CONTINGENCIES AND RESTRICTIONS - DIRECT GUARANTEES

                                                                    BALANCES PENDING
                                                      ASSETS         PAYMENT AS OF
                                                     COMMITTED      CLOSING DATE OF               RELEASE OF GUARANTEES
                                                  --------------- FINANCIAL STATEMENTS  --------------------------------------------
CREDITOR OF                  RELATION-   TYPE OF          BOOK    --------------------- 06/30/         06/30/         06/30/
 GUARANTEE     DEBTOR NAME     SHIP     GUARANTEE TYPE    VALUE   06/30/2004 06/30/2003  2005   ASSETS  2006   ASSETS  2007   ASSETS
------------- -------------- ---------- --------- ----- --------- ---------- ---------- ------- ------ ------- ------ ------- ------

EDIFICIO      CRISTALERIAS   COMMERCIAL TIME      FLOOR    15,822     15,822      7,999       0      0       0      0  15,822      0
 METROPOLIS   DE CHILE S.A.             DEPOSIT
 AGF

BANCO         RED TELEVISIVA COMMERCIAL MORTGAGE  LAND  3,408,506  1,654,262  2,129,203 502,917      0 460,538      0  60,538      0
 SANTANDER      MEGAVISION
 CHILE

SCOTIABANK    RED TELEVISIVA COMMERCIAL PLEDGE    TV      157,162  1,636,386  2,061,863 411,414      0 408,324      0 408,324      0
                MEGAVISION                        EQUIP

BANCO         RED TELEVISIVA COMMERCIAL MORTGAGE  TV       31,385    297,929    470,695 170,317      0 127,612      0       0      0
 CREDITO E     MEGAVISION                         EQUIP
 INVERSIONES

SUNDRY        RED TELEVISIVA COMMERCIAL ADVERTIS-   -           0 13,253,340 13,816,414       0      0       0      0       0      0
 CLIENTS         MEGAVISION              ING


CRISTALERIAS DE CHILE S.A.


NOTE 35: CONTINGENCIES AND RESTRICTIONS - INDIRECT GUARANTEES

                                                                   BALANCES PENDING
                                                        ASSETS      PAYMENT AS OF
                           DEBTOR                     COMMITTED    CLOSING DATE OF                 RELEASE OF GUARANTEES
                  -------------------------           ---------- FINANCIAL STATEMENTS  --------------------------------------------
CREDITOR OF                      RELATION-   TYPE OF       BOOK  --------------------- 06/30/         06/30/         06/30/
 GUARANTEE             NAME        SHIP     GUARANTEE TYPE VALUE 06/30/2004 06/30/2003  2005   ASSETS  2006   ASSETS  2007   ASSETS
----------------- -------------- ---------- --------- ---- ----- ---------- ---------- ------- ------ ------- ------ ------- ------

Societe des        RAYEN CURA    AFFILIATE  SOLIDARY      0    0  1,832,545  2,835,765 733,018      0 733,018      0 366,509      0
 Participations      S.A.I.C.
 Financieres et
 Industrielles

Envases CMF       CRISTALERIAS   AFFILIATE  SOLIDARY      0    0    207,423    331,333        0      0       0     0 207,423      0
 guarantee        DE CHILE S.A.
 P.I.A.S


CRISTALERIAS DE CHILE S.A.
NOTE 35: Trials

                                                                   Committed
                                                                    amount
                                                                 (approximately
 Court   Cause Rol No.  Origin              Stage                    Th Ch$)
-------  -------------  ------  -------------------------------  --------------

  12       3025-1997    Civil   Given sentence in first verdict      100,000
                                in favor of Megavision

  16       4822-1999    Civil   Given sentence in first verdict       10,000
                                against Megavision

   1       1242-2000    Labor   First verdict pending                 10,000

   5       3468-2001    Labor   First verdict pending                  3,000

   1       4391-2003    Labor   First verdict                          2,100

 C. of     7643-2000    CNTV    Verdict pending                          900
Appeals

                  36. Guarantees obtained from third parties


As of June 30, 2004 and 2003 the Parent Company and the subsidiary S.A. Vina Santa Rita have received guarantees from third parties that are shown below:



                                                            2004        2003
Concept                                                     ThCh$       ThCh$
---------------------------------------------------       ---------   ---------

Rental of Property Cafe Sur Andino (UF 260)                   4,424           0
Rental of Property Banco Security                             5,173       5,186
Rental of Property to Telecomunicaciones
Cono Sur Ltda. (UF 130)                                           0       2,218
Rental of Property Office AGF Building (UF 365.9)             6,226       6,242
Rental of Property Office Metropolis (UF 189.2)               3,219       3,228
Sight drafts suppliers                                        1,674       1,684
Installation of Buin Tanks (Tersanoix S.A.)                       0     157,127
Grape purchase (contracts)                                  928,011   1,061,681
Mortages (grape purchase)                                   138,523           0
C y CPO Constructora (Salon Andino Sta. Rita)               162,860           0
Purchase of vine stem cuttings and plants (Intelmaq)              0      36,856
Transporters Guarantee Check                                 42,000           0
Underground materials storehouse Buin Salfa Montajes              0      33,474
                                                          ---------   ---------
                                                          1,292,110   1,307,696
                                                          =========   =========

                        37. Local and Foreign Currency


Charts are attached showing the foreign currency balance as of June 30, 2004 and 2003.


--
Cristalerias de Chile S.A.
--
--
NOTE 37: LOCAL AND FOREIGN CURRENCY - ASSETS

                                                                  Amount
                                                          ----------------------
          Items                        Currency           06-30-2004  06-30-2003
-------------------------------------- ------------------ ----------  ----------

Available funds                        Non-adjust. Ch$     1,776,757   1,845,203
                                       Other currencies            0      11,590
                                       Dollars               507,374     702,002
                                       Euros                  38,068       4,837
                                       Argentine Peso         12,036      24,844
Time deposits                          Dollars                     0  11,046,647
                                       Non-adjust Ch$      5,353,974   1,105,088
Marketable Securities                  Adjustable Ch$      4,187,786   4,183,939
                                       Dollars            34,310,339  63,534,899
Sales receivable                       Non-adjust Ch$     31,002,822  25,604,815
                                       Dollars             4,004,413   4,523,946
                                       Euros               2,775,176   3,013,788
                                       Other currencies    2,808,254   1,860,252
                                       Argentine Peso        328,784     237,887
Documents Receivable                   Non-adjust. Ch$     4,752,368   4,522,443
                                       Argentine Peso         13,620      18,685
Sundry Debtors                         Euros                       0       1,844
                                       Non-adjust. Ch$     2,201,758     785,656
                                       Adjustable Ch$        108,547      93,486
                                       Dollars               672,560     657,154
                                       Argentine Peso         30,187     221,268
Documentos and Accts. Receivable       Dollars               447,698           0
                                       Non-adjust. Ch$     3,134,306     560,059
                                       Adjustable Ch$        109,701      15,822
Inventory                              Adjustable Ch$     43,194,598  38,645,382
                                       Dollars             2,898,907   5,696,404
                                       Argentine Peso        701,782     700,021
Taxes Receivable                       Argentine Peso        148,675      19,032
                                       Non-adjust. Ch$        41,871   1,306,305
                                       Adjustable Ch$      1,289,987     696,695
                                       Dollars                     0      27,011
Prepaid expenses                       Adjustable Ch$        786,123   1,104,642
                                       Non-adjust. Ch$       876,359     283,441
                                       Dollars               322,648     363,627
                                       Argentine Peso              0      27,373
Deferred Taxes                         Non-adjust. Ch$       829,545     726,850
                                       Adjustable Ch$        911,489     253,273
Other Current Assets                   Non-adjust. Ch$    10,415,727   5,963,131
                                       Adjustable Ch$        634,012   1,345,974
                                       Dollars               261,775   3,386,464
Available funds                        Adjustable Ch$          3,036           0
Time Deposit                           Adjustable Ch$         30,487           0
Marketable Securities                  Euros              29,132,370           0
                                       Non-adjust. Ch$       176,393           0
Inventory                              Non-adjust. Ch$       423,301           0

FIXED ASSETS                           Adjustable Ch$    135,583,958 140,831,612

Investments in related companies       Adjustable Ch$     87,808,495  93,491,493
Investments in other companies         Adjustable Ch$        788,803     831,373
Negative Goodwill                      Adjustable Ch$      4,622,147   4,213,759
                                       Dollars             4,373,151   5,150,694
Long-term debtors                      Adjustable Ch$        140,800     173,463
Documents receivable in rel.companies  Non-adjust. Ch$       855,171       2,883
Intangibles                            Adjustable Ch$     11,913,536  11,874,078
Amortization                           Adjustable Ch$     -1,325,968  -1,109,319
Other                                  Adjustable Ch$      2,971,838   4,469,809
                                       Non-adjust. Ch$       999,814     496,565
                                       Dollars             9,210,430  10,366,195
                                       Argentine Peso        581,434           0
Long-term debtors                      Dollars                63,630           0
Documents receivable in rel.companies  Adjustable Ch$        251,385           0
Investments in related companies       Dollars            12,955,478  13,724,552

Total Assets
                                       Non-adjust. Ch$    62,840,166  43,202,439
                                       Other currencies    2,808,254   1,871,842
                                       Dollars            70,028,403 119,179,595
                                       Euros              31,945,614   3,020,469
                                       Argentine Pesos     1,816,518   1,249,110
                                       Adjustable Ch$    294,010,760 301,115,481

Cristalerias de Chile S.A.

NOTE 37: LOCAL AND FOREIGN CURRENCY - CURRENT LIABILITIES

                                                                   Up to 90 days                      90 Days to 1 Year
                                                         ----------------------------------- -----------------------------------
                                                            06.30.2004        06.30.2003        06.30.2004        06.30.2003
                                                         ----------------- ----------------- ----------------- -----------------
                                                                     Avg.              Avg.              Avg.              Avg.
                                                                    Annual            Annual            Annual            Annual
                                                           Amount    Int.    Amount    Int.    Amount    Int.    Amount    Int.
ITEM                                       Currency       Thou Ch$   Rate   Thou Ch$   Rate   Thou Ch$   Rate   Thou Ch$   Rate
---------------------------------      ----------------- ---------- ------ ---------- ------ ---------- ------ ---------- ------

Current Liabilities

Short-term obligations with banks      Adjust. Ch$                0      -          0      -          0      -          0      -
and financial institutions             Argentine Peso             0      -     19,951  2.370      6,968   2.48          0      -
                                       Other currencies           0      -          0      -          0      -          0      -

Long-term obligations with banks       Other currencies     316,169   2.88    326,448  5.390    892,069   2.88  1,081,792   5.39
and financial institutions             Dollars              233,400   1.72    260,323   2.20    987,214   1.95  1,946,365   1.81
                                       Non-adjust. Ch$            0      -          0      -    265,573   4.94    267,166   4.94
                                       Dollars              139,500   2.05    156,829  2.113          0      -          0      -
                                       Adjust. Ch$                0      -          0      -      1,190   7.00      1,206   7.00
                                       Dollars                2,157  10.42     31,914  11.14     70,932  11.07    208,360  10.99

Obligations with the public            Adjust. Ch$          741,140   4.75    738,715   4.75     51,507   6.29     51,647   6.06

Obligations with the public            Adjust. Ch$          947,824   5.80    944,722   5.80          0      -          0      -

Dividends payable                      Non-adjust. Ch$      652,088      -    510,759      -          0      -          0      -

Accounts payable                       Dollars              344,429      -  1,018,180      -    184,554      -  1,793,269      -
                                       Non-adjust. Ch$   15,330,404      - 15,985,851      -     31,546      -          0      -
                                       Other currencies       5,920      -      3,493      -          0      -          0      -
                                       Euros                 19,707      -     16,221      -          0      -          0      -
                                       Argentine Peso       198,055      -    135,631      -          0      -          0      -

Documents Payable                      Adjust. Ch$                0      -          0      -          0      -     47,953      -
                                       Dollars            2,905,546      -  2,990,306      -     10,630      -    294,699      -
                                       Argentine Peso        48,486      -     54,017      -          0      -          0      -
                                       Euros                215,111      -    106,418      -          0      -          0      -
                                       Other currencies       4,269      -    556,203      -          0      -          0      -

Sundry Creditors                       Non-adjust. Ch$      277,800      -    280,025      -          0      -          0      -
                                       Dollars              613,151      -  2,266,588      -          0      -          0      -
                                       Adjust. Ch$              238      -        295      -          0      -          0      -

Docts and accts payable to rel co.     Adjust. Ch$            1,761      -      3,549      -          0      -     15,822      -
                                       Non-adjust. Ch$      813,161      -    460,068      -          0      -          0      -
                                       Argentine Peso             0      -    266,464      -          0      -          0      -
                                       Dollars              289,792      -          0      -          0      -          0      -

Provisions                             Adjust. Ch$          376,567      -    317,019      -    185,502      -    183,430      -
                                       Non-adjust. Ch$   11,762,814      -  9,224,782      -    225,534      -    188,402      -
                                       Dollars            1,177,895      -  1,222,852      -  1,997,982      -          0      -
                                       Argentine Peso        90,197      -     39,582      -          0      -          0      -
                                       Euros                726,836      -    398,799      -          0      -          0      -
                                       Other currencies     702,084      -    470,847      -          0      -          0      -

Withholdings                           Non-adjust. Ch$    2,282,069      -  1,433,397      -          0      -          0      -
                                       Dollars                    0      -     19,068      -          0      -          0      -
                                       Argentine Peso        11,520            19,419                 0                 0      -

Prepaid income                         Non-adjust. Ch$    4,136,733         3,992,961                 0                 0

Other Current Liabilities              Adjust. Ch$                0         4,995,904                 0                 0
                                       Dollars            1,920,957           909,776                 0            39,967

Total Current Liabilities
            -                          Argentine Pesos      348,258      -    535,064      -      6,968      -          0      -
            -                          Other currencies   1,028,442      -  1,356,991      -    892,069      -  1,081,792      -
            -                          Dollars            7,626,827      -  8,875,836      -  3,251,312      -  4,282,660      -
            -                          Non-adjust Ch$    35,255,069      - 31,887,843      -    522,653      -    455,568      -
            -                          Adjust. Ch$        2,067,530      -  7,000,204      -    238,199      -    300,058      -
            -                          Euros                961,654      -    521,438      -          0      -          0      -

Cristalerias de Chile S.A.

NOTE 37: LOCAL AND FOREIGN CURRENCY - LONG-TERM LIABILITIES CURRENT PERIOD 06-30-2004

                                                     1-3 Years            3-5 years            5-10 Years        More than 10 years
                                               --------------------  --------------------  --------------------  -------------------
                                                           Average               Average               Average              Average
                                                 Amount    Interest    Amount    Interest    Amount    Interest    Amount   Interest
ITEM                             Currency       Thou Ch$     Rate     Thou Ch$     Rate     Thou Ch$     Rate     Thou Ch$    Rate
---------------------------  ----------------  ----------  --------  ----------  --------  ----------  --------  ----------  -------

Obligations with Banks and   Dollars            7,953,750      2.05  23,861,250      2.05           0         -           0        -
Financial Institutions       Argentine Peso        48,087      2.48      10,506      2.48           0         -           0        -
                             Non-adjust. Ch$      398,360      4.94           0         -           0         -           0        -
                             Adjustable Ch$     2,872,248      2.88     122,773      2.88           0         -           0        -

Obligations with the public  Adjustable Ch$     3,403,490      6.29           0         -  34,029,900      4.75  17,014,450     6.29
                             Adjustable Ch$             0         -           0         -           0         -  35,731,395     5.80

Sundry creditors             Dollars              123,743     12.25           0         -           0         -           0        -
                             Adjustable Ch$        38,781         -           0         -           0         -           0        -
                             Dollars               20,930     11.02       3,991      6.07           0         -           0        -
                             Adjustable Ch$         1,190      7.00           0         -           0         -           0        -
                             Dollars               16,966         -           0         -           0         -           0        -

Long-term provisions         Dollars            2,196,952         -           0         -           0         -           0        -
                             Adjustable Ch$     4,220,678         -           0         -           0         -           0        -

Deferred taxes               Adjustable Ch$     2,773,948         -           0         -           0         -           0        -
                             Non-adjust. Ch$    1,878,079         -           0         -           0         -           0        -

Total long-term liabilities
             -               Dollars           10,312,071         -  23,865,241         -           0         -           0       -
             -               Argentine Peso        48,087         -      10,506         -           0         -           0       -
             -               Non-adjust. Ch$    2,276,439         -           0         -           0         -           0       -
             -               Adjustable Ch$    13,310,335         -     122,773         -  34,029,900         -  52,745,845       -


Cristalerias de Chile S.A.

NOTE 37: LOCAL AND FOREIGN CURRENCY - LONG-TERM LIABILITIES PREVIOUS PERIOD 06-30-2003


                                                     1-3 Years            3-5 years            5-10 Years        More than 10 years
                                               --------------------  --------------------  --------------------  -------------------
                                                           Average               Average               Average              Average
                                                 Amount    Interest    Amount    Interest    Amount    Interest    Amount   Interest
ITEM                             Currency       Thou Ch$     Rate     Thou Ch$     Rate     Thou Ch$     Rate     Thou Ch$    Rate
---------------------------  ----------------  ----------  --------  ----------  --------  ----------  --------  ----------  -------

Obligations with banks       Dollars            8,791,434     2.113  26,374,302     2.113           0        -            0        -
and financial institutions   Dollars               73,391     2.58            0        -            0        -            0        -
                             Argentine Peso     1,348,302     1.94            0        -            0        -            0        -
                             Non-adjust. Ch$      534,333     4.94      133,583     4.94            0        -            0        -
                             Adjustable Ch$     4,143,357     5.39      640,337     5.49            0        -            0        -

Obligations with public      Adjustable Ch$     3,412,286     6.25            0        -   34,122,856     4.75   17,061,428     6.25
                             Adjustable Ch$             0        -            0        -            0        -   35,828,999     5.80

Long-term creditors          Adjustable Ch$        45,111        -            0        -            0        -            0        -
                             Dollars              141,433    12.25            0        -            0        -            0        -
                             Dollars               95,376    11.28        4,574     9.42            0        -            0        -
                             Adjustable Ch$         2,378     7.00            0        -            0        -            0        -
                             Non-adjust. Ch$       63,472        -            0        -            0        -            0        -

Long-Term provisions         Dollars            3,441,104        -            0        -            0        -            0        -
                             Adjustable Ch$     4,137,197        -            0        -            0        -            0        -

Deferred taxes               Adjustable Ch$     2,473,049        -            0        -            0        -            0        -
                             Non-adjust. Ch$    2,036,947        -            0        -            0        -            0        -

Total long-term liabilities
            -                Dollars           12,542,738        -   26,378,876        -            0        -            0       -
            -                Argentine Peso     1,348,302        -            0        -            0        -            0
            -                Non-adjust. Ch$    2,634,752        -      133,583        -            0        -            0       -
            -                Adjustable Ch$    14,213,378        -      640,337        -   34,122,856        -   52,890,427       -


                                 38. Penalties


As of June 30, 2004 and 2003 the SVS and other administrative authorities have not imposed any penalties to the company, its directors or its management.

                             39. Subsequent Events


On June 22, 2004, the Parent Company agreed to pay interim dividend No. 158 of Ch$ 20 per share over 64,000,000 shares (Th Ch$ 1,280,000), which was made effective on July 15, 2004.

At the closing date of financial statements and the date of issue of the present report there were no subsequent events that could significantly affect the economic and financial situation of the Company.

                       40. COMPANIES UNDER SPECIAL NORM


Not applicable.

                                41. ENVIRONMENT


In line with its permanent commitment with environment preservation the Company has effected as of June 2004 payments for advisories for this concept of Th Ch$ 2,644, that have been charged to results of the fiscal year 2004.

During fiscal year 2003 the Parent Company carried out investments of ThCh$ 206,705, which corresponded to the purchase of NOX emission treatment equipment installed at new Furnace B.

The subsidiary S.A. Vina Santa Rita has invested Th Ch$ 40,286 during the period January - June 2004 (Th Ch$ 7,961 in 2003) in order to comply with ordinances and laws related to Industrial Process and Installations.

                            42. STOCK TRANSACTIONS


As of June 30, 2004 and 2003 the following stock transactions were carried out by members of the board, majority stockholders and related individuals:


TRANSACTIONS OF INDIVIDUALS RELATED TO MEMBERS OF THE BOARD


                                                2004              2003
                                           --------------    --------------
       NAME                     Initial    Purchase  Sale    Purchase  Sale
-----------------------------   -------    --------  ----    --------  ----

Asesorias Portofino Ltda.         BSG        21,000     0           0     0
Inmobiliaria Villarrica Ltda.     RCV       181,669     0           0     0
Vial de Claro Maria Luisa         RCV           650     0           0     0


o BSG related with Director Mr. Baltazar Sanchez
o RCV related with the President Mr. Ricardo Claro

TRANSACTIONS OF DIRECTORS, MANAGEMENT AND ACCOUNT INSPECTORS

None.

TRANSACTIONS OF MAJORITY SHAREHOLDERS

None.

                       43. DISTRIBUTION OF SHAREHOLDERS


The distribution of stockholders as of June 30, 2004 and 2003 is the following:



                                        % of                   No. of
                                   Shareholding             Shareholders
                                 -------------------     ------------------
TYPE OF SHAREHOLDER                 2004      2003         2004      2003
----------------------------     ---------  --------     --------  --------

10% or more shareholding            34.03     34.03            1         1

Less than 10% shareholding
with investment equal to or
higher than 200 UF                  65.84     65.83          265       270

Less than 10% shareholding
with investment lower than
200 UF                               0.13      0.14          762       787


TOTAL                              100.00    100.00        1,028     1,058

CONTROLLER OF THE COMPANY           52.14     52.14            3         3

                     44. BOARD OF DIRECTORS REMUNERATIONS


As of June 30, 2004 and 2003 Th Ch$ 343,910 and Th Ch$ 901,660 were paid and provisioned by the Parent Company and the subsidiary S.A. Vina Santa Rita, respectively, according to the following detail:


                                                    2004         2003
                                                    ThCh$        ThCh$
                                                  ---------    ---------

Participation of previous fiscal year profits      336,073      896,098
Compensations for assistance to sessions             5,576        4,212
Board Committee compensation                         2,261        1,350
                                                         -            -
                                                   -------      -------

TOTAL                                              343,910      901,660
                                                   =======      =======

On the other hand, Th Ch$ 356,078 and Th Ch$ 166,756 respectively have been provisioned for participation of year 2004 and 2003.

                               45. TIME DEPOSITS


As of June 30, 2004 and 2003 the company presents the following information:


                                                    2004          2003
INSTITUTION                         CURRENCY        Th$           Th$
------------------------------     ----------    ----------    ----------

Banco Santander New York               US$                0     1,091,155
Banco Deutsche Bank Chile S.A.         US$                0     2,397,748
Banco de Santander                     US$                0     4,510,021
Banco Chile                            US$                0     2,446,112
Banco de Credito e Inversiones         US$                0       601,611
Banco de Santander                      $         5,004,267       433,451
Banco de Chile                          $           380,194       302,806
BankBoston                              $                 0       368,831
                                                          -             -
                                                  ---------    ----------

    TOTAL                                         5,384,461    12,151,735
                                                  =========    ==========

                                RELEVANT EVENTS


On June 23, 2004, the SVS was informed that in the previous day, the Board of the Company had approved a US$ 210 million investment plan, in order to duplicate the production of glass containers in a 10 year period.

The first stage of the development plan considers the construction of a new plant, equipped with 4 new fabrication lines and a furnace with a production capacity of 360 tons per day, which supposes a USS 110 million investment and that would be financed by a combination of internal resources and credits. Start of operations is scheduled for 2006 and will allow to increase the present capacity of production by 35%.

The following stages of expansion imply adding 7 fabrication lines and 2 furnaces with production capacities over 400 tons per day, which will be materialized in successive stages, in line with market needs.

CRISTALERIAS DE CHILE S.A.

        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2004

1.- CONSOLIDATED FINANCIAL INDICATORS
                                           06-30-2004   06-30-2003   12-31-2003
                                           ----------   ----------   ----------
LIQUIDITY
Current liquidity               times           3.67         3.29        4.44
Acid ratio                      times           2.67         2.40        3.40

INDEBTEDNESS
Leverage ratio                  times           0.80         0.87        0.75
Short-term debt                   %            27.63        27.98       21.59
Long-term debt                    %            72.37        72.02       78.41
Interest expenses Coverage      times           4.15         2.16        2.03

ACTIVITY
Total assets                    MM Ch$       463,450      469,639     441,449
Investments                     MM Ch$         6,454       18,083      27,805
Disposal of property            MM Ch$            69          287         372
Inventory turnover              Times           n.a.         n.a.        n.a.
Inventory permanence             Days           n.a.         n.a.        n.a.

RESULTS
Sales                           MM Ch$        80,299       76,938     171,301
Cost of sales                   MM Ch$        51,375       49,280     106,531
Operating income                MM Ch$        15,734       15,613      37,943
Interest expenses               MM Ch$         3,338        3,498       6,884
Non-operating results           MM Ch$        (4,239)      (9,885)    (28,251)
E.B.I.T.D.A.                    MM Ch$        21,905       14,934      29,388
After-tax income                MM Ch$         7,125        2,958       6,478

PROFITABILITY
Return on equity                  %              3.1          1.3         2.8
Return on assets                  %              1.5          0.6         1.5
Return on operating assets        %              6.4          6.6        16.4
Profit per share                  $            111.3         46.2       101.2
Return on dividends               %              1.4          2.6         2.4


Current liquidity            Ratio of current assets to current liabilities.
Acid ratio:                  Ratio of uncommitted funds to current liabilities.
Leverage ratio:              Ratio of total current liabilities to net worth.
Interest Expenses Coverage:  Profit before taxes and interest divided by financial expenses.
Inventory turnover:          Ratio between sales cost of the period and average
                             inventory.
Inventory permanence:        Ratio between average inventory and sales cost of
                             the period, multiplied by 360 days
E.B.I.T.D.A.                 Earnings before interest, taxes, depreciation,
                             amortization, and extraordinary items.
Return on dividends:         Sum of dividends paid in the last twelve months
                             divided by market price of stock at closing of period.

The main trends observed in the 2004 fiscal year indicators are:

LIQUIDITY INDICES

An increase in the index can be observed with respect to June 2003 in the liquidity index as a consequence the payment of current portion of the long-term bank debt and an increase sales debtors due to higher sales.


INDEBTEDNESS INDICES

Indebtedness index shows a decrease with respect to June 2003 due to a decrease of liabilities. The distribution of the short-term and long-term debt remains stable.

The interest expenses coverage ratio shows an increase with respect to the previous year, due to higher net income during the first half of 2004.


PROFITABILITY INDICES

Equity and assets profitability indices show an increase with respect to first half 2003, due to a higher net income during the present fiscal year.

In spite of the increase of the operating income of the profitability indices of the operating assets decreases slightly, due to an increase of these assets.

Income per share shows an increase with respect to the previous period due to the higher income during the present semester with respect to the first semester of year 2003.

On the other hand, return of dividends shows a decrease with respect to the previous year, due to lower dividends distributed during the last 12 months.


2. DIFFERENCE BETWEEN BOOK VALUE AND MARKET VALUE OF MAIN ASSETS.

The financial statements as of June 30, 2004 have been prepared according to generally accepted accounting principles and general and specific norms of the Securities and Insurance Commission, which is the agency that regulates the Company. The valuation of the assets includes adjustment for currency devaluation, provisions, and technical revaluations. We believe the foregoing is a reasonable way to value the Company's permanent investments.

As of June 30, 2004 there were financial investments in stocks recorded in the accounting according to their purchase price at Ch$ 4,188 million whose market value on the same date was Ch$ 5,410 million.


3. RESULTS FOR THE PERIOD

3a.  Consolidated Result

Cristalerias de Chile S.A. consolidates its results with Vina Santa Rita, CIECSA, Cristalchile Comunicaciones S.A., Cristalchile Inversiones S.A. and Apoger.

Cristalerias' consolidated sales reached Ch$ 80,299 million, 4.4% over 2003. Higher sales result fundamentally from higher sales at Santa Rita (6.7%) and CIECSA (10.3%), partially compensated by lower sales in the glass container business (-0.7%). Consolidated operating income reached Ch$ 15,734 million, compared with Ch$ 15,613 million in 2003, of which the glass container business contributed Ch$ 10,135 million (Ch$ 9,685 million in 2003), Santa Rita Ch$ 4,149 million (Ch$ 4,997 million in 2003) and CIECSA Ch$ 1,417 million (Ch$ 808 million in 2003).

The Company's net income was Ch$ 7,125 million, compared with Ch$ 2,958 million in 2003. This result is mainly explained by a better non-operting result.

During 2004 the Company registered a consolidated non-operting loss of Ch$ 4,239 million, compared with a Ch$ 9,885 million non-operating loss in 2003. The former is mainly explained by an income from exchange differences of Ch$ 2,418 million in 2004 vs. a Ch$ 4,464 million loss in 2003; partially compensated by a higher net loss from subsidiaries that do not consolidate, that passed from Ch$ 1,920 million in 2003 to Ch$ 3,166 million in 2004, fundamentally due to lower results at Metropolis-Intercom and Envases CMF. The net loss from subsidiaries includes a Ch$ 2,088 million charge in 2004 (Ch$ 2,095 million in 2003) corresponding to goodwill amortization, which does not constitute cash flow.

The following analysis explains Cristalerias' result based on individual financial statements, as well as those of its main subsidiaries.

3b.  Individual Result

The Company had non-consolidated sales of Ch$ 33,298 million, compared to Ch$ 33,524 million in the previous fiscal year. Volumes sold increased by 7.4%, reaching 120,393 tons., mainly due to higher sales of bottles for wine, the returnable beer and food markets; partially compensated by lower sales to the non-returnable beer, liquor and soft drinks markets. Average prices declined by 7.5%, mainly explained by the strong decrease in the US$/Peso exchange rate that passed from Ch$ 723,66 per to dollar on average during the first semester of 2003 to Ch$ 608,22 per dollar on average during the first semester of 2004. Operating income reached Ch$ 10,135 million, 4.6% over 2003.

Non-operating result was a Ch$ 1,449 million loss, which compares to a Ch$ 5,986 million loss in 2003. The former is mainly explained by an income from exchange differences of Ch$ 1,391 million in 2004, compared to a Ch$ 3,617 million loss in 2003. During 2004 a higher loss in Cristalchile Comunicaciones (owner of 50% of Metropolis -Intercom) is registered and a lower income in Envases CMF. The former was partially compensated by higher income in CIECSA and Vina Santa Rita.

3c.  Result in Subsidiaries

Santa Rita's net income reached Ch$ 3,553 million, 23.3% over 2003. In the local market, prices increased by 10.0% in real terms, while volumes increased by 9.5%. Sales in this market increased by 20.4% reaching Ch$ 17,383 million. During the period, export volume sales increased by 6.6%, representsenting 50.2% of total revenues, in the amount of US$ 30.0 million (US$ 26.8 million in 2003). Operating income reached Ch$4,149 million compared with Ch$ 4,997 million in 2003, fundamentally due to higher costs of musts and a decrease of the Peso/US$ exchange rate that affects export returns. Santa Rita's average price in dollars per case for the export market reached US$ 34.1 (US$ 32.4 in 2003), while the average price for the industry was US$ 24.3 per case (US$
23.7 in 2003). Santa Rita had a Ch$ 364 million non-operating income, compared to a Ch$ 1,385 million loss in

2003, mainly due to a income from exchange differences of Ch$ 965 million compared with Ch$ 740 million loss in 2003.

Red Televisiva Megavision, CIECSA's main subsidiary, registered a Ch$1,125 million operating income, compared with an Ch$ 814 million operating income in 2003. MEGA reached the first place in audience with an audience viewership share of 25.4% during the period(1) (22.7% in 2003). Net sales increased by 8.3% reaching Ch$ 12,341 million, due to an increase in live programming, which has resulted in higher audience levels. MEGA had an Ch$ 811 million net income
(Ch$ 210 million income in 2003). CIECSA's net income was Ch$ 927 million, compared to Ch$ 75 million income the previous year.

Envases CMF S.A. registered a Ch$ 298 million net income in 2004 compared with a Ch$1,226 million net income in 2003. This is mainly explained by the non-operating result, which during 2003 registered a net income from price level restatement and exchange differences of Ch$ 435 million, compared to a Ch$ 205 million loss during the present period. Sales reached Ch$ 14,941 million during the period compared with Ch$ 16,375 million in 2003. Volume sales decreased by 4.1%, reaching 10,557 tons, due to a decline in pre forms exports and lower sales of one-way formats; while average prices decreased by 5.1% influenced by the decrease of the Peso/US$ rate of exchange. As a result the aforementioned operating income reached Ch$ 1,191 million, compared with Ch$ 1,615 million in 2003.

In the cable TV area, Cristalchile Comunicaciones S.A. (99.99% owned by Cristalerias), is the owner of 50% of Cordillera Comunicaciones Ltda., which in turn is the owner of Metropolis-Intercom S.A. During 2004, Metropolis-Intercom S.A. registered sales of Ch$ 22,186 million, compared with Ch$ 22,408 million in 2003. Metropolis-Intercom had a net loss of Ch$ 5,962 million, compared with a net loss of Ch$ 4,845 million in 2003. This lower result is mainly due to a one-time Ch$ 775 million charge, that affects the non-operating result of the company. Metropolis-Intercom's EBITDA reached Ch$3,192 million during the period (Ch$ 2,944 million in 2003). The latter includes a depreciation charge of Ch$ 7,338 million (Ch$ 6,672 million in 2003) corresponding to the HFC network adquired in July 2000. The company ended the period with 223,820 basic subscribers (237,324 in 2003), 28,970 premium service subscribers (33,440 in 2003), 38,503 broadband internet subscribers (31,5% over 2003) and 9,255 IP telephony subscribers.

As a result of the above mentioned and a negative goodwill amortization charge through Cordillera Comunicaciones of Ch$ 2,088 million during the year (Ch$ 2,095 million in 2003), Cristalchile Comunicaciones recorded a net loss of Ch$ 4,041 million (net loss of Ch$3,468 million in 2003).


INVESTMENTS

On June 23, 2004, Cristalerias de Chile announced that it will invest US$210 million in a development plan that will allow it to duplicate its glass production installed capacity -from 300 thousand tons per year to 600 thousand tons per year- and adequately attend the increasing demand of its customers.

The initiative, that would be materialized in a term of up to 10 years, was approved unanimously by the Board and contemplates materialization in successive stages, according to market needs.


--------
(1) Measured between 6:30 A.M. and 1:30 A.M. (i.e:19 hours a day) from Monday through Sunday.

The first stage of the development plan considers the construction of a new plant, equipped with 4 new fabrication lines and a furnace with production capacity of 360 tons per day, that supposes USS 110 million investment and that would be financed by a combination of internal resources and credits. Start up of operations is scheduled for 2006 and will allow to increase the present production capacity by 35%.

Following stages of the expansion imply adding 7 fabrication lines and 2 furnaces with production capacities over 400 tons per day.


4.  CASH FLOW STATEMENT

As of June 30, 2004 a total net positive flow of Ch$ 5,987 million was generated, which is explained by a positive flow generated by operating activities of Ch$ 21,112 million which were partially offset by a negative financing flow of Ch$ 3,929 million, and a negative flow of investment activities of Ch$11,196 million.

The operating flow corresponds basically to the collection of sales and financial interests and other income received that were reduced in part by payment to suppliers, taxes and interests.

The negative financing flow can be explained mainly by dividends paid of Ch$ 3,135 million and loans payments for Ch$ 648 million.

The negative investment flow is mainly explained by the incorporation of fixed assets of Ch$ 7,253 million, and loans to related companies for Ch$ 3,804 million.

The foregoing results in an increase in the final balance of cash and cash equivalent, once included the inflationary effect, which passed from Ch$ 76,214 million as of December 31, 2003 to Ch$ 82,283 million as of June 30, 2004.

According to the current regulations of the SVS and the Association of Accountants of Chile A.G., term deposits and agreements with due date less than 90 days have been considered cash and cash equivalent.


5.  INTEREST RATES AND EXCHANGE RATE RISK ANALYSIS

a.  Interest rates

Cristalerias and its subsidiaries are exposed to the risk of fluctuations in interest rates on its short-term and long-term debts. As of June 30, 2004 Short-Term and Long-Term bank liabilities and obligations with the public totaled Ch$ 130,028 million, which represents 28% of the Company's consolidated assets.

Bank loans totaled Ch$ 38,108 million, of which Ch$34,449 million correspond to credits in foreign currency agreed at variable rates related to the six-month Libor and 0.8% percentages point per year, Ch$ 2,995 million correspond to credits in pesos adjustable in unidades de fomento (indexed currency units) are exposed to changes in the six-month TAB rate and Ch$ 664 million correspond to credits in pesos at an annual rate of 4.94%.

Of total obligations with the public of Ch$ 91,920, Ch$ 71,450 million correspond to bonds issued by the Company and Ch$ 20,470 millon to bonds issued by the subsidiary Vina Santa Rita, both a fixed interest rate.

As of June 30, 2004, the Company had funds available of Ch$ 79,946 million invested in instruments at different tenors like term deposits, bonds, fixed-rate mutual funds and resale agreements. Such amount does not includes bonds for a total of Ch$8,539 million with maturity on September 15, 2005 and investments in shares for Ch$ 4,188 million.

Currently the Company and its subsidiaries do not use secondary financial instruments to reduce risk in the event of fluctuations in interest rates. That policy will be studied permanently to evaluate the alternatives offered by the market.


b)    Exchange rate

The Company and its Subsidiaries maintain liabilities in foreign currency for the equivalent to US$ 74.1 million, which represents 10.2% of its consolidated assets, and include a long-term syndicated loan of US$ 50 million in Cristalchile.

As of June 30 the Company and its Subsidiaries maintain investments in Dollars of US$ 68.3 million; in time deposits, bonds and fixed rate mutual funds. In addition it also has investments in EUROS 37.5 million in fixed rate and fixed rent instruments. Likewise it also has Dollar purchase future contracts of US$42.6 million which are more than compensated by sale future contracts of US$ 81.6 million.

On the other hand, aproximately 37.5% of consolidated income is indexed to the exchange rate variation. At the same time, the consolidated cost in foreign currency represents aproximately 29.6% of total costs.

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       GLASSWORKS OF CHILE
                                       (Registrant)

                                       By:  /s/ Benito Bustamante C.
                                          -----------------------------------
                                            Benito Bustamante C.
                                            Controller

Date:  October 20, 2004